Form 20-F/A
period 2002-06-30
BRESAGEN LTD
filed 2003-08-26
CIK 1132541

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A

[X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 2002

                        Commission file number 000-50359

                                BRESAGEN LIMITED
             (Exact Name of Registrant as Specified in its Charter)

                                    AUSTRALIA
                 (Jurisdiction of Incorporation or Organization)

                                       N/A
                 (Translation of Registrant's name into English)

                               8 DALGLEISH STREET
                                THEBARTON SA 5031
                                    AUSTRALIA
          TELEPHONE: 011-61-8-8234-2660; FACSIMILE: 011-61-8-8234-6268
               (Address of principal executive offices) (Zip code)

 Securities registered or to be registered pursuant to Section 12(b) of the Act

                                      None

           Securities registered pursuant to Section 12(g) of the Act:

                               Title of each class
                                 Ordinary shares
                  American Depositary Shares each representing
        10 Ordinary Shares and evidenced by American Depositary Receipts

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:

                                      None

The total number of issued shares of each class of stock of BresaGen Limited as of December 31, 2002 was:

                           54,498,560 Ordinary Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for
the past 90 days. Yes [ ]      No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 [ ] Item 18 [X].

            Please send copies of notices and communications from the
                     Securities and Exchange Commission to:

                                  Ross Kaufman
                             Greenberg Traurig, LLP
                     200 Park Avenue - New York - NY - 10166

                                TABLE OF CONTENTS

Part I

         Item 1.  Identity of Directors, Senior Management and Advisers
         Item 2.  Offer Statistics and Expected Timetable
         Item 3.  Key Information
         Item 4.  Information on the Company
         Item 5.  Operating and Financial Review and Prospects
         Item 6.  Directors, Senior Management and Employees
         Item 7.  Major Shareholders and Related Party Transactions
         Item 8.  Financial Information
         Item 9.  The Offer and Listing
         Item 10. Additional Information
         Item 11. Quantitative and Qualitative Disclosures About Market Risk
         Item 12. Description of Securities Other Than Equity Securities

Part II

         Item 13. Defaults, Dividend Arrearages and Delinquencies
         Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds
         Item 15. [Reserved]
         Item 16. [Reserved]

Part III

         Item 17. Financial Statements
         Item 18. Financial Statements
         Item 19. Exhibits

                                  INTRODUCTION

     In this Registration Statement, the "Company," "BresaGen," "we," "us" and "our" refer to BresaGen Limited.

     References to the "ADSs" are to our ADSs described in Item 12.D, "American Depositary Shares," and references to the "Ordinary Shares" are to our ordinary shares described in Item 10.A, "Share Capital."

     We prepare consolidated financial statements in Australian dollars in accordance with Australian GAAP, and they are referred to herein as the "Financial Statements." In this Registration Statement, references to "A$" are to Australian dollars and references to "$" and "U.S. dollars" are to United States dollars. On June 30, 2002, the commercial exchange rate (buy) was $.5636 = $A1.00 and on June 30, 2003 such commercial exchange rate was $.6667 = $A1.00.

     Our fiscal year ends on June 30, and references in this Registration Statement to any specific fiscal year are to the twelve month period ended June 30 of such year.

     This Registration Statement contains forward-looking statements that involve risks and uncertainties. We use words such an "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This Registration Statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of electronic commerce and related service markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below under the caption "Risk Factors" and elsewhere in this Registration Statement.

     Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Registration Statement, including, without limitation, in conjunction with the forward-looking statements included in this Registration Statement and specifically under Item 3.D, "Risk Factors."

     All subsequent written and oral forward-looking statements attributable to BresaGen are expressly qualified in their entirety by reference to these cautionary statements.


                                    GLOSSARY


510(k)approval                   Approval by the FDA to market medical devices
                                 within the United States.

API                              Active Pharmaceutical Ingredient

AML                              Acute myeloid leukemia

ASIC                             Australian Securities and Investments Commission

ASX                              Australian Stock Exchange Limited.

Cell differentiation Process by which cells change from immature precursor forms to mature cells with all appropriate characteristics and functions.

Cell Therapy                     Using living cells as therapeutic
                                 agents; these cells may be derived from stem
                                 cells (that are capable of generating a wide
                                 range of different cell types), and may be
                                 genetically manipulated, to add gene therapy
                                 treatments to the cell therapy approach.

Clinical trials                  Studies that test drug safety and efficacy prior to
                                 registration. CMML Chronic myelemonocytic
                                 leukemia CNS Central nervous system CST canine
                                 Somatotropin (alternative name for growth
                                 hormone) E21R A protein drug that is a modified
                                 form of the human hormone GM-CSF; E21R
                                 is produced in bacteria by BresaGen, and has
                                 undergone trials as a potential anti-cancer and
                                 RA drug.

Efficacy The effectiveness of a drug in treating a disease.

EMEA                             The European Agency for the Evaluation of
                                 Medicinal Products

EquiGen(R)                       equine Growth Hormone, a registered drug of
                                 BresaGen

ES Cells Embryonic Stem cells: cells derived from animals or human, and modified by cell culture, that have the capacity to differentiate into all possible cell types.

FDA                              US Food and Drug Administration

Growth Hormone                   A naturally-occurring protein hormone
                                 having a range of functions in animals and
                                 humans relating to growth and metabolism.

GM-CSF                           Granulocyte macrophage colony stimulating factor



GMP Good Manufacturing Practice: relating to facilities or activities that conform to government regulations regarding appropriate production practices. hGH human Growth Hormone

IND                              Investigational new drug

IP                               Intellectual property

MRI                              Magnetic resonance imaging

NHMRC                            National Health and Medical Research Council

NRA                              National Registration Authority: the Australian
                                 Federal Government organisation responsible for regulating agriculture and veterinary drugs, chemicals and devices. NIH US National
                                 Institute of Health

Proprietary                      Describes materials or technologies that are
                                 protected by patents or confidentiality.

RA                               rheumatoid arthritis

Recombinant                      Refers to molecules or techniques relating to
                                 genetic manipulation.

START Grant                      Australian Federal Government grant to
                                 support commercialisation of R&D; eligible
                                 expenditure is matched dollar-for-dollar by the
                                 government. Stem Cells Immature precursor cells
                                 capable of differentiating into a range of
                                 mature cell types, e.g. neuronal stem cells can
                                 differentiate into different types of mature
                                 nerve cells.

TGA                              Therapeutic Goods Administration: the
                                 Australian Federal Government organisation responsible for regulating human therapeutic drugs and devices.

Toxicology                       The study of the safety/toxicity of drugs in
                                 animals or humans.

Transgenics                      Relating to the generation or use of animals or
                                 plants that have been genetically manipulated
                                 to add genes.

Xenotransplantation              The practice of transplanting organs or tissues
                                 between different species, e.g. from pig to
                                 human.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 1.A DIRECTORS AND SENIOR MANAGEMENT

     The Directors of the Company are as follows:



                Name                          Position/Function                    Business Address
                ----                          -----------------                    ----------------

Peter R. Hart                         Independent Non-Executive                     8B Ringmer Drive
                                      Chairman                                      Burnside SA 5066

John R. Smeaton                       Chief Executive Officer                       111 Riverbend Road
                                                                                    Athens, GA 30605

Geoffrey N. Vaughan                   Independent Non-Executive Director            20 St. Georges Road
Retired April 2003                                                                  Upper Beaconsfield VIC 3808

John B. Harkness                      Independent Non-Executive Director            1/2A Delecta Avenue
                                                                                    Beauty Point NSW 2088

Christopher A. Juttner                Executive Director                            8 Dalgleish Street
                                                                                    Thebarton SA 5031

Rudy Mazzocchi                        Independent Non-Executive Director            2290 West Eau Gallie
                                                                                    Melbourne, FL  32395

John Kucharczyk                       Non-Executive Director                        1050 Lane Creek Ct., Bishop GA
                                                                                    USA 30621

With the exception of Allan Robins whose business address is 111 Riverbend Road, Athens, GA 30605 the business address of each Senior Manager of the Company is 8 Dalgleish Street, Thebarton SA 5031, Australia. The Senior Managers of the Company are as follows:


                Name                       Position/Function
                ----                       -----------------

Allan Robins                  Senior Vice President and Chief Technical Officer

Meera Verma                   Vice President and Chief Operating Officer

Gerard La Fontaine            Intellectual Property Counsel

Jackie Zanetti                Vice President Business Development

Linton Burns                  Vice President and Chief Financial Officer


ITEM 1.B ADVISERS

Lawyers:      Johnson Winter & Slattery
              211 Victoria Square
              Adelaide, SA 5000
              AUSTRALIA

              Greenberg Traurig, LLP
              200 Park Avenue
              New York, New York 10166

Patent Attorneys:

              Freehills Carter Smith Beadle
              101 Collins Street
              Melbourne, VIC 3000
              AUSTRALIA

              Sutherland Asbill & Brennan LLP
              999 Peachtree Street, NE
              ATLANTA GA 30309

              Mark A. Litman & Associates, P.A.
              York Business Center, Suite 205
              3209 West 76th Street
              Edina, MN
              USA 55435

ITEM 1.C AUDITORS

     The Company's auditors for the preceding three years have been KPMG, Chartered Accountants, whose address is 115 Grenfell Street, Adelaide, SA 5000, Australia.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

ITEM 3.A SELECTED FINANCIAL DATA

     The following selected consolidated financial information for the Company as at and for the fiscal years ended June 30, 2002, 2001, 2000, 1999 and 1998 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to the respective audited Consolidated Financial Statements of the Company and the notes thereto, which were audited by KPMG, independent accountants. Our audited financial statements as of June 30, 2002 and 2001 and for the fiscal years ended June 30, 2002, 2001 and 2000 are included elsewhere in this Form 20-F. The statement of financial performance data for the six months ended December 31, 2002 and 2001, and the statement of financial position as at December 31, 2002 have been derived from our unaudited interim financial statements included elsewhere in this Registration Statement. In the opinion of management, the unaudited interim financial statements included have been prepared on the same basis as the audited financial statements and include all adjustments which management considers necessary for the fair presentation of our results of operations and cash flows for the interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any future period.

     The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Australia ("Australian GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Note 31 of the June 30, 2002 Annual Financial Report and Note 17 of the interim unaudited Financial Report describe the principal differences between US GAAP and Australian GAAP as they relate to the Company, and includes a reconciliation to US GAAP of net loss, shareholders' equity and total assets.


(ALL amounts are in thousands of                                                                      AS OF AND FOR THE SIX MONTHS
Australian dollars ($000's),unless                                                                         ENDED DECEMBER 31,
otherwise stated)                                        AS OF AND FOR THE YEAR ENDED JUNE 30,               (UNAUDITED)
                                                     ----------------------------------------------   ------------------------------

                                                     2002      2001       2000     1999      1998           2002         2001
AMOUNTS IN ACCORDANCE WITH AUSTRALIAN GAAP
STATEMENT OF FINANCIAL PERFORMANCE DATA
REVENUE

Sales revenue                                        1,473     1,187        909       614         -            563          826
Government Grants                                    2,105     1,985        618       578       322          1,064        1,390
Contract research income                               747       817        609     1,785     2,364            581          370
Fee income                                             510       461          -        38        75              -          510
Interest income                                        964     1,296        677       109       224            275          564
Other income                                           250        25         18       112       242              -            1
                                                   --------------------------------------------------------------------------------
TOTAL REVENUE                                        6,049     5,771      2,831     3,236     3,227          2,483        3,661

EXPENSES

Cost of sales                                          555       639        488       123         -            227          234
Stock and WIP write-off                                267         -          -         -         -              -            -
Contract research expenditure                          756       843        630     1,785     2,364            693          436
Grant research expenditure                           4,408     3,945      1,010       846       806          1,761        2,125
Other research expenditure                           4,982     3,238      2,009     1,266     1,872          3,108        2,609
Write-off of intangibles                             2,583         -          -         -         -              -         -
Selling & marketing                                    615       412        260       225       122            217          402
Administration                                       3,744     3,190      1,776     1,186       555          2,551        1,804
                                                   --------------------------------------------------------------------------------
TOTAL EXPENSES                                      17,910    12,267      6,173     5,431     5,719          8,557        7,610

                                                   --------------------------------------------------------------------------------
NET LOSS                                           (11,861)   (6,496)    (3,342)   (2,195)   (2,492)        (6,074)      (3,949)
                                                   --------------------------------------------------------------------------------



(ALL amounts are in thousands of                                                               AS OF AND FOR THE SIX MONTHS
Australian dollars ($000's),unless                                                                  ENDED DECEMBER 31,
otherwise stated)                                  AS OF AND FOR THE YEAR ENDED JUNE 30,                (UNAUDITED)
                                              ----------------------------------------------   ------------------------------

                                                2002      2001       2000     1999      1998           2002         2001
AMOUNTS IN ACCORDANCE WITH AUSTRALIAN GAAP
STATEMENT OF FINANCIAL PERFORMANCE DATA
(CONTINUED)


BASIC AND DILUTED LOSS PER SHARE
Australian cents                                  22        14          11            18           20            11           7
                                              --------------------------------------------------------------------------------------
Weighted average number of ordinary
shares outstanding(1)                         54,341,190  46,371,664  29,313,967   12,348,186   12,348,186   54,496,657   54,239,645
                                              --------------------------------------------------------------------------------------

AMOUNTS IN ACCORDANCE WITH AUSTRALIAN GAAP
STATEMENT OF FINANCIAL POSITION DATA

Current Assets                                    17,408      26,757      15,755        1,783        3,658        9,606      23,919
Non-Current Assets                                17,064      17,975       6,777        4,696        4,845       22,937      18,036
Total Assets                                      34,472      44,732      22,532        6,479        8,503       32,543      41,955
Shareholders' equity                              31,866      43,231      21,116        1,033        3,228       25,828      39,719
No. of Shares (000's)                             54,449      53,893      35,275       12,348       12,348       54,499      54,399
Dividends  per Share                                   -           -           -            -            -            -          -

AMOUNTS IN ACCORDANCE WITH US GAAP

Net loss                                          10,091)    (18,340)     (4,580)         N/A          N/A       (5,066)     (4,151)
Total assets                                      22,073      30,025         N/A          N/A          N/A       20,766          N/A
Shareholders' equity                              18,526      28,000         N/A          N/A          N/A       13,510          N/A
BASIC AND DILUTED LOSS PER SHARE

Australian cents                                      18          40          16          N/A          N/A            9           8


________________________________
(1) On June 30, 1999 th eshare capital was
reconstructed so that the 6,762,770 shares issued and outstanding were subdivided so that 12,348,186 shares were issued and outstanding.



                                       10




RECONCILIATION OF AMOUNTS IN ACCORDANCE WITH AUSTRALIAN GAAP TO THE AMOUNTS IN ACCORDANCE WITH US GAAP

                                                                                                        AS OF AND FOR THE SIX MONTHS
                                                                                                             ENDED DECEMBER 31,
                                                  AS OF AND FOR THE YEAR ENDED JUNE 30,                         (UNAUDITED)
                                              ---------------------------------------------------       ----------------------------

                                               2002         2001        2000      1999      1998           2002           2001

NET LOSS PER AUSTRALIAN GAAP                  (11,861)     (6,496)        (3,342)   N/A     N/A            (6,074)       (3,949)

US GAAP adjustments
Stock compensation                               (121)       (375)        (1,172)   N/A     N/A               (14)          (61)
Intangibles                                     2,308     (10,918)            11    N/A     N/A               622            44
Revenue recognition                              (417)       (430)             -    N/A     N/A               400          (185)
Share issue costs                                 -          (121)           (77)   N/A     N/A                 -             -

NET LOSS PER US GAAP                          (10,091)    (18,340)        (4,580)   N/A     N/A            (5,066)       (4,151)



TOTAL ASSETS AS PER AUSTRALIAN GAAP            34,472      44,732            N/A     N/A    N/A            32,543           N/A

US GAAP adjustments
Write down of intangible assets               (12,399)    (14,707)           N/A     N/A    N/A           (11,777)          N/A

TOTAL ASSETS AS PER US GAAP                    22,073      30,025            N/A     N/A    N/A            20,766           N/A

SHAREHOLDERS' EQUITY PER AUSTRALIAN            31,866      43,231            N/A     N/A    N/A            25,828           N/A
GAAP

US GAAP adjustments
Decrease in total assets                      (12,399)    (14,707)           N/A     N/A    N/A           (11,777)           N/A
Increase in long-term loans                      (341)        (94)           N/A     N/A    N/A              (341)           N/A
Increase in total liabilities                    (600)       (430)           N/A     N/A    N/A              (200)           N/A

SHAREHOLDERS' EQUITY PER US GAAP               18,526      28,000            N/A     N/A    N/A            13,510            N/A


                                       11


EXCHANGE RATES

     The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 into US$ based on the mid Australian buy and sell rate.


                                        At period             Average            High                   Low
                  Period ended                end             rate(a)
--------------------------------------------------------------------------------------------------------------
                                                                            US$ per A$1.00


                          1998                                  .6291
                          1999                                  .6447
                          2000                                  .5768
                          2001                                  .5130
                          2002                                  .5371
                     July 2002              .5436                                    .5682             .5349
                   August 2002              .5508                                    .5541             .5274
                September 2002              .5438                                    .5524             .5419
                  October 2002              .5534                                    .5592             .5429
                 November 2002              .5604                                    .5666             .5555
                 December 2002              .5625                                    .5660             .5591
                  January 2003              .5860                                    .5922             .5629
                 February 2003              .6053                                    .6072             .5846
                    March 2003              .6009                                    .6165             .5898
                    April 2003              .6188                                    .6212             .5982
                      May 2003              .6516                                    .6603             .6267
                     June 2003              .6667                                    .6728             .6542


                                       12


     (a) The average of the exchange rates on the last day of each month during the financial period.

ITEM 3.B CAPITALIZATION AND INDEBTEDNESS

     The following table sets forth our unaudited indebtedness and capitalization as of June 30, 2003:

                                                                  June 30, 2003

   INDEBTEDNESS

   Secured debt                                                     A$7,543,000
   Unsecured debt                                                       A$5,000
                                                         -----------------------
   Total debt                                                       A$7,548,000
                                                         -----------------------

   SHAREHOLDERS' EQUITY

   Share capital                                                   A$61,084,000
   Reserves                                                           A$234,000
   Accumulated Deficit                                           A$(39,600,000)
                                                         -----------------------
   Total Shareholders' equity                                      A$21,718,000
                                                         -----------------------

   TOTAL CAPITALIZATION (I)                                        A$28,866,000
   (i) Excludes short term debt of $400,000


The Company also has contingent debt in relation to further funding of the Company's new building of $A480,000.

ITEM 3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D RISK FACTORS

     Before you purchase our ADSs, you should be aware that there are risks, including those described below. You should consider carefully these risk factors together with all of the other information contained elsewhere in this Registration Statement or incorporated by reference before you decide to purchase our ADSs.

OUR STOCK PRICE IS VOLATILE AND CAN FLUCTUATE SIGNIFICANTLY BASED ON EVENTS NOT IN OUR CONTROL AND GENERAL INDUSTRY CONDITIONS.

     The biotechnology sector is particularly vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance. Our stock price may be affected by a number of factors including, but not limited to:

o        clinical trial results and other product development events;

o        the outcome of litigation;

o        decisions relating to intellectual property rights;

o        the entrance of competitive products into our market;

o changes in reimbursement policies or other practices related to the pharmaceutical industry; or

o        other industry and market changes or trends.

     Since our initial public offering in September 1999, the price of our Ordinary Shares has ranged from A$.22 to A$1.95 per share. These fluctuations can occur due to events within our control, regulatory actions such as government approval of products or reimbursements, and general market conditions affecting the biotechnology sector or the stock market generally.

CURRENCY FLUCTUATIONS MAY NEGATIVELY AFFECT OUR OPERATING RESULTS.

     Our operating results are reported in Australian dollars. The exchange rates between the Australian dollar and the U.S. dollar may fluctuate significantly.

     The impact of currency fluctuations in the Australian and US dollar exchange rates can impact the results of our operations and financial condition in the following ways:

o we currently fund our US operations with Australian dollars, therefore the lowering of the Australian dollar against the US dollar could adversely affect our cash reserves;

o we consolidate our US operation into the Australian holding company's accounts. Fluctuations in the Australian and US dollar exchange rates can impact our financial results.

LOSING SOME OR ALL OF OUR KEY PERSONNEL COULD HARM OUR BUSINESS.

     Our business depends substantially on the performance of our executive officers and key employees and consultants. Because of the specialized nature of our business, our success depends upon our ability to attract and retain highly-qualified personnel and to develop and maintain relationships with leading research institutions. The competition for those relationships and for experienced personnel amongst the biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions is intense. If we are unable to continue to attract and retain such personnel or relationships, our competitive position could be hurt.

THE FACT THAT WE DO NOT EXPECT TO PAY CASH DIVIDENDS MAY LEAD TO DECREASED PRICES FOR OUR STOCK.

     We have never paid a cash dividend on our Ordinary Shares and we do not anticipate paying any cash dividend in the foreseeable future. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements which we may enter into with institutional lenders may restrict our ability to pay cash dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent on our financial condition, results of operations, capital requirements and any other factors our board of directors decides are relevant. As a result, an investor will only recognize an economic gain on an investment in our stock from an appreciation in the price of our stock.

YOU MAY HAVE DIFFICULTY IN EFFECTING SERVICE OF LEGAL PROCESS AND ENFORCING JUDGMENTS AGAINST US AND OUR MANAGEMENT.

     We are incorporated under the laws of the State of South Australia and a substantial portion of our assets are located in Australia. In addition many of our directors and officers are non-resident of the United States and a substantial portion of such non-residents are located outside the United States. As a result it may not be possible to effect service of process within the United States upon such persons, including with respect to matters arising under the Securities Act of 1933, as amended (the "Securities Act").

     Further, it may be difficult for an investor, or any other person or entity, to enforce a U.S, court judgment based upon the civil liability provision of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

AS A FOREIGN PRIVATE ISSUER WE DO NOT HAVE TO PROVIDE YOU WITH THE SAME INFORMATION AS AN ISSUER OF SECURITIES BASED IN THE UNITED STATES.

     Because we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934 we are exempt from certain provisions of such act that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Securities Exchange Act of 1934, as amended (the "Exchange Act") regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, you are not afforded the same protections or information, which would be made available to you, were you investing in a United States public corporation.

     However, in line with the Australian Stock Exchange regulations, we will disclose our semi annual results, which are required to have a limited review performed by independent auditors semi-annually and be fully audited annually. The information, which may have an effect on the stock price on the Australian Stock Exchange, will also be disclosed immediately in the public media and to the Australian Stock Exchange. Other relevant information pertaining to our company or us will also be disclosed in line with the Australian Stock Exchange regulations and information dissemination requirements for listed companies. Nevertheless, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States public corporation. Both the semi-annual results and any other material information that we are required to make public in Australia will be provided in the United States under the cover of Form 6-K.

YOU MAY NOT BE ABLE TO RESELL YOUR ADSS.

     There has been no public market for the ADSs. We cannot assure you that an active trading market for the ADSs will develop or be maintained after listing. If an active trading market is not developed and maintained, the liquidity and trading prices of the ADSs could be negatively affected.

OUR COMPANY HAS A HISTORY OF LOSSES AND WE EXPECT TO CONTINUE TO INCUR LOSSES.

     BresaGen was founded in 1982. We have incurred operating losses in every year of our existence. We incurred net losses of A$3.3 million for the year ended June 30, 2000, A$6.5 million for the year ended June 30, 2001 and A$11.9 million for the year ended June 30, 2002. As of June 30, 2002, we have accumulated losses of A$29.5 million. We have not achieved profitability and expect to continue to incur net losses. The extent of future losses and the time required to achieve profitability is highly uncertain. Moreover, although our business is not seasonal in nature, our revenues tend to vary significantly from fiscal quarter to fiscal quarter.

IN ORDER TO ACHIEVE COMMERCIAL SUCCESS, OUR PRODUCTS MUST GAIN MARKET
ACCEPTANCE.

     We have only recently begun to market our products and to generate revenues from the commercialization of these products. Products under development will require additional research and development efforts, including clinical testing and regulatory approval, prior to commercial use. Our potential products are subject to the risks of failure inherent in the development of medical products based on new technologies. These risks include the possibilities that:

o    Our approach will not be successful;

o Our potential products will be found to be unsafe, ineffective or otherwise will fail to meet applicable regulatory standards or receive necessary regulatory clearances;

o The potential products, if safe and effective, will be difficult to develop into commercially-viable products, will be difficult to manufacture on a large scale, will be uneconomical to market, or will fail to obtain acceptance by the medical community;

o Proprietary rights of third parties will preclude us from marketing such products; or

o    Third parties will market superior or equivalent products.

     Our business results would be hurt if we were unable to demonstrate to the medical community the efficacy, relative safety and cost effectiveness of treating patients with our products or if our products were not accepted as alternatives to other existing or new therapies.

OUR MARKETS ARE COMPETITIVE AND OUR COMPETITORS COULD DEVELOP MORE EFFECTIVE PRODUCTS.

     We are engaged in the rapidly evolving and competitive field of drug development for the treatment of major diseases. Our competitors include tissue cell therapy companies, xenotransplant companies, major pharmaceutical companies and other biotechnology and medical products companies. Some of these companies have much greater resources, research and development staffs and facilities, experience in conducting clinical trials and obtaining regulatory approvals and experience in the manufacturing, marketing and distribution of products than we do. Our competitive position is based upon our ability to:

o create and maintain scientifically-advanced technology and proprietary products and processes;

o    attract and retain qualified personnel;

o    obtain patent or other protection for our products and processes;

o    obtain required government approvals on a timely basis;

o    manufacture products on a cost-effective basis; and

o    successfully market products.

     If we are not successful in meeting these goals, our business could be hurt. Similarly, our competitors may succeed in developing technologies, products or procedures that are more effective than any that we are developing or that would render our technology and products obsolete, noncompetitive or uneconomical.

WE DEPEND UPON STRATEGIC RELATIONSHIPS TO MARKET OUR PRODUCTS AND OUR DISTRIBUTORS MAY NOT BE SUCCESSFUL IN MARKETING OUR PRODUCTS.

     We have limited experience in sales, marketing and distribution. We will need to develop long-term strategic relationships with partners that have marketing and sales forces with technical expertise and distribution capability. To the extent that we enter into such relationships, our revenues will depend upon the efforts of third parties who may or may not be successful. We may not be able to establish or maintain long-term strategic relationships, and if we do, our collaborators may not be successful in gaining market acceptance for our products. To the extent that we choose not to or are unable to negotiate or maintain collaborations, we will need more capital and resources to undertake a commercialization program at our own expense. In addition, we may encounter significant delays in introducing our products into certain markets or find that the commercialization of products in such markets may be adversely affected by the absence of collaborative agreements.

OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS DEPENDS UPON OUR COMPLIANCE WITH GOVERNMENT REGULATIONS.

     Our present and proposed activities are subject to extensive and rigorous regulation by governmental authorities in Australia, the US and other countries. To clinically test, produce and market medical products for human use, we must satisfy mandatory procedural and safety and efficacy requirements established by the Food and Drug Administration ("FDA") and comparable state and foreign regulatory agencies. Typically, such rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time consuming and subject to unanticipated delays. Our product candidates may not be approved. In addition, our product approvals could be withdrawn for failure to comply with regulatory standards or due to unforeseen problems after the product's marketing approval.

     Testing is necessary to determine safety and efficacy before a submission may be filed with the FDA to obtain authorization to market regulated products. In addition, the FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labelling, Good Manufacturing Practices, record keeping and reporting requirements. The FDA also may require post-marketing testing and surveillance programs to monitor a product's effects. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals or could negatively affect the marketing of our existing products. We would not be able to commercialize our products as planned and our operating results would be hurt if:

o    the regulatory agencies find our testing protocols to be inadequate;

o the appropriate authorizations are not granted on a timely basis, or at all;

o the process to obtain authorization takes longer than expected or we have insufficient funds to pursue such approvals;

o        we lose previously-received authorizations; or

o        we do not comply with regulatory requirements.

     Medical and biopharmaceutical research and development involves the controlled use of hazardous materials, such as radioactive compounds and chemical solvents. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. In addition, we handle and dispose of human tissue. Although we believe that our safety procedures for handling these materials are adequate, if accidental contamination or injury were to occur, we could be liable for damages.

WE RELY HEAVILY UPON OUR PATENTS AND PROPRIETARY TECHNOLOGY AND ANY FUTURE CLAIMS THAT OUR PATENTS ARE INVALID COULD SERIOUSLY HARM OUR BUSINESS.

     We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to protein drugs, cells and cell delivery technologies. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be sure that any additional patents will be issued to us as a result of our domestic or foreign patent applications or that any of our patents will withstand challenges by others. Patents issued to or licensed by us may be infringed or third parties may independently develop either the same or similar technology. Similarly, our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may prevent, limit or interfere with our products or will require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business. We may sue or be sued by third parties regarding patents and other intellectual property rights. These suits are costly and would divert funds and management and technical resources from our operations.

         We also rely upon unpatented proprietary technology, know-how and trade secrets and seek to protect them through confidentiality agreements with employees, consultants and advisors. We request that any corporate sponsor with which we enter into a collaborative agreement do so as well. If these confidentiality agreements are breached, we may not have adequate remedies for the breach. In addition, others may independently develop or otherwise acquire substantially the same proprietary technology as our technology and trade secrets.

     We have relationships with a number of academic consultants who are not employed by us. Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us. Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results of operations. To the extent that our scientific consultants develop inventions or processes independently that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not win those disputes.

WE MUST BE ABLE TO MANUFACTURE OUR PRODUCTS SUCCESSFULLY.

     The process of manufacturing our products is complex, requiring strict adherence to manufacturing protocols. With increasing demand, we must transition from small-scale to full-scale production of our products. If we do not make the full transition successfully, we will not be able to satisfy the demands for our products and our results of operations will be hurt.

     We are required to maintain a manufacturing facility in compliance with Good Manufacturing Practices. Manufacturing facilities and processes pass an inspection before the FDA issues any product licenses necessary to market medical therapeutics and are subject to continual review and periodic inspection. We may not be able to maintain the necessary regulatory approvals for our manufacturing operations or manufacture our products in a cost-effective manner. If we were unable to manufacture potential products independently or obtain or retain third party manufacturing on commercially- acceptable terms, the submission of products for final regulatory approval and initiation of marketing would be delayed. This, in turn, may cause us to be unable to commercialize product candidates as planned, on a timely basis or on a profitable basis.

IF OUR ACCESS TO NECESSARY TISSUE SAMPLES, INFORMATION OR LICENSED TECHNOLOGIES IS RESTRICTED, WE WILL NOT BE ABLE TO DEVELOP OUR BUSINESS.

     To continue the research and development of our therapeutic products, we need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information. We compete with many other companies for these materials and information. We may not be able to obtain or maintain access to these materials and information on acceptable terms, if at all. In addition, government regulation in the United States and foreign countries could result in restricted access to, or prohibiting the use of human and other tissue samples. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business will be materially harmed.

WE MAY BE SUBJECT TO PRODUCT LIABILITY SUITS; OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER DAMAGES.

     Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of medical products. The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to product liability claims or product recall and possible adverse publicity. Although we have product liability insurance coverage, the level or breadth of our coverage may not be adequate to fully cover potential liability claims. In addition, we may not be able to obtain additional product liability coverage in the future at an acceptable cost. A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of product liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

OUR BUSINESS IS SUBJECT TO THE UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT AND HEALTH CARE REFORM MEASURES WHICH MAY LIMIT MARKET ACCEPTANCE.

     In both domestic and foreign markets, our ability to commercialize our product candidates will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products. If our products are not considered cost-effective, third-party payors may limit reimbursement. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If government and third-party payors do not provide adequate coverage and reimbursement levels for uses of our products, the market acceptance of our products would be limited.

     There have been a number of U.S. federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the health care system of the US. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. We cannot predict the effect health care reforms may have on our business.

THE ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF OUR RESEARCH USING EMBRYONIC STEM CELLS AND NUCLEAR TRANSFER COULD PREVENT US FROM DEVELOPING OR GAINING ACCEPTANCE FOR COMMERCIALLY VIABLE PRODUCTS IN THIS AREA.

     Our programs in regenerative medicine involve the use of human embryonic stem cells that would be derived from human embryonic or fetal tissue. The use of human embryonic stem cells gives rise to ethical, legal and social issues regarding the appropriate use of these cells. In the event that our research related to human embryonic stem cells becomes the subject of adverse commentary or publicity, the market price for our stock could be significantly harmed.

     Some groups have voiced opposition to technology and practices like those we use. The concepts of cell regeneration, cell immortality, and genetic cloning have stimulated significant debate in social and political arenas. We use human embryonic stem cells derived through a process that uses donated embryos that are no longer necessary following a successful in vitro fertilization procedure as the starting material. Further, many research institutions, including some of our scientific collaborators, have adopted policies regarding the ethical use of human embryonic stem cells and fetal tissue. These policies may have the effect of limiting the scope of research conducted using human embryonic stem cells, resulting in reduced scientific progress. President Bush, however, announced on August 9, 2001 that he would permit federal funding of research on human embryonic stem cells using the limited number of embryonic stem cell lines that had already been created. A newly created president's council will monitor stem cell research, and the guidelines and regulations it recommends may include restrictions on the scope of research using human embryonic or foetal tissue. Our inability to conduct research using human embryonic stem cells due to such factors as government regulation or otherwise could have a material adverse effect on us. Although we will not be pursuing human reproductive cloning, we continue to develop techniques for use in agricultural cloning and for possible application in human regenerative medicine. Government imposed restrictions with respect to any or all of these practices could:

o    harm our ability to establish critical partnerships and collaborations;

o    prompt government regulation of our technologies;

o    cause delays in our research and development; and

o    cause a decrease in the price of our stock.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO OBTAIN AND ENFORCE PATENTS FOR OUR DISCOVERIES; HOWEVER, LEGAL PRINCIPLES FOR BIOTECHNOLOGY PATENTS IN THE UNITED STATES AND IN OTHER COUNTRIES ARE NOT FIRMLY ESTABLISHED AND THE EXTENT TO WHICH WE WILL BE ABLE TO OBTAIN PATENT COVERAGE IS UNCERTAIN.

     Protection of our proprietary compounds and technology is critically important to our business. Our success will depend in part on our ability to obtain and enforce our patents and maintain trade secrets, both in the United States and in other countries. The patent positions of pharmaceutical and biopharmaceutical companies, including ours, are highly uncertain and involve complex legal and technical questions. We may not continue to develop products or processes that are patentable, and it is possible that patents will not issue from any of our pending applications, including allowed patent applications. Further, our current patents, or patents that issue on pending applications, may be challenged, invalidated or circumvented, and our current or future patent rights may not provide proprietary protection or competitive advantages to us. In the event that we are unsuccessful in obtaining and enforcing patents, our business would be negatively impacted. In addition, many of the laws of foreign countries treat the protection of proprietary rights differently from, any may not protect our proprietary rights to the same extent as do, laws in Australia, the United States and Patent Co-operation Treaty countries.

     Patent applications in the United States are maintained in secrecy until patents issue. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by at least several months and sometimes several years. Therefore, the persons or entities that we or our licensors name as inventors in our patents and patent applications may not have been the first to invent the inventions disclosed in the patent applications or patents, or file patent applications for these inventions. As a result, we may not be able to obtain patents from discoveries that we otherwise would consider patentable and that we consider to be extremely significant to our future success.

     Patent prosecution or litigation may also be necessary to obtain patents, enforce any patents issued or licensed to us or to determine the scope and validity of our proprietary rights or the proprietary rights of another. We may not be successful in any patent prosecution or litigation. Patent prosecution and litigation in general can be extremely expensive and time consuming, even if the outcome is favorable to us. An adverse outcome in a patent prosecution, litigation or any other proceeding in a court or patent office could subject our business to significant liabilities to other parties, require disputed rights to be licensed from other parties or require us to cease using the disputed technology.

IF WE FAIL TO MEET OUR OBLIGATIONS UNDER LICENSE AGREEMENTS, WE MAY FACE LOSS OF OUR RIGHTS TO KEY TECHNOLOGIES ON WHICH OUR BUSINESS DEPENDS.

     Our business depends in part on patents licensed from third parties. Those third-party license agreements impose obligations on us, such as payment obligations and obligations to diligently pursue development of commercial products under the licensed patents. If a licensor believes that we have failed to meet our obligations under a license agreement, the licensor could seek to limit or terminate our license rights, which would mast likely lead to costly and time-consuming litigation. During the period of any such litigation our ability to carry out the development and commercialization of potential products could be significantly and negatively affected. If our license rights were ultimately lost, our ability to carry on our business based on the affected technology platform would be severely affected.

WE MAY BE SUBJECT TO LITIGATION THAT WILL BE COSTLY TO DEFEND OR PURSUE AND UNCERTAIN IN ITS OUTCOME.

     Our business may bring us into conflict with our licensees, licensors, or others with whom we have contractual or other business relationships, or with our competitors or others whose interests differ from ours. If we are unable to resolve those conflicts on terms that are satisfactory to all parties, we may become involved in litigation brought by or against us. That litigation is likely to be expensive and may require a significant amount of management's time and attention, at the expense of other aspects of our business. The outcome of litigation is always uncertain, and in same cases could include judgments against us that require us to pay damages, enjoin us from certain activities, or otherwise affect our legal or contractual rights, which could have a significant effect on our business.

     We have recently issued proceedings in the Supreme Court of South Australia against the Institute of Medical and Veterinary Science, Medvet Science Pty Ltd and Professor Angel Lopez who were responsible for the initial research in relation to BresaGen's anti-cancer drug E21R and who licensed E21R to BresaGen.

     In July 2002 BresaGen terminated its collaborative E21R development agreement with British Biotech. The decision came after British Biotech was unable to repeat certain published data supplied by IMVS, Medvet and Professor Lopez. The new studies raised concerns about E21R-induced cell killing or apoptosis in acute myeloid leukaemia.

WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND, AND WHICH MAY LIMIT OUR ABILITY TO USE DISPUTED TECHNOLOGIES AND PREVENT US FROM PURSUING RESEARCH AND DEVELOPMENT OR COMMERCIALIZATION OF POTENTIAL PRODUCTS.

     Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of others. Our technologies may infringe the patents or proprietary rights of others. In addition, we may become aware of discoveries and technology controlled by third parties that are advantageous to our research programs. In the event our technologies do infringe on the rights of others or we require the use of discoveries and technology controlled by third parties, we may be prevented from pursuing research, development or commercialization of potential products or may be required to obtain licenses to these patents or other proprietary rights or develop or obtain alternative technologies. We may not be able to obtain alternative technologies or any required license on commercially favorable terms, if at all If we do not obtain the necessary licenses or alternative technologies, we may be delayed or prevented from pursuing the development of some potential products. Our failure to obtain alternative technologies or a license to any technology that we may require to develop or commercialize our products will significantly and negatively affect our business.

     Patent law relating to the scope and enforceability of claims in the technology fields in which we operate is still evolving, and the degree of future protection for any of our proprietary rights is highly uncertain.

     Federal, state and local governments in the United States and governments in other countries have significant regulations in place that govern many of our activities. The preclinical testing and clinical trials of the products that we develop ourselves or that our collaborators develop are subject to extensive government regulation and may prevent us from creating commercially viable products from our discoveries. In addition, the sale by us or our collaborators from any commercially viable product will be subject to government regulation from several standpoints, including the processes of:

o    manufacturing;

o    advertising and promoting;

o    labelling; and

o    distributing.

     We may not obtain regulatory approval for the products we develop and our collaborators may not obtain regulatory approval for the products they develop. Regulatory approval may also entail limitations on the indicated uses of a proposed product. Because certain of our product candidates involve the application of new technologies and may be based upon a new therapeutic approach, such products may be subject to substantial additional review by various government regulatory authorities, and, as a result, we may obtain regulatory approvals for such products more slowly than for products based upon more conventional technologies. If, and to the extent that, we are unable to comply with these regulations, our ability to earn revenues will be materially and negatively impacted.

     The regulatory process, particularly for biopharmaceutical products like ours, is uncertain, can take many years and requires the expenditure of substantial resources. Any product that we or our collaborative partners develop must receive all relevant regulatory agency approvals or clearances, if any, before it may be marketed in the United States or other countries. Generally, biological drugs and non-biological drugs are regulated more rigorously than medical devices. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other requirements by the FDA in the United States and similar health authorities in foreign countries. The regulatory process, which includes extensive preclinical testing and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources.

     Data obtained from preclinical and clinical activities is susceptible to varying interpretations that could delay, limit or prevent regulatory agency approvals or clearances. In addition, delays or rejections may be encountered as a result of changes in regulatory agency policy during the period of product development and/or the period of review of any application for regulatory agency approval or clearance for a product. Delays in obtaining regulatory agency approvals or clearances could:

o significantly harm the marketing of any products that we or our collaborators develop;

o impose costly procedures upon our activities or the activities of our collaborators;

o diminish any competitive advantages that we or our collaborative partners may attain; or

o adversely affect our ability to receive royalties and generate revenues and profits.

     Even if we commit the necessary time and resources, economic and otherwise, the required regulatory agency approvals or clearances may not be obtained for any products developed by or in collaboration with us. If regulatory agency approval or clearance for a new product is obtained, this approval or clearance may entail limitations on the indicated uses for which it may be marketed that could limit the potential commercial use of the product.

     Furthermore, approved products and their manufacturers are subject to continual review, and discovery of previously unknown problems with a product or its manufacturer may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Failure to comply with regulatory requirements can result in severe civil and criminal penalties, including but not limited to:

o    recall or seizure of products;

o    injunction against manufacture, distribution, sales and marketing; and

o    criminal prosecution.

     The imposition of any of these penalties could significantly impair our business, financial condition and results of operations.

MOST DRUG RESEARCH AND DEVELOPMENT PROGRAMS FAIL.

     Only a small minority of all research and development programs ultimately result in commercially successful drugs. It is not possible to predict whether any program will succeed until it actually produces a drug that is commercially marketed for a significant period of time. We are attempting to develop drugs for human therapeutic uses and we cannot assure you that any of our research and development activities will be successful or that any of our potential product candidates will be commercialized. If our clinical trials are not successful, we will not be able to develop and commercialize any of our products.

     In order to obtain regulatory approvals for the commercial sale of our product candidates, we will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. While we seek to broaden our product pipeline, as described below, we have limited experience in conducting clinical trials in these new product areas.

     A clinical trial may fail for a number of reasons, including:

o failure to enroll a sufficient number of patients meeting eligibility criteria;

o    failure of the product candidate to demonstrate safety or efficacy;

o the development of serious or life-threatening adverse events, for example, side effects, caused by or connected with exposure to the product candidate; and

o the failure of clinical investigators, trial monitors and other consultants, or trial subjects to comply with trial plan or protocol.

THERE ARE RISKS INVOLVED IN EXPANDING OUR INITIAL FOCUS AND BROADENING OUR PRODUCT PIPELINE.

     As we expand our focus to broaden our product pipeline and as our scientific efforts lead us in new directions into conditions or diseases outside of our areas of experience and expertise, we will require additional internal expertise or external collaborations in areas in which we currently do not have substantial resources and personnel. As we develop drug candidates independently, we will require additional resources that may be difficult to obtain. We may have to enter into collaboration arrangements with others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise pursue independently. We cannot assure you that we will be able to acquire the necessary expertise or enter into collaboration agreements on acceptable terms to develop additional drug candidates.

WE DEPEND ON THE COLLABORATIVE EFFORTS OF OUR ACADEMIC AND CORPORATE PARTNERS FOR RESEARCH, DEVELOPMENT AND COMMERCIALIZATION OF SOME OF OUR PRODUCTS.

     Our strategy for research, development and commercialization of some of our products involves entering into various arrangements with academic and corporate partners and others. As a result, our strategy depends, in part, upon the success of these outside parties in performing their responsibilities. Our collaborators may also be our competitors. We cannot control the amount and timing of resources that our collaborators devote to performing their contractual obligations. We cannot assure you that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements.

     If our collaborators breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative arrangement may be delayed. If that is the case, we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialization, or such development or commercialization could be terminated. The termination or cancellation of collaborative arrangements could adversely affect our financial condition, intellectual property position and operations. In addition, disagreements between collaborators and us could lead to delays in the collaborative research, development, or commercialization of certain products or could require or result in formal legal process or arbitration for resolution. These consequences could be time-consuming and expensive and could have material adverse effects on us.

     Other than our contractual rights under our license agreements, we may be limited in our ability to convince our licensees to fulfil their obligations. If our licensees fail to act promptly and effectively, or if a dispute arises, it could have a material adverse effect on our results of operations and the price of our Ordinary Shares and ADSs.

     We rely upon scientific, technical and clinical data supplied by academic and corporate collaborators, licensors, licensees, independent contractors and others in the evaluation and development of potential therapeutic compounds. We cannot assure you that there are no errors or omissions in this data that would materially adversely affect the development of these compounds.

     We may seek additional collaborative arrangements to develop and commercialize our products in the future. We cannot assure you that we will be able to negotiate acceptable collaborative arrangements in the future or that they will be on favorable terms or that any collaborative arrangements will be successful. In addition, our collaborative partners may pursue alternative technologies or develop alternative compounds independently or in collaboration with others as a means of developing treatments for the diseases targeted by their collaborative programs with us.

WE WILL NEED ADDITIONAL CAPITAL TO CONDUCT OUR OPERATIONS AND DEVELOP OUR PRODUCTS, AND OUR ABILITY TO OBTAIN THE NECESSARY FUNDING IS UNCERTAIN.

     We will require substantial capital resources in order to conduct our operations and develop our products. While we estimate that our existing capital resources and receipts from sales, grants and interest income will be sufficient to fund our current level of operations until the fourth quarter of calendar year 2003, we cannot guarantee that this will be the case. The timing and degree of any future capital requirements will depend on many factors, including:

o the accuracy of the assumption underlying our estimates for our capital needs in 2003 and beyond;

o    continued scientific progress in our research and development programs;

o    the magnitude and scope of our research and development programs;

o our ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

o    our progress with preclinical and clinical trials;

o    the time and costs involved in obtaining regulatory approvals;

o the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and

o    the potential for new technologies and products.

     We intend to acquire additional funding through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business.

OUR RELIANCE ON THE RESEARCH ACTIVITIES OF OUR NON-EMPLOYEE SCIENTIFIC ADVISORS AND OTHER RESEARCH INSTITUTIONS, WHOSE ACTIVITIES ARE NOT WHOLLY WITHIN OUR CONTROL, MAY LEAD TO DELAYS IN TECHNOLOGICAL DEVELOPMENTS.

     We rely extensively and have relationships with scientific advisors at academic and other institutions, some of whom conduct research at our request. These scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that my limit their availability to us. We have limited control over the activities of these advisors and, except as otherwise required by our collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to our activities. If our scientific advisors are unable or refuse to contribute to the development of any of our potential discoveries, our ability to generate significant advance in our technologies will be significantly harmed.

     In addition, we have formed research collaborations with many academic and other research institutions throughout the world. These research facilities may have commitments to other commercial and non-commercial entities. We have limited control over the operations of these laboratories and can expect only limited amounts of time to be dedicated to our research goals.

THERE ARE RISKS RELATING TO PRODUCT MANUFACTURING.

     Our ability to conduct timely preclinical and clinical research and development programs, obtain regulatory approval, commercialize our product candidates and fulfil our contract manufacturing obligations to others will depend, in part, upon our ability to manufacture our products, either directly or through third parties, in accordance with FDA and other regulatory requirements.

     If we are unable to manufacture our products, we would be unable to proceed with or could experience delays in the regulatory process for our product candidates under development, and experience delays in the commercialization of our products. We cannot assure you that we will be able to manufacture products successfully or in a cost-effective manner at our facilities. We may also have difficulties obtaining the raw materials and supplies necessary to manufacture our product candidates or the products we manufacture for others. If we are unable to develop our own manufacturing facilities or to obtain or retain third-party manufacturing on acceptable terms, we may not be able to conduct certain future preclinical and clinical testing or to supply commercial quantities of our product candidates. Our dependence upon third parties for the manufacture of some of our products and related therapies may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

LIMITED RIGHTS OF ADS'S IN CERTAIN CIRCUMSTANCES

     The rights of holders of ADSs with respect to voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and the Bank of New York. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the American Depositary Shares that are evidenced by the ADS and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, there can be no assurance that ADS holders will receive notices sent by depositary in time to ensure that the depositary will vote the ordinary shares. This means that holders of ADS's may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the fight to restrict distributions to holders of the ADS's in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to ADR holders. As a result, holders of ADRs may not receive distributions made by us. See the "Voting Rights", "Dividends and Distributions". "Distributions of Cash", "Distributions of Shares", "Distributions of Rights", "Elective Distributions" and "Other Distributions" provision of Item 12D.

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 4.A HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated under the laws of the State of South Australia, Australia on May 31, 1982 as Bresa Pty Ltd. We changed our name to Bresatec Limited and following the sale of the research reagent part of our business we changed our name again to BresaGen Limited on December 21, 1995. Our principal registered office is located at 8 Dalgleish Street, Thebarton, South Australia, 5031. Our telephone number is 011-61-8-8234-2660. Our website address is www.bresagen.com. Information on our website and websites linked to it does not constitute part of this Registration Statement.

     Founded in 1982 by Professor Robert Symons of the Biochemistry Department of the University of Adelaide to manufacture radionucleotides, the Company has evolved to be one of the more technically capable biotechnology companies in Australia. We currently operate in three specialist areas with core expertise in: the development and manufacture of therapeutic proteins using recombinant DNA technology; embryonic stem cell research; and cloning and transgenics technology relating to xenotransplantation and productivity improvement in animal production.

     In 1995 the commercial focus of the Company shifted toward development of products using growth factors and growth hormones for treatment of human disease and productivity improvement in animal production. The Company recognized that efficient production technology could be redirected toward the human health area generating more attractive margins. This meant adopting a proactive approach toward securing intellectual property protection and led to the appointment of a full-time senior professional to manage this area.

     Redirection of the Company toward development of therapeutic products with intellectual property protection was completed in late 1995/early 1996 when the sale of the original trading business was completed and the Company changed its name to BresaGen. An early success for the redirected business has been the conception, development, testing, manufacture, registration and marketing of the veterinary product EquiGen(R) Injection in under four years. Perhaps even more important than the product, was the experience gained in bringing this type of product to market. Manufacturing licenses for sterile products have been obtained from both the National Registration Authority ("NRA") and Therapeutic Goods Administration ("TGA"), each in Australia, for veterinary and human products respectively.

     It is intended that we will utilize these licences for potential new products at various stages in the development pipeline and build upon the experience gained.

     The development of expertise in animal embryo manipulation, initially supported by Research and Development Syndicate contracts, now combined with the acquisition of the intellectual property developed at the University of Adelaide, has positioned the Company as an early leader in the Embryonic Stem ("ES") Cell Therapy field. Recently recognized as a practical medical tool, ES Cell Therapy has the potential to revolutionize the treatment of intractable and currently incurable diseases such as Parkinson's disease, Spinal Cord Injury, Stroke, Diabetes and Heart Failure, where failure of cellular function will be treated by provision of cultured healthy cells. We currently employ a team of 47 direct employees and 18 fully funded contract employees including scientists with expertise in developmental biology, neurobiology, molecular biology, cell biology, fermentation and protein chemistry, backed up by manufacturing and financial expertise. Advisers include Professor Peter Doherty, Australia's most recent Nobel laureate, and Dr Curt Freed who has performed numerous cell therapy procedures for Parkinson's Disease.

     On September 21, 1999, we raised A$12.0 million in an initial public offering in Australia by offering and selling 12,000,000 ordinary shares at an issue price of $1.00 per share. Immediately after that offering we had 30,000,000 ordinary shares outstanding. Our ordinary shares were listed on the Australian Stock Exchange on September 21, 1999 under the symbol "BGN".

     In November 2000, the Company acquired CytoGenesis Inc by merging it into BresaGen, Inc a wholly owned subsidiary of BresaGen Limited. With this acquisition BresaGen acquired technologies being developed to accurately deliver cells into the human brain and to monitor the wellbeing of transplanted cells. Following this acquisition BresaGen established US operations at the University of Georgia.

     In 2002 we established a separate business unit within the Protein Pharmaceuticals Division known as ProtEcol(TM) Services offering process development and manufacture of recombinant peptides and proteins. This business unit utilizes the skills and expertise the Company has developed with GMP production and quality documentation which has considerably enhanced the Company's manufacturing capabilities and has presented the Company with new business opportunities in advanced process development, leading to value added contract manufacture. The new ProtEcol(TM) Services business unit has been designed to capitalize on this opportunity.

ACHIEVEMENTS TO DATE

Since the inception of its current strategy in 1995, BresaGen has:

o Developed an efficient manufacturing process for the production of therapeutic protein drugs.

o    Been awarded TGA and NRA licenses for manufacturing therapeutic proteins.

o Taken a veterinary protein drug through various stages of clinical trials and registration. Its first veterinary drug, EquiGen(R) Injection, was registered in Australia in May 1998 and launched in July 1998.

o Obtained an R&D Grant of A$2.9 million to support pre-clinical, phase I & II clinical trials for its lead human drug (E21R), a potential therapeutic for myeloid leukemias, other cancers and inflammatory diseases.

o    Completed human Phase I clinical testing for E21R.

o Completed a License agreement with British Biotech Pharmaceuticals Limited ("British Biotech") for E21R. British Biotech were to fund human trials and registration into Acute Myeloid Leukemia initially and subsequent registration. This agreement was terminated on July 23, 2002 due to British Biotech's decision to stop Phase II AML human clinical trials of the drug as new pre-clinical study data failed to confirm the earlier assessment of commercial prospects resulting from pre-clinical work performed at the Hansen Centre for Cancer Research in Adelaide, from whom E21R was licensed.

o Maintained, in the Company's belief, a competitive advantage for its technology through intellectual property protection and in-licensing of technology as required. A total of twenty nine provisional and international patent applications have been filed by BresaGen and/or collaborators for intellectual property where BresaGen has exclusive rights or was involved in the relevant invention. Eight of these applications have claims issued in various jurisdictions.

o Obtained an R&D Grant of A$4.9 million to support the further development of our Cell Therapy work. This grant provides matching funds on a dollar for dollar basis to broaden the scope and accelerate the progress of our Cell Therapy program.

o Acquired the US based CytoGenesis, Inc. providing the Company with a portfolio of vertically integrated cell therapy technologies which specifically target the treatment of Parkinson's disease and other Central Nervous disorders.

o Conducted a contract Research and Development program for an R&D Syndicate to develop technology pertinent to the eventual use of pig organs for human transplantation (xenotransplantation). Commercialization of syndicate technology is the responsibility of BresaGen Xenograft Marketing Pty Ltd which is 50% owned by BresaGen.

o Successfully cloned a pig in April 2001, using mainly proprietary methods, which is the first step in developing technology for xenotransplantation.

o Derived four human embryonic stem cell lines that meet President Bush's guidelines as outlined on August 9, 2001 of eligibility for U.S. National Institutes of Health ("NIH") funding.

o A subsequent grant totalling $1.3 million plus indirect costs was awarded to BresaGen, Inc by the NIH providing funds for expansion, testing, quality assurance and distribution of the abovementioned cells lines.

o Received 510(k) clearance from the U.S. Food and Drug Administration (FDA) to market our proprietary catheter which is specifically designed to be used for delivery of therapeutic agents into the brain.


ITEM 4B  BUSINESS OVERVIEW

     BresaGen is a biotechnology company focused on the commercialization of healthcare products with what the Company believes is a strong underlying intellectual property position. Its core business strategy is to develop a strong portfolio of high margin, proprietary, research-based products in three key business areas. These are Cell Therapy, Therapeutic Proteins and Reproductive Biotechnology.

CELL THERAPY

     Cell Therapy is the use of healthy cells to replace diseased non-functional cells. This is a technology widely considered to be one of the major directions in the future development of medical science. It is currently in use in clinical practice, but restricted predominantly to bone marrow transplantation, bone, cornea and skin replacement. However, there are a large number of potential applications if the hurdles of adequate supply of therapeutic cell materials, and the rejection of transplanted cells, can be overcome.

     The intellectual property from pioneering work in Cell Therapy research conducted at the Department of Biochemistry, University of Adelaide, was acquired by the Company from Luminis Pty Ltd (technology transfer company of the University of Adelaide) in September 1999 at the time the Company listed on the Australian Stock Exchange. The Company expected that the technology acquired would enable the differentiation of human cells in a precise way to produce unlimited amounts of homogenous diseases such as Parkinson's disease.

     As a result of acquiring this technology from Luminis, BresaGen contracted the University of Adelaide, through Luminis, to undertake a major research program aimed at further developing the technology and transfers the technology from mouse cells to human cells. The research program with Luminis terminated on schedule on September 30, 2002 and has since been continued by BresaGen under its direct control.

     BresaGen's principal focus is to provide neuronal cells for the treatment of Parkinson's disease, a disorder for which there is currently no adequate therapy. However, many potential applications exist, including neurodegenerative diseases, e.g., Stroke, Alzheimer's Disease, Multiple Sclerosis, and muscle wasting disorders, such as the muscular dystrophies. The market potential for such cell therapies is large, with estimates made for a world market of $20 billion per annum for all cell and tissue therapies by 2007.

     There is currently significant world-wide interest and investment in the development of Cell Therapy technology. BresaGen believes that the Company's recent research results may hold the key to the successful clinical and commercial development of such Cell Therapy technology. The commercialization strategy the Company expects to adopt is to strengthen and add further value to the current technology through its R&D program, and then to either establish strategic alliances with established large pharmaceutical companies, or to effect an outright sale of the proprietary technology. Some clinical areas, eg Parkinson's disease Cell Therapy, maybe within the full development capacity of the Company.

     Through the acquisition of CytoGenesis, Inc. BresaGen now has available medical device and brain imaging technology for the cell-based treatment of neurodegenerative disease. That technology should provide a safe and accurate means of delivering cells to the brain of Parkinson's Disease patients. With the Company's own cell biology R&D into controlled and directed cell development, the catheter and imaging technologies provides the Company with an integrated set of technologies with which to target the treatment of Parkinson's.

     BresaGen derived four human stem cell lines prior to President Bush's statement on August 9, 2001 that NIH funding would be limited to those stem cell lines in existence prior to this date. As such, BresaGen's human stem cell lines qualify for NIH funding. A grant totalling $1.3 million plus indirect costs has been awarded to BresaGen, Inc in May 2002 by the NIH providing funds for expansion, testing, quality assurance and distribution of these cell lines.

     In November 2002 the Company announced that it will acquire exclusive rights to key intellectual property from Plurion, Inc clearing the pathway to commercialisation of our embryonic stem cell based treatments. This transaction involves BresaGen purchasing patent rights including exclusively licensed rights from Vanderbilt University in Tennessee. The patents teach methods for the isolation of pluripotent stem cells. These patents, known as the Hogan patents, were issued between 1992 and 1995.

     On April 2, 2003 we subsequently announced that more favourable deal terms were being negotiated with Plurion that properly reflect the current and future value of this IP. Subsequently, on August 14, 2003, we announced that the acquisition of the Plurion assets is no longer under consideration. We are however continuing to negotiate with Plurion for access to this IP via a licence.

THERAPEUTIC PROTEINS

     Using a proprietary bacterial expression system this division has established cost effective technology to express and purify a range of recombinant proteins, including growth hormones and cytokines, on a commercial scale. A number of these proteins have the potential to be therapeutic drugs for human or veterinary use.

     This division has a pipeline of human and veterinary therapeutic candidates that includes:

     o E21R. A modified form of the human protein cytokine Granulocyte Macrophage Colony Stimulating Factor (GM-CSF) which acts as a GM-CSF antagonist. It is a potential treatment for certain myeloid leukemias, other cancers and inflammatory diseases like rheumatoid arthritis (RA)

     o    HGH (human Growth Hormone). A treatment for growth hormone deficiency

     In addition this division manufactures EquiGen(R), a registered veterinary drug that is used to treat horses for injury, body condition and reproduction.

     This division has established a separate business unit ProtEcol(TM) Services offering process development and manufacture of recombinant peptides and proteins.

     Medically, protein drugs have been used to supplement a shortfall of the naturally occurring product in the body. They can also be used to target specific cells in a variety of disease conditions. Worldwide, the first recombinant protein drugs to be marketed were insulin, registered in 1982, and human growth hormone, registered in 1985. Since then a range of protein drugs including G-CSF and Erythropoeitin have been developed and marketed by various biotechnology and pharmaceutical companies, contributing to a world market estimated to be in excess of $10 billion in 2000 (Source: IMS Health, ABN AMRO estimates and FDA Orange Book).

     BresaGen's first protein drug is EquiGen(R) Injection, which is marketed as a veterinary therapeutic. The Company plans to expand its marketing and distribution capacity by registering the product for sale in additional territories. We have entered into a marketing and distribution agreement with CSL Limited ("CSL") for CSL to market and distribute EquiGen(R) in Australia and New Zealand. Marketing and distribution in all other territories currently remains with the Company. Partnerships may be negotiated with appropriate animal health companies to access and expand markets in other major territories such as the United States and Europe.

     We are in discussions with several major pharmaceutical companies regarding our lead potential human drug (E21R) as pre-clinical laboratory data shows synergy with an established anti-cancer drug. The intellectual property and commercialization rights for this and a related product are licensed exclusively to BresaGen by Medvet Science Pty. Ltd. (the commercial arm of the Institute of Medical and Veterinary Science, Adelaide, Australia). A standard manufacturing process was developed around a proprietary expression system and in-licensing of some steps of the processing technology is in place.

     We have recently moved into a new purpose built facility which is designed to meet FDA requirements for cGMP (current Good Manufacturing Practice) to produce peptides and proteins for either clinical trials or registered products.

REPRODUCTIVE BIOTECHNOLOGY

     This division is conducted in collaboration with St Vincent's Hospital, Melbourne, Australia and has continued to operate through obtaining external funding following the conclusion of the Xenograft R&D Syndicate. The research of this division is aimed both to both improve the efficiency of its proprietary cloning technology and to develop xenotransplant technologies in pigs.

     The development of efficient cloning technology allows pig producers to obtain large numbers of identical pigs derived from the best genetic stock and substantially speed up the process of transmitting genetics from breeding herds into production herds.

     In the xenotransplantation area, cloning technology may provide a method whereby genes involved in the immunological rejection of non-human organs can be eliminated from the pig genome, or genes which may confer immunological tolerance may be introduced into the pig genome. This genetic engineering and the use of such cells to clone animals is expected to produce pigs with donor organs more immune-compatible with human recipients. This technology could address the growing shortage of human donor organs available to transplant patients.

THE DEVELOPMENT PROFILE OF BRESAGEN'S PROJECT PORTFOLIO

CELL THERAPY: BresaGen's objectives in this program are to develop an enabling, broadly based technology platform and intellectual property that is, if successful, expected to have a high value to the international healthcare industry. BresaGen's first targeted indication - Parkinson's disease has a market potential estimated to be in excess of $1.4 billion per annum (based on existing pharmaceutical sales - Pharmasource 2001). BresaGen intends to exploit such markets through strategic alliances with large pharmaceutical companies, which have the resources and expertise to clinically test, register and deliver such therapies. Alternatively, the technology platform may be sold in its entirety to a major pharmaceutical company.

E21R is a potential therapeutic protein for the treatment of certain cancers and inflammatory diseases such as rheumatoid arthritis (RA). Human Phase I clinical trials commenced in February 1999. Medvet Science Pty. Ltd. and BresaGen have applied for two patents covering E21R, its mode of action and its production. Patents related to E21R have already been granted in several jurisdictions.

E21R is also being explored at a pre-clinical level as a combination therapy with an established anti-cancer drug. Synergistic effect has been observed in vitro and the Company has initiated discussions on collaborative development with a major pharmaceutical company.

HUMAN GROWTH HORMONE (HGH) is currently registered worldwide by six major pharmaceutical companies for a number of indications with an annual market estimated to be in excess of $1.5 billion (based on publicly available sales figures of existing hGH manufacturers). BresaGen has developed a novel process for making hGH. Our strategy for this project is to register our product as an Active Pharmaceutical Ingredient (API) with the FDA and an Active Substance (AS) with the EMEA. Both agencies recommend a procedure called Drug Master File (DMF) to `register' the active. The DMF is necessary if BresaGen wishes to sell the API to other companies for use in their final product. On achieving registration as an API or AS it opens up the possibility of sale of clinical grade hGH to drug delivery companies.

EQUIGEN(R) INJECTION, a synthetic form of horse growth hormone, is registered in Australia and New Zealand. CSL Limited have the marketing rights for Australia and New Zealand. BresaGen markets in all other territories. The strategy now is to register the product in other territories, broaden the label claims and develop a slow release delivery system There is no specific intellectual property protection on the EquiGen(R) Injection. However proprietary manufacturing technology is used to protect the products.

REPRODUCTIVE BIOTECHNOLOGY: Following our announcement on May 18, 2001 of the fourth successful group to clone a pig in the world we have secured additional external funding for this division to be substantially self-funded. We were awarded an A$285,000 per annum grant for five years from the Juvenile Diabetes Foundation to research a new treatment for juvenile diabetes. In addition we also secured a grant from an international pig breeding company to develop efficient cloning technology. This should allow pig producers to obtain large numbers of identical individual pigs derived from the best genetic stock and substantially speed up the process of transmitting genetics from breeding herds into production herds.

BresaGen has licensed certain rights to this technology to other parties and BresaGen is not the beneficial owner of these patents or patent applications. Under the licensing agreements BresaGen stands to gain royalties from any revenues derived from the use of this licensed technology.

PRINCIPAL MARKETS

The principal geographic markets in which the Company competes are Australia, the United States and the United Kingdom. The company sells EquiGen(R) to various other countries throughout the world, however no single country provides a significant source of revenue as can be seen from the table below.

The following table provides a breakdown of total revenue by activity and geographic market (all amounts in thousands `A000's).


                                            Australia     United States      United Kingdom            Other
YEAR ENDED JUNE 30, 2002

Cell Therapy                                    1,358                 -                   -                -
Therapeutic Proteins                              801               735                 797              213
Reproductive Biotechnology                        732                 -                   -                -

YEAR ENDED JUNE 30, 2001

Cell Therapy                                    1,046                 -                   -                -
Therapeutic Proteins                            1,258               608                 611              110
Reproductive Biotechnology                        817                 -                   -                -

YEAR ENDED JUNE 30, 2000

Cell Therapy                                        -                 -                   -                -
Therapeutic Proteins                              942               558                   -               28
Reproductive Biotechnology                          -               610                   -                -


COMPETITORS

CELL THERAPY

     There is an already large and continually growing interest in cell therapy technologies. This stems from the success in already implemented procedures (e.g. bone marrow transplantation and skin replacement), in existing research towards tissue and organ replacements through laboratory generated biological materials rather than donated organs, and from recent reports of the isolation of human embryonic stem cells, a potential source of any desired cell or tissue type.

     Competition in the Cell Therapy area in which BresaGen specializes, i.e. the development of embryonic stem cell technologies for the treatment of neurodegenerative disease comes from three competing fields of research that can be broadly classified as fetal stem cell, adult stem cell and xeno (porcine) fetal cell approaches.

     In the fetal cell area some companies, e.g. Stem Cells Inc. and NeuralStem, are looking to isolate and proliferate fetal stem cells while other groups, e.g. ReNeuron, are using cancer related genes to genetically modify fetal stem cells to allow indefinite proliferation.

     With the recent discovery of adult neural stem cells within the adult brain there is some hope that such cells could become the starting material for producing cells for treatment of neurodegenerative disease. Companies competing in this field include Titan Pharmaceuticals and mostly small start-ups.

     Finally, in the embryonic stem cell field, where BresaGen is active there are other companies - notably Geron, Inc ("Geron") and Australian based ESI Pte Ltd - that compete in this area. Geron has certain rights to US patents for human ES cells and their uses.

     When BresaGen began its own research into Cell Therapy some three years ago no patents were issued in the area of human ES cells. BresaGen believed that the technology acquired from the University of Adelaide would allow it to develop treatments for Parkinson's disease globally without infringing any patents. Subsequently certain patents licensed by Geron from Wisconsin Alumni Research Foundation ("WARF") issued and were published. These patents cover the composition and method for deriving human embryonic stem cell lines. These patents are collectively known as the Thompson patents. The claims granted in these patents are very broad and may cover certain aspects of the technology BresaGen acquired from the University of Adelaide. The Thompson patents predate these patent applications and thus potentially restrict certain BresaGen activities in countries where the patents have issued. At present they have only issued in the U.S.

     In the U.S. the Thompson patents effectively prohibit any company from deriving ES cells and using ES cells for commercial purposes without obtaining a license from WARF and, for certain applications including CNS applications, a sub license from Geron.

     The Hogan patents, to which BresaGen is negotiating to acquire the rights to from Plurion, Inc, have the earliest priority dates for patents describing methods of production of human pluripotent stem cells. We therefore believe that by acquiring the rights to these patents we may have a path to commercialization without infringing current patents. As cell therapy is early stage research with products not expected to be available for at least 10 years there is a significant risk that BresaGen will need to licence further intellectual property in this field to be able to commercialize its product.

THERAPEUTIC PROTEINS

E21R: As previously mentioned within this Registration Statement E21R is a potential therapeutic protein for the treatment of certain cancers and inflammatory diseases such as RA. There are drugs currently registered, or being developed, that also treat these diseases. We ceased our clinical trials into RA due to difficulties with patient accrual due to competitor's treatments. We are currently in discussion with several pharmaceutical companies on licensing E21R.

HUMAN GROWTH HORMONE (HGH): The current worldwide market for hGH is approximately $1.5 billion per annum with the major suppliers being Pharmacia and Upjohn ("Genotropin"), Novo Nordisk ("Norditropin"), Eli Lilly ("Humatrope"), Serono ("Saizen"/"Serostim"), Genetech ("Protropin") and Bio-Technology General ("Bio-Tropin"). BresaGen intends to compete in this market by manufacturing hGH as an Active Pharmaceutical Ingredient (API) for sale to drug delivery companies for incorporation into products which are differentiated based on method of delivery.

EQUIGEN(R) INJECTION: While other registered animal somatotropins (growth hormones) like Posilac (bovine somatotropin, bST) and porcine somatotropin (pST) may be used off-label (for non-registered purposes) in this market, their use in horses may cause side effects. Growth factors such as IGF-1 have been flagged as potential wound healing agent. Major producers of IGF-1 include Genetech and Chiron/Cephalon, but these are focussed on the human therapeutic market only. Adelaide based PrimeGro Pty Ltd is in the process of registering IGF-1 as an equine wound healing agent.

PROTECOL(TM) SERVICES: According to the March 2001 issue of Chemical Market Reporter the revenue derived from contract manufacture of biopharmaceuticals is predicted to reach $1 billion this year and $2.5 billion by 2005. With capacity virtually unavailable with the mid to large sized contract manufacture organisations (CMOs) in the U.S. and E.U. customers are turning to the smaller players who have entered the CMO business space. These are mainly in Europe, although some are emerging in Singapore/Taiwan with similar equipment and capacity to our new facility and are offering a similar service to ProtEcol(TM).

Examples of companies competing with ProtEcol(TM) include: Accentus, Oxfordshire, UK; CMC Biotech A/S, Copenhagen, Denmark; Henogen, Charleroi, Belgium; Bioprocessing Technology Centre (BTC), Singapore.

REPRODUCTIVE BIOTECHNOLOGY

     Many other companies, notably PPL Therapeutics and ACT have been active in the cloning area although some of their proprietary technology does not transfer well to pigs. In the xenotransplantation field three companies PPL Therapeutics, Novartis and Nextran a subsidiary of Baxter, have had programs to develop genetically modified pigs for organ transplants. PPL has recently sold their assets in this area to University of Pittsburgh spinout company, Regenecor. Baxter have granted their xenotransplantation assets to the Mayo Clinic, which will be continuing research in this area.

SUMMARY OF INTELLECTUAL PROPERTY

     BresaGen believes it is building a strong, broad intellectual property portfolio that is already one of its major assets. A total of twenty nine international and provisional applications have been filed by BresaGen and/or its collaborators, to protect BresaGen's rights for its Cell Therapy technology and potential drug molecules. A detailed description of our patent portfolio is set forth in Item 5C of this Registration Statement. Many of these are jointly owned and/or licensed to BresaGen.

     BresaGen established its intellectual property in Cell Therapy by acquiring an international patent application from Luminis Pty Ltd in May 1999 (referred to above), providing an initial foundation for central and extensive claims in this area. In addition, the acquisition of CytoGenesis Inc. has brought multiple patents and patent applications in the field of catheter cell delivery and brain imaging.

     Patents for E21R have been granted in several countries, including the US, Australia and New Zealand.

     BresaGen's claims in the field of xenotransplantation have resulted in the grant of patents in Australia and the US, and examination of other claims is proceeding. Patent applications concerned with pig cloning technology have also been filed. However, certain rights to the xenotransplantation and pig cloning patents and patent applications have been licensed by BresaGen to other parties and BresaGen is not the beneficial owner of these patents or patent applications. Under the licensing agreements BresaGen stands to gain royalties from any revenues derived from the use of this licensed technology.

     BresaGen has recognized the importance of its intellectual property and the protection it provides for its interests and expertise in biotechnology, and it intends to strengthen and broaden these assets in the future by the aggressive prosecution of further intellectual property.

FUTURE STRATEGY

CELL THERAPY

     We have three major programs ongoing within the Cell Therapy division:

     o    human stem cell based in Athens, Georgia, USA; and

     o    cell differentiation based in Adelaide, Australia.

     Each of these programs is focusing on developing technology that will be integrated to potentially produce a total product concept for the treatment of Parkinson's Disease and other neurodegenerative conditions. Along the way BresaGen intends to add value to the project by defining and achieving key research milestones including demonstration of a positive effect in an animal model of disease, e.g., Parkinson's Disease. If achieved this may add considerable value, triggering alliances with major pharmaceutical companies to partner the clinical trials, registration and marketing phases of this product category.

     An A$4.9 million R&D Grant has been obtained providing matching funds on a dollar for dollar basis to support the further development of this work. As at December 31, 2002 A$3.15 million of this grant had been received. The Company has until December 2003 to utilise the remaining grant funds.

     BresaGen, Inc has been awarded a $1.3 million grant from the National Institutes of Health (NIH) to distribute our four existing stem cell lines that meet the criteria for U.S. federal government funding. Scientists at the NIH and elsewhere will be able to access these cell lines to explore new areas of research. BresaGen, Inc retains commercial rights to its materials and receives a fee to cover handling and distribution expenses in supplying these cell lines. We expect that by distributing our cell lines widely within the research community valuable relationships with researchers will be built. These research relationships may, in the future, lead to commercial opportunities and products for BresaGen to bring to market.

THERAPEUTIC PROTEINS

     BresaGen has developed a robust manufacturing process for the production of high margin protein drugs. Licenses to manufacture both human and veterinary drugs under GMP are in place with the TGA and NRA respectively. The Company is in a position to manufacture a number of human and veterinary therapeutics and progress them through clinical trials.

     BresaGen intends to drive some of these opportunities through registration and marketing in selected territories while other novel human therapeutics, if effective, will be partnered with major pharmaceutical companies before or after Phase II clinical trials.

     We intend to capitalize on our new purpose built facility and expertise with GMP production and quality documentation by competing in the contract manufacturing market via the ProtEcol(TM) Services business unit. This business unit is a mechanism for prospecting for new molecules to add to our drug development pipeline. Operation of the plant as a mix of pilot development and production is planned to maximize return with high volume product requirement either contracted out or used to trigger plant expansion in the future.

     The forward strategy for BresaGen's protein group is to build immediate revenues from existing products and services while developing generic and proprietary molecules for rapid market entry.

REPRODUCTIVE BIOTECHNOLOGY

     We will continue to undertake further research in this area conditional on securing external funding to fully support this research.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to environmental regulations under Australian State legislation.

     In particular, the Company is subject to the requirements of the Environment Protection Act SA 1993. A license has been obtained under this Act to produce listed waste.

     The Company has been granted a permit by the South Australian Water Corporation (SA Water) to discharge trade waste water into SA Water's sewer. The discharge to sewer must comply with Regulations under the Sewerage Act 1929.

     The directors are not aware of any instance of non-compliance in relation to these license and regulation requirements during the financial year.

ITEM 4.C ORGANIZATIONAL STRUCTURE

     As at June 30, 2002.

                                   COUNTRY OF
                            INCORPORATION - AUSTRALIA

                               (GRAPHIC OMMITTED)

                                   COUNTRY OF
                                  INCORPORATION

     BresaGen Limited is the ultimate holding company of the group. BresaGen Limited along with BresaGen, Inc. are the two operating companies. BresaGen Limited operates in Australia and BresaGen Inc. in the US. BresaGen Limited has its stock listed on the Australian Stock Exchange. Subsequent to June 30, 2002 BresaGen Marketing Pty Ltd (a dormant subsidiary) has been deregistered.

     The operations of BresaGen Limited include the Protein Pharmaceuticals and Reproductive Biotechnology Divisions and Cell Differentiation program associated with the Cell Therapy Division. The operations of BresaGen, Inc. include the human Stem Cell and Catheter and Imaging programs of the Cell Therapy Division.

ITEM 4.D          PROPERTY, PLANTS AND EQUIPMENT

     The Company has facilities in Adelaide, South Australia and Athens, Georgia, USA.

     The facility in Adelaide comprises research laboratories, a manufacturing plant used to produce material for research and development purposes as well as sale and corporate administration offices.BresaGen's manufacturing plant produces therapeutic proteins using a 100 liter fermenter to express proteins using a proprietary bacterial expression system. These proteins are then purified using an industry standard bio-process system.

     Our new purpose built research and production facility has been constructed with the financial support of the State Government of South Australia. The State Government of South Australia provided support by way of a loan to be repaid over 10 years. The new facility is capable of housing a 500 liter production fermenter together with a 200 liter development fermenter. These will be purchased when our production requirements demand additional capacity. This facility also houses all our Adelaide research and development laboratories and administration and management offices. The total cost of these facilities, including land, is estimated at between A$11.7 million and A$13.0 million. Since May 2003, all BresaGen staff have been located at the new premises.

     The facilities in Athens, Georgia currently comprise laboratory and office space leased from the University of Georgia. BresaGen is using these facilities for research into Cell Therapy.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis in conjunction with
Item 3A, "Selected Financial Data" and other financial statements, the notes to the financial statements and other financial information appearing elsewhere in this Registration Statement. In addition to historical information, the following discussion and other parts of this Registration Statement contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the "Risk Factors" section of
Item 3 and other forward-looking statements in this Registration Statement for a discussion of some, but not all factors that cause or contribute to such differences.

ITEM 5.A OPERATING RESULTS

OVERVIEW

OUR FORMATION

     We were formed in 1982 as Bresa Pty Ltd in South Australia, Australia. We then changed our name to Bresatec Limited and following sale of part of our business we changed our name again to BresaGen Limited on December 21, 1995. Our shares were publicly listed on the Australian Stock Exchange on September 21, 1999. We are a biotechnology company focused on developing human therapeutic products. Biotechnology is broadening the strategies available for treating disease. Rather than just treating symptoms, the industry is developing an understanding of many disease processes at the molecular level that addresses the underlying cause of the disease. The promise to patients is long term therapeutic benefit. Potential applications of our technology are restricted to defined human and veterinary healthcare segments.

RESEARCH AND DEVELOPMENT ENTERPRISE

     We are a research and development enterprise. We are continuing to develop our technology and have not yet commercialized our technology. The one exception to this has been EquiGen(R) which the Company registered in its own right and continues to manufacture and market. The Company also sells research grade human Growth Hormone to other companies that are developing different delivery techniques for this drug.

     As disclosed within the attached financial statements the Company has reported losses before and after tax over the past three years. For the year ended June 30, 2002 the loss was A$11.9 million, for the year ended June 30, 2001 the loss was A$6.5 million and for year ended June 30, 2000 the loss was A$3.3 million. For the six months ended December 31, 2002 the loss was A$6.1 million. Since inception to December 31, 2002 we have incurred approximately A$35.5 million in accumulated losses. The losses relate to expenditure on various projects at differing stages of research and development (a full analysis of research and development expenditure is provided under Item 5.C). The Company's business model is to develop drugs and therapies to a particular stage and then enter a license agreement with a large pharmaceutical or health provider in return for royalties, milestone payments and possibly manufacturing transfer margins.

     Proceeds raised from our initial public offering in September 1999 and further capital raisings in January 2000 and November 2000, as disclosed elsewhere within this registration statement, together with sales of growth hormones, grant monies and interest income earned from investing these funds have been our most important sources of cash flow. Prior to September 1999 we relied on funding from two research and development syndication transactions that provided contract research funds. We also raised funds from the sale of the Company's stock to venture capitalists and corporations interested in our potential technology prior to our initial public offering. We have also obtained two Start Grants (a particular type of Australian federal government assistance) from the Australian federal government that assist with funding specific research projects. The grants are unencumbered and do not require any royalty or other payment in the future.

HOW WE RECOGNIZE REVENUE AND EXPENSES

REVENUE RECOGNITION

     Sales revenue is recognized when delivery of the product has occurred and collectibility is reasonably assured.

     We recognize Australian federal government grant income when research and development expenditure to which the particular grant relates has been incurred. Under the conditions of these grants the Australian government contributes 50% of eligible project expenditure up to predetermined maximums.

     We recognize contract research income when the relevant research expenditure is incurred. Amounts received but not yet applied to research expenditure are carried forward as deferred income.

     Fee income we receive takes several forms:

o Upfront fees received on licensing our technology to other companies. In accordance with Australian GAAP we recognize these up-front fees on the finalisation of the license agreement. Under US GAAP upfront licence fees are recognized over the period in which the licence relates.

o Fees received on the achievement of key milestones set within an agreement. Revenue is not recognized prior to acceptance that the milestones have been achieved as collectibility is not assured until this point is reached. Achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed upfront.

     We recognize interest income as it is earned and when collectibility is reasonably assured.

RESEARCH AND DEVELOPMENT EXPENSE

     Research and development expense includes personnel costs, manufacturing expense, contract services and costs under contract research agreements. We expense research and development expenses as they are incurred.

     In addition, although we believe that our patents and underlying technology have continuing value, the future benefits to be derived are uncertain. We therefore include patent costs under research and development expense rather than capitalize them.

GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expense primarily comprises personnel costs, operating expenses and administrative services.

NON-CASH STOCK COMPENSATION

     In accordance with Australian GAAP we do not recognize the cost of options granted to employees or directors. Under US GAAP we use the intrinsic value method specified by APB Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") to recognize the cost of options granted to employees and directors. Compensation cost for stock options granted to non-employees is measured as the fair market value of the stock options based on the Black-Scholes option pricing model and is expensed at the time of issue of the options. Stock based compensation cost recognized in income under US GAAP was A$120,000 for the year ended June 30, 2002 and A$375,000 for the year ending June 30, 2001 (2000 - $A257,000 for employees and directors and A$916,000 for consultants and shareholders).

     Under US GAAP we have adopted the disclosure only alternative of Statement of Financial Accounting Standards ("SFAS") 123 which states that stock based compensation must be recorded at fair value of options granted. This compensation, determined using the Black Scholes option pricing model, is expensed over the vesting periods of each option grant for purposes of pro forma disclosures. The pro forma compensation expense was calculated to be A$473,000 for the year ended June 30, 2002 and A$878,000 for the year ended June 30, 2001 (2000 - A$502,000).

CRITICAL ACCOUNTING POLICIES

     The financial statements of the Consolidated entity set out the Company's accounting policies. Set out below are those policies that are considered critical to the results and financial performance of the Company. These policies are considered critical as they require significant management judgment, and there is a likelihood that materially different amounts would be reported using different conditions or using different assumptions.

INTANGIBLES

AUSTRALIAN GAAP

o Intellectual property represents acquired biotechnology research and development and is recorded at cost. In accordance with Australian Accounting Standards Board Urgent Issues Group Abstract 44 (UIG 44), Acquisition of in-process research and development, acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialization and generate future economic benefit. This UIG will be applied to reporting periods ending on or after July 1, 2001. Commercialized intellectual property that is generating revenue is amortised between 5 and 15 years. Intellectual property that is yet to be commercialized is not amortised as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialization and begin generating revenue. For the year ended June 30, 2002 amortization of intellectual property amounted to A$188,000. The net carrying value of intellectual property as at June 30, 2002 amounted to A$14.1 million.

o Patents costs are expensed as incurred. Previously, certain patents have been capitalized and amortized over the life of the patent. For the year ended June 30, 2002 amortization of patents amounted to A$8,000. At June 30, 2002 the net carrying value of patents being A$45,000 was written-off.

o Core technology licenses represented rights to develop and commercialize certain technology. These amounts were capitalized and written off over the period in which benefits were expected to arise or the period of the license whichever was the lessor. For the year ended June 30, 2002 amortization of core technology licenses amounted to A$46,000. At June 30, 2002 the net carrying value of core technology licences being A$318,000 was written-off due to the termination of the collaboration agreement with British Biotech as the license related to E21R.

     Periodically we obtain an independent experts valuation of our Intellectual Property portfolio to support the carrying value of Intangibles.

US GAAP

     In accordance with US GAAP, as reported elsewhere in this registration statement, acquired in process research and development can only be capitalized and amortized if they have alternative future uses and amortization commences from the date of acquisition. Therefore, under US GAAP amounts capitalized under the Australian GAAP policy noted above have been written off under US GAAP with the exception of the cell therapy intellectual property carried at a written down value at June 30, 2002 of $A1.7 million.

     BresaGen capitalized the A$2.0 million it paid Lumunis Pty Ltd in September 1999 and has amortized it since this date in accordance with US GAAP as management believes it has alternative future uses. Under paragraph 11 of FASB Statement No. 2 acquired intangible assets that are for research & development activities and that have alternative future uses should be capitalized.

     At the time BresaGen acquired this "core technology" we agreed to fund a three year research program, engaging Luminis as research contractor. The core technology we acquired was still very early stage and therefore required (and still requires) further development.

     At the time of acquisition management believed that there were a large number of potential applications for cell therapy treatments if the hurdles of adequate supply of cell materials, and the rejection of transplated cells, could be overcome. We still believe this to be the case.

     Management believes that if the program is successful cell therapy could be expected to produce a set of enabling technologies to provide therapies for many human diseases including neurodegenerative diseases e.g. Parkinson's and Alzheimer's diseases as well as spinal cord injury and diabetes.

     BresaGen was awarded an Australian government Start Grant in relation to our Cell Therapy research and development. Part of this Start Grant, as outlined in the application, is to be used to fund collaborations potentially in bone marrow disease, corneal and retinal eye diseases and spinal cord injury. This further supports management's belief that this technology is platform technology with a variety of potential uses.

     Finally, in support of managements view of alternative uses, BresaGen was awarded a NIH grant in 2002 for the purposes of distributing our "cell lines" to other research organisations to enable them to conduct research in many potential disease targets.

     The above management judgments and assumptions include an inherent number of uncertainties about events likely to occur in the future. Had management possessed different information and applied different assumptions for the future regarding this "core technology" it is possible that this technology would have been written off at acquisition. The financial effect of this for US GAAP would have been the write off of the A$2.0 million in September 1999, rather than being amortized resulting in an annual charge to the profit and loss.

     The treatment of patents and core technology licenses is the same for US GAAP as Australian GAAP.

REVENUE RECOGNITION

AUSTRALIAN GAAP

     Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

     Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of the Company's protein pharmaceutical products. Sales revenue is recognized on despatch of the goods from BresaGen's premises, which as per the conditions of sale, is when title and risks and rewards of the goods are transferred to the purchaser.Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instrument.

     Fee income and milestone payments derived from research and development contracts are recognized as earned upon the occurrence of contract-specified events, where those events measure a stage of progress toward completion under a long term contract.

     Contract research income and government research and development grant income is recognised as and when the relevant research expenditure is incurred, as the per the conditions of the agreements, the Company is only entitled to receive income once the relevant expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the Company does not control the income until the relevant expenditure has been incurred.

US GAAP

     Revenue recognition is as per Australian GAAP with the exception that the Company has adopted Staff Accounting Bulletin 101 `Revenue Recognition in Financial Statements' for US GAAP. This has resulted in deferral of income under US GAAP. Management judgment and assumptions have been required to determine that the income should be deferred for US GAAP. Should different conditions prevail management may be alter this treatment which would have an impact on the statement of financial performance under US GAAP.

UNSECURED LONG TERM LOANS

AUSTRALIAN GAAP

     Long-term non interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance, to accrue the loan to the face value payable in the future.

US GAAP

     As required by US GAAP the unsecured long term non-interest bearing loans have been recorded at their face value. Note 13 of the financial statements shows the disclosure according to Australian GAAP with the face value of the loans offset by the unexpired discount received which has been taken to income for Australian GAAP. However, for US GAAP the recognition of income in the respective year has been reversed in Note 31 to the financial statements. The unexpired discount element of the long-term loans has been reinstalled in the statement of financial position for US GAAP via an adjustment in the reconciliation of shareholder's equity for US GAAP.

For a discussion of changes in accounting standards, see Item 5.D of this Registration Statement.

OPERATING RESULTS

     BresaGen Limited operates wholly within the Biotechnology industry and is committed to research and development in three distinct areas; protein pharmaceuticals, cell therapy and reproductive biotechnology. The operations and nature of the three segments are defined below:

         PROTEIN PHARMACEUTICALS DIVISION

This division has a pipeline of human and veterinary therapeutic candidates that includes:

o    E21R potential treatment for certain cancers and inflammatory diseases

o    hGH a treatment for growth hormone deficiency

In addition this division manufactures EquiGen(R) a registered veterinary drug that is used to treat horses for injury, body condition and reproduction.

     This division has established a separate business unit "ProtEcol(TM)" offering process development and manufacture of recombinant peptides and proteins.

     All the Company's sales revenue and corresponding manufacturing costs are derived and incurred through this segment of the business.

         Cell Therapy Division

The Company's Cell Therapy division has three major programs:

o    cell differentiation based in Adelaide, Australia;

o    human stem cell based in Athens, Georgia, USA; and

o    catheters and imaging in various North American centers

     The Company has obtained support from the Australian Government in the form of a three year dollar for dollar grant to help fund the research conducted in Adelaide. Expenditure relating to this grant income is allocated as grant research expenditure.

     Our US subsidiary BresaGen Inc., operates wholly within this business segment. No income stream is generated from this research at present; we currently fund all our research in this area from our cash reserves.

     Reproductive Biotechnology

     Conducted in collaboration with St. Vincent's Hospital, Melbourne, Australia this research program looks to both improve the efficiency of its proprietary cloning methodology and develop xenotransplant technologies in pigs.

     This segment of the business has obtained contract research income from external sources to continue the growth of research in this area. Up until March 2001, the division was supported by a US company called Nextran, since this time the Company has been able to replace the majority of this support with funding from an Australian pig producer and a grant from the Juvenile Diabetes Foundation. Expenditure by the division is classified as contract research expenditure.

SIX MONTHS ENDED DECEMBER 31, 2002 COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 2001

     The consolidated loss after income tax for the six months ended December 31, 2002 was A$6.1 million compared to a loss after income tax of A$3.9 million in the previous corresponding period, an increase of 53.8%.

TOTAL REVENUE

     Revenue for the six months ended December 31, 2002 decreased A$1.2 million or 32.2% compared to the previous corresponding period to A$2.5 million.

     Sales revenue decreased 31.8% for the six months ended December 31, 2002 over the previous corresponding period to A$563,000. The decrease was a result of the sale of bulk active hGH (sales to other research companies predominantly in the US) falling from A$446,000 in the previous corresponding period to A$62,000 for the six months ended December 31, 2002. Management expects the sales of hGH to fluctuate from year to year as they are currently dependent upon research activities being conducted by other companies. Upon having our hGH product registered as an API we expect sales to increase and become more predictable.

     EquiGen sales decreased A$51,000 to A$327,000. Management expects the sales of EquiGen to increase with CSL Limited (CSL) taking over the marketing and distribution of EquiGen in Australia and New Zealand as CSL have a team of trained veterinarian sales representatives.

     The Company sold A$165,000 of other animal growth hormone product during the six months ended December 31, 2002 with no such sales in the previous corresponding period.

     The Company sold its first human embryonic cell lines to other research organisations during the six month period earning revenue of A$9,000. Management expect cell line sales to increase as more researchers become aware that we have them available for sale.

     With the termination of the agreement with British Biotech on July 23, 2002 no sales of E21R were made and management does not expect any further sales of E21R in the foreseeable future.

     Contract research revenue increased 57.0% for the six months ended December 31, 2002 over the previous corresponding period. Contract research revenue supporting the Company's Reproductive Biotechnology Division remained flat. These revenues fully support this Division and management expects funding of this Division to remain at similar levels for the next 12-18 months as the current funding arrangements have this duration to run.

     Also included in contract research revenue is A$240,000 relating to contract services worked performed for other companies by our ProtEcol Services business unit (A$Nil in the previous corresponding period). Management expects revenue from ProtEcol Services to increase as we pro-actively market this service and complete our new production facility.

     Government grant revenue decreased 23.5% over the previous six months to A$1.06 million. The reason for this being that the E21R Start grant of A$2.9 million was fully drawn down in December 2001. No revenue from this grant was therefore received in the six months ended December 31, 2002 with A$473,000 being received in the previous corresponding period.

     Grant revenues of A$1.0 million were derived by the Cell Therapy Division from two sources: A$621,000 from the existing Australian Start grant and A$413,000 from the NIH in the US. This compares to A$667,000 received in the previous corresponding period from the Australian Start grant only. Management expects grant revenues from the above sources to remain at similar levels until December 2003 when the current Cell Therapy Start grant expires.

     The Company received fee income of A$510,000 during the six months ended December 31, 2001 under the agreement with British Biotech due to the achievement of a defined clinical development event. Nil revenue was received during the six months ended December 31, 2002. Due to the termination of this agreement management does not expect any revenue from these sources in the foreseeable future.

     Interest revenue decreased 51.2% to A$275,000 in the six months ended December 31, 2002 compared with the previous corresponding period. This was due to a decrease in cash being available for investment. Interest earned in future will depend on any future funding cycles and prevailing interest rates.

GROSS PROFIT

     Gross profit on the sale of protein drugs was A$327,000 for the six months ended December 31, 2002 compared with A$592,000 in the previous corresponding period. Gross profit for the six months ended December 31, 2002 as a % of sales revenue was 59.0% compared to 71.7% for the previous corresponding period. The reason for this decrease being the mix of sales changed from high margin hGH in the six months ending December 31, 2001 to relatively lower margin EquiGen in the six months ended December 31, 2002.

     The margin (gross profit as a % of sales) on the sale of EquiGen decreased from 53.2% in the six months ended December 31, 2001 to 32.7% this corresponding period due to the part write-off of a batch of stock damaged during manufacture.

     The margin on hGH sales remained relatively constant at 88.7% for the six months ended December 31, 2002 compared with 87.2% for the previous corresponding period.

     Cost of sales for our human embryonic cell lines are nil as this business unit is fully funded by the NIH. Selling these cell lines to other research organisations is a bi-product of our own research and development endeavours.

RESEARCH AND DEVELOPMENT EXPENSES

     Expenditure on research and development in total amounted to A$5.6 million for the six months ended December 31, 2002 compared to A$5.2 million in the previous corresponding period, an increase of 7.7%.

     Contract research expenditure increased 58.9% to A$693,000 due to the costs associated with the new ProtEcol Division business services being included as contract research expenditure. ProtEcol Services costs totalled A$376,000 compared to A$Nil in the previous corresponding period. Excluding these costs contract research expenditure decreased 27.3% to A$317,000 for the six months ended December 31, 2002.

     Grant research expenditure decreased 17.1% to A$1.8 million in the six months ended December 31, 2002 compared with the previous corresponding period. This decrease was mainly due to the E21R Start grant concluding in December 2001. In the previosu corresponding period A$786,000 of E21R expenditure was classified as government grant expenditure, A$Nil this six month period. E21R research expenditure totalling A$226,000 incurred in the six months ended December 31, 2002 is classified as "other research expenditure" due to the completion of the grant. Somewhat offsetting this decrease was A$303,000 in BresaGen, Inc cell distribution research expenditure (A$Nil in the previous corresponding period) claimed under the NIH grant.

     Management expects this expenditure to remain at similar levels until December 2003 for the same reasons as for grant revenue

     Other research expenditure increased 19.1% to A$3.1 million in the six months to December 31, 2002 compared with the previous corresponding period. This was mainly due to:

o the reclassification of E21R research expenditure from government grant research expenditure on the completion of the E21R Start grant;

o the payment of $375,000 for an eminent scholarship position at the University of Georgia for Dr Steve Dalton.

     Management expects this type of research expenditure to decrease due to the termination of E21R trials and the one-off nature of some expenditure incurred in the six month period.

SELLING AND MARKETING EXPENSES

     Selling and marketing expenses were A$217,000 in the six months to December 31, 2002 a decrease of 46.0% over the previous corresponding period. This decrease being due to costs incurred in the previous corresponding period on hiring public relations consultants to promote the existence of the Company's four human stem cell lines that met President Bush's criteria for US government funding not recurring in this period.

     The expenditure incurred in this period relates to EquiGen marketing and corporate press and public relations. Management expects expenditure to remain at similar levels for the foreseeable future.

ADMINISTRATION EXPENSES

     Administration expenses increased 41.4% to A$2.6 million for the six months ended compared with the previous corresponding period. The increase was primarily due to the following factors:

o The Company commencing the amortisation of Cell Therapy IP under A-GAAP as from July 1, 2002, resulting in a charge of A$613,000 for the six months ended December 31, 2002.

o Legal and consulting fees in relation to the proposed acquisition of Plurion, Inc IP totalling A$209,000.

     Management expects administration costs to decrease marginally from these levels as the legal and consulting fess will not recur in future periods, whilst the amortisation of Cell Therapy IP will be recurring.

TWELVE MONTHS ENDED JUNE 30, 2002 COMPARED WITH TWELVE MONTHS ENDED JUNE 30,
2001

     The consolidated loss after income tax for the year ended June 30, 2002 was A$11.9 million compared to a prior year loss after income tax of A$6.5 million, an increase of 82.6%.

     The current year consolidated loss incorporates one-off write-downs totalling A$2.9 million associated with the termination of the E21R British Biotech collaboration into acute myeloid leukaemia (AML), the suspension of the Company's studies in adult chronic myelomonocytic leukaemia (CMML) and the suspension of canine ST (cST) development. In relation to E21R the Company has written off the following items:

     o    Capitalised Intellectual Property totalling A$1.2 million;

     o E21R stock on hand totalling A$267,000 as it now has a net realisable value of A$Nil;

     o    Medvet core technology licence with a written down value of A$318,000;

     In relation to cST the Company has written off capitalised Intellectual Property totalling A$1.1 million. Capitalised patent costs that had a net written down value of A$45,000 have also been written off.

     Excluding the above write-downs the current year consolidated loss was A$9.0 million, an increase of 38.7% over the previous year.

TOTAL REVENUE

     Revenues for the year ended June 30, 2002 totalled A$6.1 million, an increase of 4.8% over the previous twelve months ended June 30, 2001.

     Sales revenue increased 24.1% year on year to A$1.5 million. This increase came from the sale of bulk active hGH (sales to other research companies predominantly in the US) which increased 7% over the prior year to A$478,000. EquiGen(R) sales increased 19% year on year to A$708,000. Sales of E21R to British Biotech increased by A$145,000 over the prior year to A$277,000. The sales of E21R to British Biotech are for material required by British Biotech to undertake clinical studies and are based on a sale price determined in the agreement with British Biotech.

     Contract research revenue decreased 8.6% year on year to A$747,000. These revenues fully support the Company's Reproductive Biotechnology Division. The decrease in revenue resulted from alternative sources of funding being secured late in the previous financial year, the total funding from these sources being less than under previous arrangements. Also included as contract research revenue is A$90,000 relating to contract services work performed for other companies on the formation of our "ProtEcol(TM)" Services business unit.

     Government grant revenue increased 6.0% over the previous corresponding twelve months to A$2.1 million. Revenue received from the E21R Start grant amounted to A$473,000 down from A$939,000 in the previous year. The reduction year on year was due to this grant of A$2.9 million being fully drawn in December 2001. Revenue received from the A$4.9 million Cell Therapy Start grant increased 29.8% year on year to A$1.4 million due to `eligible' expenditure increasing year on year. A grant providing assistance with the purchase of plant and equipment for the Company's new facility was received from the South Australian government totalling A$200,000 during the twelve months ended June 30, 2002.

     The Company received fee income of A$510,000 during the year ended June 30, 2002 up from A$461,000 in the prior year, an increase of 10.6%. This income was received under our agreement with British Biotech. Revenue received during the year ended June 30, 2002 was due to the achievement of a defined clinical development event.

     Interest revenue decreased 25.6% to A$964,000 in the year ended June 30, 2002. This was due to a decrease in cash being available for investment.

     Finally discount on long term loans amounting to $A247,000 was recognized as revenue during the year ended June 30, 2002. The Company received a 99 year interest free loan from the South Australian government to assist with the construction of our new building. The Company's accounting policy is to discount long-term non-interest bearing financial liabilities to their present value in the year the loans are received, the discount is taken to the statement of financial performance. Management does not expect revenue of this nature to be received again in the foreseeable future.

GROSS PROFIT

     Gross profit on the sale of protein drugs was A$918,000 (excluding the write-down of E21R stock) for the twelve months ended June 30, 2002 up from A$548,000 in the corresponding prior twelve months. Gross profit for the year to June 30, 2002 as a % of sales revenue was 62.3% compared to 46.2% for the previous corresponding twelve months. Including the write-down of E21R the gross profit for the twelve months ended June 30, 2002 was A$651,000 and as a % of sales revenue was 44.2%.

     The Company achieved a similar margin (gross profit as a % of sales) on the sale of EquiGen(R) as in the previous corresponding period. In the twelve months to June 30, 2002 the margin on EquiGen(R) sales was 54.9% compared to 55.7% for the year ended June 30, 2001.

     The overall margin improvement came from the sale of E21R to British Biotech. The margin achieved on these sales during the year ended June 30, 2002 amounted to 58.1% compared to a zero margin in the prior twelve months.

     The margin on hGH sales was 87.2% for the year ended June 30, 2002 as compared to 46% for the year ended June 30, 2001. The reason for the improved margin was more efficient manufacturing processes as we continued to develop our manufacturing techniques.

RESEARCH AND DEVELOPMENT EXPENSES

     Expenditure on research and development amounted to A$10.2 million for the twelve months ended June 30, 2002 compared to A$8.0 million in the twelve months ended June 30, 2001, an increase of 26.4%.

     Contract research expenditure decreased 10.3% to A$756,000 in line with contract research income as this research is fully funded by external organizations.

     Grant research expenditure increased 11.7% to A$4.4 million during the year ended June 30, 2002. The Company has two Australian federal government Start grants to which this expenditure relates, E21R and Cell Therapy. Expenditure on E21R for the twelve months ended June 30, 2002 totalled A$1.4 million a decrease of 14.3% over the prior year this being due to the completion of phase I clinical trials and British Biotech funding phase II clinical trials into Acute Myeloid Leukemia. Expenditure under the Cell Therapy Start grant increased 30.3% year on year to A$3.0 million with an increase of A$806,000 in staff costs and associated consumables (an increase of 73.0% over the prior year) and an increase in external collaboration costs of A$143,000 (an increase of 168.6%) into the potential application of cell therapies to bone marrow diseases.

     Other research expenditure increased 53.9% year on year to A$5.0 million. This increase was substantially due to our US subsidiary BresaGen, Inc being in operation for the full twelve months whereas it was operating for less than eight months in the prior year. This resulted in an increase in cell therapy research and development expenditure of A$1.5 million.

SELLING AND MARKETING EXPENSES

     Selling and marketing expenses were A$615,000 for the year ended June 30, 2002, an increase of 49.3% over the previous year. This increase was primarily due to the costs incurred in hiring public relations consultants to promote the existence of the Company's four human stem cell lines that met President Bush's criteria for US government funding.

ADMINISTRATION EXPENSES

     Administration expenses totalled A$3.8 million for the year ending June 30, 2002, an increase of 17.4% over the prior years expenditure of A$3.2 million. The increase was primarily due to the following factors:

o Increased corporate salaries incurred in Australia due to the appointment of a full-time patent attorney and the Medical Director being employed for the full year, plus general salary increases amounting to an additional A$270,000 year on year.

o BresaGen, Inc legal fees increased year on year by A$239,000 and were incurred in relation to advice on potential patent infringements by third parties of our patents and immigration requirements for employees relocating to the U.S..

o Consulting costs incurred in relation to the design of our new facility totalling A$200,000.

o First full year of BresaGen, Inc operations in Athens GA resulted in increased administration staff costs, rent and other office support costs totalling A$132,000.

o Increased amortisation of hGH intellectual property amounting to an additional A$95,000.

o Total remuneration to external auditors increasing A$63,000 due to audit opinions being required on the Company's US-GAAP accounts and SEC filings.

         Off-setting these increases were reductions year on year on travel costs, U.S. investor relations costs and stamp duty incurred on unwinding the Transgenics R&D Syndicate.

TWELVE MONTHS ENDED JUNE 30, 2001 COMPARED WITH TWELVE MONTHS ENDED JUNE 30,
2000

TOTAL REVENUE

         For the twelve months ended June 30, 2001, total revenues increased 104% to A$5.8 million from A$2.8m for the twelve months ended June 30, 2000.

         Sales revenue grew 30.6% to A$1.2 million. Sales came from the Company's protein based growth hormones and potential anti-cancer drug E21R. Sales of our horse growth hormone product "EquiGen(R)" increased 120.6% to A$594,000 with sales to international markets improving with increased marketing efforts and a favorable exchange rate. Sales of hGH (human growth hormone) is of clinical grade material to research companies as the product is not registered for sale to humans. These sales of hGH tend to be ad hoc in nature and declined A$150,000 in the year ended June 30, 2001, a decrease of 25.2%. Additionally, the first sales of E21R (potential anti-cancer drug) were made to British Biotech under the Development, Commercialization and License Agreement whereby British Biotech conduct trials initially in acute myeloid leukemia in exchange for certain commercial rights. These sales totaled A$132,000.

         Contract research revenue increased 34.2% to A$817,000 for the year ended June 30, 2001 with external funding fully supporting the Company's Reproductive Biotechnology Division apart from a period of several weeks when alternative funding arrangements were being finalized. This funding comes from commercial organizations with the increase being due to the fact that funding was secured for the full twelve months whereas for the twelve months ended June 30, 2000 external funding was only provided for part of the year following the completion of the Xenograft Syndicate.

         The Company received license fees of A$461,000 during the year ended June 30, 2001 on the execution of the Agreement with British Biotech. This Agreement provides for further lump-sum payments to be made on the achievement of defined clinical development and drug registration milestone events. No like revenues were received in the twelve months ended June 30, 2000. Ongoing milestone and royalty revenue received under this Agreement will depend on the continuing success of E21R through clinical trials and registration.

         Government grant revenue increased 221% to A$2.0 million with the Company being awarded a Federal Government Grant for the Company's Cell Therapy Program totaling A$4.9 million payable over three years, commencing in June 2000, on a dollar for dollar contribution basis. Revenue from this particular grant totalled A$1.1 million for the twelve months ended June 30, 2001. The balance of grant revenue came from an existing Grant supporting the research and development of E21R.

         Finally, interest revenue increased 91.4% to A$1.3 million in the year ended June 30, 2001. This was due to significantly increased cash being available for investment following the Company's initial public offering in September 1999 that raised A$12.0 million and two subsequent equity raisings, one in January 2000 raising A$6.3 million and the other in November 2000 raising A$15.3 million.

GROSS PROFIT

         Gross profit on the sale of protein drugs was A$548,000 for the twelve months ended June 30, 2001 up from A$421,000 in the corresponding prior twelve months. Gross profit for the year to June 30, 2001 as a % of sales revenue was 46.2% compared to 46.3% for the previous corresponding twelve months.

         The Company achieved a higher margin (gross profit as a % of sales) on the sale of EquiGen(R) as sales increased in North America. With sales being in constant US dollars the lowering Australian dollar meant that the Australian dollar sale per course (or unit) improved. Overall the margin on sales of EquiGen(R) increased from 47.5% for the twelve months ended June 30, 2000 to 55.7% for the year ended June 30, 2001.

         However, offsetting this the initial sale of E21R to British Biotech covered the cost of sale with no gross margin.

RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses increased A$4.4 million to A$8.0 million in the twelve months to June 30, 2001, an increase of 120%.

         Contract research expenditure increased 33.8% to A$843,000 in line with contract research income as this research is fully funded by external organizations, apart from several weeks in both periods under review when alternative funding sources were being finalized and the Company's Board of Directors agreed to fund this research internally.

         Grant research expenditure increased 290.6% to A$3.9 million during the year ended June 30, 2001 with the Company being awarded an Australian federal government grant to support the Cell Therapy Program. In the twelve months ended June 30, 2000 expenditure on the Cell Therapy Program totalling A$1.0 million was shown as "Other Research Expenditure". Management expects grant research expenditure to remain at these levels unless the Company is successful in obtaining further government grants either in the US or Australia.

         Other Research Expenditure increased A$1.2 million or 61.2% to A$3.2 million in the twelve months ended June 30, 2001. The acquisition of CytoGenesis, Inc. in November 2000 (since merged into BresaGen, Inc.) contributed A$2.2 million to other research expenditure this being the primary reason for the increase. Offsetting this, as mentioned in the previous paragraph, A$1.0 million was reclassified as grant research expenditure. Management expects a further increase in expenditure in the year ending June 30, 2002 as BresaGen, Inc. will be operating for a full year as compared to the seven month period in the year ending June 30, 2001.

SELLING AND MARKETING EXPENSES

         Selling and marketing expenses were A$412,000 for the year ending June 30, 2001, an increase of 58.5% over the previous year. The increase was primarily due to the appointment of a Business Development Manager.

ADMINISTRATION EXPENSES


         Administration expenses were A$3.2 million for the year ending June 30, 2001, an increase of 79.6% over the previous twelve months spend of A$1.8 million. The increase was primarily due to the following factors:

o Salary and wage costs increased A$291,000 with the establishment of the Athens GA office and the hiring of a Medical Director.
o Consulting fees increased A$259,000 in the year ending June 30, 2001 over the prior year due to expenses associated with Australian and US press and investor relations activities, remuneration advice, US GAAP advice and US FDA advice.
o Costs associated with relocating Company management and employees to our US office in Athens, GA totaled A$224,000.
o Travel and accommodation expenses increased A$122,000 during the year ended June 30, 2001 due to travel associated with having a US office.
o Payment of A$101,000 in stamp duty on the unwind of the Transgenics R&D Syndicate.
o Directors expenses for the year ended June 30, 2001 increased A$81,000 over the previous year with two board meetings being held in the US and US located directors appointed on the acquisition of CytoGenesis, Inc traveling to Australia.
o Share registry fees increased A$32,000 in the twelve months ended June 30, 2001 due to the Company being listed on the Australian Stock Exchange for the full twelve months.


ITEM 5.B  LIQUIDITY AND CAPITAL RESOURCES

         The Company is currently cash flow negative, that is, it does not generate enough cash to fund its research and development activities.

         Funding sources consist of:

         o    sales of growth hormones;

         o    government and private research grants;

         o equity through the issuance of Company stock and option holders exercising Company stock options;

         o    process development and contract manufacturing.

           As at June 30, 2003 the Company had A$5.9 million in cash. We developed a Board approved investment policy during the year ended June 30, 2000 to invest these funds in liquid, investment grade securities, such as interest-bearing money market funds and commercial paper.

         Borrowings as at June 30, 2003 totaled A$7.3 million (both current and non-current). Borrowings relate to a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. This loan is repayable over 10 years commencing on building completion and when final construction costs have been determined. The maximum amount of funding available under the agreement is A$8.0 million. Interest is payable on the loan at commercial rates. As at June 30, 2003, A$7.3 million has been drawn down under the terms of the agreement.

         The Company expects to complete draw downs under the A$8.0 million loan facility by November 2003 and begin making quarterly repayments in early 2004. The mix of debt to equity will therefore increase as draw downs are made under the terms of this loan facility. Our % of interest-bearing debt to equity increased from 6.6% as at December 31, 2002 to 12.3% as at June 30, 2003.

     We estimate that our existing capital resources, expected sales, grants and interest income will be sufficient to fund our current level of operations through to December 2003.

     The Company has engaged a US investment banker to raise finance to exploit prospective opportunities in the Protein Pharmaceutical business. Subject to the completion of this fund raising the Protein Pharmaceutical division will be spun out into a separate US-headquartered company.

     The Cell Therapy Division will gradually relocate to the US. The Company is currently in discussions with several other companies with complementary interests in the ES cell field and the cell delivery and imaging fields.

     The Company's main source of revenue to the fourth quarter of calendar year 2003 is likely to be from grants. The Start Grant that supports the Cell Therapy research in Adelaide expires in December 2003, or when A$4.9 million has been claimed by the Company based on eligible expenditure. The Company, based on current estimates, does not expect to draw down the full A$4.9 million by December 2003. The $1.3 million NIH grant has been approved and BresaGen, Inc is currently drawing down funds provided by this grant to cover direct costs incurred. The Company is currently of the view that revenues from these sources are reasonably assured.

     If the Company restructures current activities it may impact on the level of grant revenue received as the Start grant and NIH grant are both based on the reimbursement of eligible expenditures.

         The Company holds cash and cash equivalents predominantly in Australian and US dollars.

AGGREGATED CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

                                                                           Payments due
  Note    As at June 30, 2002                         0-1 year       1-2 years      2-5 years      >5 years
                                                       A$000's        A$000's        A$000's        A$000's

          Contractual Cash Obligations
          Creditors and accruals                        1,657              -              -              -
          Capital expenditure commitments                 260              -              -              -
          Operating lease commitments                      55             27              2              -
                                                    ---------- -------------- -------------- --------------
                                                        1,972             27              2              -

          Commercial Commitments
   1      New Building                                    277          1,110          3,328          6,380
   1      Plant & Equipment for building                2,657             34              -              -
                                                    ---------- -------------- -------------- --------------
                                                        2,934          1,144          3,328          6,380

   1 We have entered into an agreement with the State Government of South Australia to build a purpose built research and production facility. Under this agreement, BresaGen will purchase the land and building from the government over a 10 year period, less a 10% deposit paid during the year ended June 30, 2002. The land and building cost is A$8.9 million. In addition to this BresaGen will purchase equipment costing A$2.7 million on current estimates.



ITEM 5.C  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         BresaGen is a biotechnology company committed to the discovery and commercialization of technology in the areas of Cell Therapy, Therapeutic Proteins and Xenotransplantation. As such a substantial amount of our operating budget is spent on research and development activities each year.

         The following table details expenditure by project.

                                                         FOR THE YEAR ENDED JUNE 30,             FOR THE SIX MONTH PERIOD ENDED
                                                                                                    DECEMBER 31, (UNAUDITED)
EXPENDITURE BY PROJECT                                    2002             2001            2000            2002             2001
                                                        A$000s           A$000s          A$000s          A$000s           A$000s
E21R                                                     1,409            1,643           1,010             226              786
Cell Therapy                                             6,657            4,479           1,017           3,965            3,354
EquiGen(R)                                                 482              353             408             135              189
hGH                                                        419              274             124             181              189
Reproductive Biology                                       756              736             604             317              435
Non Syndicate Xenograft                                      0              108              52               -                -
Contracted Research & Development
                                                             -                -               -             376                -
Xenograft Syndicate                                          0                0             162               -                -
Other                                                      423              433             272             361              218
                                               ----------------------------------------------------------------------------------
TOTAL                                                   10,146            8,026           3,649           5,561            5,171
                                               ==================================================================================
% of Total Expenses                                        57%              65%             59%             65%              68%



Analysis of significant R&D expenditure follows:

o E21R. Expenditure has increased between 2000 and 2001 as the anti-cancer drug entered the more expensive human clinical trials phase of its development. Funding of this project up until December 2001 was supplemented by a Commonwealth of Australia R&D Grant. The total grant contribution is 50% of eligible project expenditure to a maximum of A$2.9 million. The full amount of this grant was drawn down at December 2001. Grant funding received is shown as revenue. Expenditure decreased in the 6 months to December 31, 2002 due to the termination of clinical trials with British Biotech as disclosed elsewhere within this Registration Statement.
o Cell Therapy. Expenditure commenced in Sept 1999 with the Company entering an agreement with the University of Adelaide to fund a research program of up to A$6.2m over three years. In November 2000 the Company acquired CytoGenesis, Inc. (merged into BresaGen, Inc.) a US based cell therapy and delivery company. Expenditure on this research has increased each year over the past three due to both the Australian and U.S. based programs being established within this period and increasing to achieve critical mass. The funding of the Australian based cell therapy research is supplemented by a Commonwealth of Australia R&D Grant. The total grant contribution is 50% of eligible project expenditure to a maximum of A$4.9 million. Grant funding received is shown as revenue.
o EquiGen(R). Ongoing R&D expenditure relates to conducting trials on other indications to expand the market and develop a slow release formulation rather than the current daily injection. Costs incurred in relation to manufacturing EquiGen(R) for sale are disclosed as Cost of Sales within the financial statements.
o hGH. Human Growth Hormone. The increase in expenditure is due to work being conducted on developing a `native' version of hGH that will enable BresaGen to develop a product with a similar formulation to an existing marketed product. This being part of our strategy to manufacture and supply hGH as an Active Pharmaceutical Ingredient approved by the FDA.
o Reproductive Biology. With the completion of the Xenograft Syndicate in July 1999 external funding was obtained to continue parts of this research.
o Xenograft Syndicate. This research was funded by an R&D Syndicate which was set up to carry out specific research over a pre-determined time frame. Syndicate funding of this research program expired in June 1999 with a minor amount of expenditure being incurred in the financial year ended June 2000. Subsequently BresaGen secured an external research contract with Nextran, Inc. to continue parts of this research and following the conclusion of Nextran, Inc.'s funding we secured funding from a major Australian pig producer and the Juvenile Diabetes Foundation. This expenditure is referred to above as Reproductive Biotechnology.
o Contracted Research & Development. The increase in expenditure is due to the growth of the Company's ProtEcol division which performs research & development activities in the protein pharmaceuticals field on behalf of third parties.

THE FOLLOWING TABLES SUMMARISES THE COMPANY'S EXPENDITURE INCURRED OVER THE LIFE OF THE MAJOR PROJECTS.


-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
PROJECT                          CURRENT STATUS       R&D COSTS INCURRED TO     RANGE OF ESTIMATED COSTS    ESTIMATED COMPLETION
                                 (EXPANDED COMMENTS   DATE                      TO COMPLETE THE PROJECT     DATE
                                 BELOW)
-----------------------------------------------------------------------------------------------------------------------------------
CELL THERAPY
-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
CELLULAR PRODUCT                 Preclinical          A$12,153,000, plus an     Based on current Company    Not known with any
                                 development          additional A$12,900,000   estimates we believe it     reasonable certainty
DELIVERY SYSTEM                  FDA 510k approved    in equity for acquired    could cost between $30m     as this project is
                                 catheter             IP from Adelaide          and $50m to register our    still in the early
                                                      University and            cell therapy product with   stages of research.
                                                      CytoGenesis, Inc..        the FDA for the treatment   Many technical and
                                                      These costs are for       of Parkinson's Disease.     clinical risks remain
                                                      both the cellular         This estimate is based on   that could impact
                                                      product and delivery      many assumptions, not       timeframes
                                                      system.                   least of which is           significantly.
                                                                                registration on             Additional, funds
                                                                                completion of Phase II      will be required to
                                                                                trials.                     complete this project,
                                                                                                            it is uncertain as to
                                                                                                            whether these will be
                                                                                                            available as and when
                                                                                                            required.  It may also
                                                                                                            be that we 'complete'
                                                                                                            the project by licencing
                                                                                                            to another company.

-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
THERAPEUTIC PROTEINS
----------------------------------------------------------------------------------------------------------------------------------

E21R                             Currently            A$10,043,000. This        We currently anticipate     The Company has
                                 exploring the        includes all research     that additional             initiated discussions
                                 synergistic effect   and development costs     expenditure will be         on collaborative
                                 of E21R as a         incurred by the Company   minimal on the basis that   development of E21R
                                 combination          including pre-clinical    any further development     with the
                                 therapy with an      and clinical trials for   will be funded by the       pharmaceutical
                                 established          potential anti-cancer     pharmaceutical company      company that markets
                                 anti-cancer drug.    and RA treatments.        that we are in discussion   the anti-cancer drug
                                 The Company has                                with.                       we have observed
                                 initiated                                                                  synergistic effect
                                 discussions on                                                             with. It is unknown
                                 collaborative                                                              how long these
                                 development with a                                                         discussions will take
                                 major                                                                      to finalise.
                                 pharmaceutical
                                 company.
-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
HGH                              Toxicology trials    The current strategy      A$750,000-A$1,000,000       2-3 years.
                                 for API              has evolved out of a
                                 registration         number of strategies
                                                      over many years so we are
                                                      unable to segregate the
                                                      costs of the current
                                                      project. A substantial
                                                      portion of the development
                                                      costs incurred to date
                                                      have been funded through
                                                      the sale of material to
                                                      other research and
                                                      development companies.

-----------------------------------------------------------------------------------------------------------------------------------


(TABLE CONTD)


-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
PROJECT                          CURRENT STATUS       R&D COSTS INCURRED TO     RANGE OF ESTIMATED COSTS    ESTIMATED COMPLETION
                                 (EXPANDED COMMENTS   DATE                      TO COMPLETE THE PROJECT     DATE
                                 BELOW)
-----------------------------------------------------------------------------------------------------------------------------------

REPRODUCTIVE BIOTECHNOLOGY
-----------------------------------------------------------------------------------------------------------------------------------

REPRODUCTIVE BIOTECHNOLOGY       Refer to comment     The costs of the          Refer comment in            There are
                                 in discussion        division are fully        discussion section below.   considerable risks
                                 section below        off-set by external                                   and uncertainties
                                                      funding sources.                                      with this kind of
                                                                                                            research,
                                                                                                            particularly
                                                                                                            xenotransplantation
                                                                                                            making it difficult
                                                                                                            to estimate a
                                                                                                            completion time with
                                                                                                            any degree of
                                                                                                            accuracy. In any case
                                                                                                            completion will be
                                                                                                            determined by those
                                                                                                            companies funding the
                                                                                                            research.
-------------------------------- -------------------- ------------------------- --------------------------- -----------------------



CURRENT STATUS (EXPANDED):

CELL THERAPY - CELLULAR PRODUCT: The current status is that we can derive human neural progenitor cells at scale. These cells are being tested in rat Parkinson's disease models and can now be maintained on human feeder layers addressing the issue of cross specie contamination. The next steps are to derive human ES cell lines in accordance with current Good Manufacturing Practice
(cGMP) on non-xeno or human feeder layers. From these cell lines we will set up cell banks and produce selected cell types (neural for the treatment of Parkinson's Disease). Testing of these cells for safety and efficacy will then be done in rat and then primate models. At this point we anticipate filing for an IND with the FDA and begin clinical trials in 2005.

                  DELIVERY SYSTEM: Our proprietary catheter has been developed to the stage where it has obtained FDA 510k approval. The next step is to validate this catheter in a primate model using specific cell types.

         As this project is still in the early stages of research estimating the timing and nature of costs required to complete this project is sufficiently difficult for disclosure not to be made. BresaGen will continue investing in this project so long as technical and commercial milestones continue to be met and sufficient finance can be secured from either capital markets, grants, partners or a combination. It is too early to predict in which period material cash inflows will commence from this project.

E21R- The safety and efficacy of E12R has been established in three pre-clinical toxicology studies in non-human primates, and in a Phase I clinical trial with adult solid tumour patients. The above table includes all costs incurred to date on E21R. The preclinical and Phase I clinical trials apply to the potential drug and are not treatment specific.

HGH (HUMAN GROWTH HORMONE) - BresaGen has developed a novel process for making hGH. Our strategy for this project is to register our product as an Active Pharmaceutical Ingredient (API) with the FDA and an Active Substance (AS) with the EMEA. At the same time we will continue to sell research grade hGH as a bulk active as well as pursuing other revenue generating opportunities. The above estimate of costs relates to completion of toxicology studies and required documentation. It is currently estimated that this work will be completed within the next two to three years. At this time we will be able to market and sell our hGH as a clinical grade material expanding the market from our current position.

The size of any net cash inflows will depend upon how successful we are in marketing our registered API hGH product to other drug delivery and pharmaceutical companies.

REPRODUCTIVE BIOTECHNOLOGY - As disclosed elsewhere in this registration statement this group has evolved out of the Xenograft R&D syndicate. Subsequent to this it has secured direct funding from several different sources. It continues to be funded by an international pig producer and a grant from the Juvenile Diabetes Foundation. This division will only continue with the support of external funding, therefore the estimated costs required to commercialise this technology will not have an impact on the financial position or liquidity of the Company. As BresaGen has not committed its own financial resources to this division, and its projects, the commercial returns are not expected to be material in size.

         There are considerable risks and uncertainties associated with conducting the kind of research and development that we do. The risks and uncertainties we face have already been discussed at Item 3D. The estimated costs to complete the above projects could vary significantly to that disclosed above due to the impact of the risks discussed at Item 3D. Not only could costs vary significantly but the time taken to obtain regulatory approval could also vary significantly. This would not only impact the costs required to complete the projects but also the periods in which material cash inflows are received.

         Significant delays could have a material adverse effect on the commercial prospects of our product candidates and our business, financial condition and results of operations.

         Our normal commercialization strategy for companies in the industry in which we operate is to licence our product candidates to other large biotechnology or pharmaceutical companies after the completion of phase I or II human clinical trials. The reason for this is that the costs of conducting final trials can be prohibitive for a company of our size. We also do not have the regulatory nor marketing experience to successful commercialize pharmaceutical products. The typical revenue model is to secure a milestone payment on completion of the licencing agreement and then further milestone payments as the product candidate progresses and reaches defined technical, regulatory or commercial milestones. We would also look to secure royalties on commercial sales and may retain some, or all, manufacturing rights on which we would earn a manufacturing margin. It is therefore difficult to estimate when material net cash inflows are likely to begin for the above product candidates.

         Due to the Company's business it is important that any intellectual property in the form of new discoveries is protected. The following table provides the status of all patent applications the Company has filed, or has exclusive license to, or the patent to which has been assigned to it.


----------------------------------- ---------------------------- ----------------------- -------------------------
PATENT DESCRIPTION                  APPLICANT                    PRIORITY FILING DATE    STATUS
------------------------------------------------------------------------------------------------------------------
CELL THERAPY & DEVICES
------------------------------------------------------------------------------------------------------------------
Cell                                BresaGen Limited             April 9, 1998           PCT application ,
Differentiation/Proliferation and                                                        WO99/53021 in national
Maintenance Factors and Uses                                                             phase in all major
Thereof                                                                                  territories
------------------------------------------------------------------------------------------------------------------
Cell Cycle Control                  Luminis Pty Ltd  now         September 24, 1999      PCT application,
Plus continuations                  AR&I   (Exclusive license                            WO01/23531 entered
a)       Stat3/Myc                  to BresaGen Limited)                                 national phase in AU &
b)    Cdk Inhibitors                                                                     US
------------------------------------------------------------------------------------------------------------------
Neuronal Cell Production            BresaGen Limited             September 3, 2002       Australian provisional
                                                                                         patent application
------------------------------------------------------------------------------------------------------------------
Cell Reprogramming                  BresaGen Limited             November 9, 2000        PCT application,
                                                                                         WO02/38741 entered
                                                                                         national phase in AU
                                                                                         and US
------------------------------------------------------------------------------------------------------------------
Dopaminergic Cell Production        BresaGen Limited             October 24, 2000        US application filed in
                                                                                         October 2001
------------------------------------------------------------------------------------------------------------------



(TABLE CONTD)


----------------------------------- ---------------------------- ----------------------- -------------------------
PATENT DESCRIPTION                  APPLICANT                    PRIORITY FILING DATE    STATUS
------------------------------------------------------------------------------------------------------------------
Neurectoderm Cell Production        BresaGen Limited             January 14, 2000        PCT application
                                                                                         WO01/51611 due to enter
                                                                                         national phase by July
                                                                                         2002
------------------------------------------------------------------------------------------------------------------
Mesoderm Inhibition                 BresaGen Limited             March 2, 2001           Australian and U.S.
                                                                                         applications pending.
------------------------------------------------------------------------------------------------------------------
Modified Cell Production            BresaGen Limited             May10,2002              PCT application filed
(Neurospheres)                                                                           May 10, 2003
------------------------------------------------------------------------------------------------------------------
Proline Receptor                    BresaGen Limited             September 30, 2002      Pending AU provisional
                                                                                         application
------------------------------------------------------------------------------------------------------------------
Lectin DBA                          BresaGen Limited             December 13, 2002       Pending AU provisional
                                                                                         application
------------------------------------------------------------------------------------------------------------------
Compositions and Methods for the    BresaGen Limited             August 6, 2001          Pending PCT application
Culture of Stem Cells
------------------------------------------------------------------------------------------------------------------
Effective Cloning of Cells          Uni. Of Georgia.             June 10, 2000           Pending US application
                                    (Exclusive license to
                                    BresaGen Limited)
------------------------------------------------------------------------------------------------------------------
Method of Perfusion Imaging         BresaGen, Inc                March 9, 1990           3 granted US patents
                                                                                         with further
                                                                                         continuation
                                                                                         applications. PCT
                                                                                         application WO91/14186
                                                                                         in other territories
------------------------------------------------------------------------------------------------------------------
Cell Delivery Catheter              BresaGen, Inc                May 19, 2000            US application.
                                                                                         Allowed for grant
------------------------------------------------------------------------------------------------------------------
Catheter for Cell Delivery in       Uni of Minnesota.            December 10, 2001       US application waiting
Tissue                              Exclusive license to                                 examination
                                    BresaGen, Inc.
------------------------------------------------------------------------------------------------------------------
Design and Planning System for      BresaGen, Limited            May 25, 2001            US application
Improving the Survival Rate of                                                           undergoing examination
Injected Structures
-----------------------------------------------------------------------------------------------------------------
Imaging Methods for Visualising     Uni of Minnesota.            June 28, 2000           US application
Implanted Living Cells              Exclusive license to                                 undergoing examination
                                    BresaGen, Inc.
------------------------------------------------------------------------------------------------------------------
Primate Cell production             BresaGen Limited & Uni of    March 13, 2002          Pending PCT application
                                    Georgia
------------------------------------------------------------------------------------------------------------------
Compositions and Methods for        Filed in name of inventors   August 8, 2002          Pending US provisonal
Neural Differentiation of Human     who are BresaGen Limited                             application
embryonic stem cells                employees and Uni of
                                    Georgia employees
------------------------------------------------------------------------------------------------------------------
Ceramide                            Filed in name of inventors   September 25, 2002      Pending US provisional
                                    Inventors have assigned to                           application
                                    BresaGen Limited and
                                    Medical College of Georgia
------------------------------------------------------------------------------------------------------------------
Stabilisation of Neural Cells       Filed in name of inventors   December 19, 2002       Pending US provisional
                                    who are BresaGen Limited
                                    application employees and
                                    Uni of Georgia employees
------------------------------------------------------------------------------------------------------------------
Notch Signalling                    Filed in name of inventors   March 31, 2003          Pending US provisional
                                    Inventors have assigned to                           application
                                    BresaGen Limited and Uni
                                    of Georgia
------------------------------------------------------------------------------------------------------------------



(TABLE CONTD)

----------------------------------- ---------------------------- ----------------------- -------------------------
PATENT DESCRIPTION                  APPLICANT                    PRIORITY FILING DATE    STATUS
------------------------------------------------------------------------------------------------------------------
Protease Passaging                  Filed in name of inventors   March 31, 2003          Pending US provisional
                                    Inventors have assigned to                           application
                                    BresaGen Limited and Uni
                                    of Georgia
------------------------------------------------------------------------------------------------------------------
PROTEIN PHARMACEUTICALS

------------------------------------------------------------------------------------------------------------------
Haemopoietic Growth Factor          Exclusive license to         July 28, 1993           Patent granted in
Antagonists                         BresaGen Limited                                     Australia, New Zealand,
(E21R)                                                                                   Singapore and USA.
                                                                                         Pending in Canada,
                                                                                         Europe Hong Kong and
                                                                                         Japan.
------------------------------------------------------------------------------------------------------------------
An Interleukin-5 Antagonist         Exclusive license to         May 24, 1996            US patent granted on
(E13R)                              BresaGen Limited                                     15.10.2002 (6465616)
                                                                                         and granted in
                                                                                         Australia.(AU723413)
------------------------------------------------------------------------------------------------------------------
Prolonged Release Composition       BresaGen Limited             July 17, 2002           AU provisional
(Prolonged Release Somatotropin                                                          application.
Composition)
------------------------------------------------------------------------------------------------------------------
Leader-Ubi-Fusion Protein           BresaGen Limited             November 11, 2002       Australian provisional
                                                                                         application. Further
                                                                                         amendments added in
                                                                                         March 2003
------------------------------------------------------------------------------------------------------------------
E21R-STI Combination                BresaGen Limited             February 21, 2003       Australian provisional
                                                                                         application filed.
------------------------------------------------------------------------------------------------------------------
E21R Methods of Treatment           BresaGen Limited             May 7, 2003             Australian provisional
                                                                                         application filed.
------------------------------------------------------------------------------------------------------------------
REPRODUCTIVE BIOTECHNOLOGY

------------------------------------------------------------------------------------------------------------------
Methods of creating new breeds      Syndicate IP                 April 14,1987           Granted in Australia
of mals                                                                                  (629169), New Zealand
(Transgenic Animals)                                                                     and US (5573933)
------------------------------------------------------------------------------------------------------------------
Materials & Methods for             Licensed to Baxter           January 27, 1994        WO95/20661.  Granted in
Management of Hyperacute                                                                 Australia (695373) and
rejection in human transplantation                                                       US (5849991) and
(Xenotransplantation)                                                                    pending in several
                                                                                         other territories
------------------------------------------------------------------------------------------------------------------
Porcine Nuclear Transfer            Licensed to Baxter           March 16,1998           WO99/46982.  Pending.
                                                                                         Australian patent
                                                                                         granted.
------------------------------------------------------------------------------------------------------------------
Cryopreservation of oocytes and     Assigned to Queensland       November 24, 1998       WO00/30441.  Under the
embryos and methods of producing    University                                           agreement with Uniquest,
animals involving the same                                                               Uniquest has responsibility
(Cyropreservation of Porcine                                                             to instruct the patent
                                                                                         attorneys and prosecute
                                                                                         the patents
------------------------------------------------------------------------------------------------------------------
Non enucleation and enucleation     Assigned to Baxter           May 10, 1999            Patent family no longer
post fusion of nuclear transfer                                                          being funded.
embryos
------------------------------------------------------------------------------------------------------------------
Activation of Nuclear Transfer      Relag & Garelag              January 7, 2001         PCT/AU02/00027
Embryos                                                                                  application filed
(Activation of Nuclear Transfer                                                          January 2002.
Embryos in high calcium medium)                                                          Application due to
                                                                                         enter national phase by
                                                                                         July 2003
------------------------------------------------------------------------------------------------------------------



(TABLE CONTD)

----------------------------------- ---------------------------- ----------------------- -------------------------
PATENT DESCRIPTION                  APPLICANT                    PRIORITY FILING DATE    STATUS
------------------------------------------------------------------------------------------------------------------
Method  for  the   Production   of  Relag & Garelag              March 8, 2001           PCT/AU02/00263
Nuclear Transfer EmbryosMethod                                                           application filed in
(Calcium free fusion media)                                                              March 2002.
                                                                                         Application due to
                                                                                         enter the National
                                                                                         phase in September 2003.
------------------------------------------------------------------------------------------------------------------
Modifying Mammalian Genomes         BresaGen Limited             June 25, 2002           Australian provisional
(Cre - Lox system)                                                                       application filed.
------------------------------------------------------------------------------------------------------------------



ITEM 5.D TREND INFORMATION

         BresaGen sales increased between 1999 and 2002 due to improved sales of EquiGen(R) and human Growth Hormone. The sales of EquiGen(R) are forecast to continue to increase with the marketing and distribution to be undertaken by CSL and further penetration into export markets. Sales of hGH are also expected to increase within the next 3-5 years as we register our product as an Active Pharmaceutical Ingredient. No further sales of E21R are expected due to the termination of the agreement with British Biotech.

         Interest income from non-related corporations is directly related to the level of excess funds available for investment and market fluctuations in interest rates.

         Revenue received from government grants has increased and is expected to continue to increase during the year ending June 30, 2003 with BresaGen, Inc being awarded a $1.3 million grant from the National Institutes of Health.

         Revenue from our newly established ProtEcol(TM) business unit which totalled A$90,000 for the year ended June 30, 2002, is expected to increase as we pro-actively market this service and complete our new production facility.

         Expenditure on research and development is expected to continue at similar levels to the A$10.2 million spent during year ended June 30, 2002, unless cut-backs are made on restructuring the business to conserve cash.

Impact of Recently Issued Accounting Standards

RECENTLY ISSUED AUSTRALIAN ACCOUNTING STANDARDS

         The Australian Accounting Standards Board ("AASB") has issued AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002.

         The standard introduces rules for the recognition, measurement and disclosure of provisions. It also includes detailed disclosure requirements for contingent assets and liabilities.

         The major changes to current practice include:

o More stringent requirements for restructuring provisions, differentiating between restructurings on acquisition and other restructurings.
o Discounting of provisions, using specific liability related risk rates, applied to pre-tax cash flows.

o Provisions for dividends will only be recognised at reporting date if they have been declared, determined or recommended before reporting date. The full amount of the dividend must be recognised as a provision, not just the amount payable in cash.
o    Separate recognition criteria for any recoveries related to provisions.

         The impact on the Company's financial statements is not expected to be significant.

         The Australian Accounting Standards Board ("AASB") has issued AASB 1020 Income taxes, which will apply to annual and half-year reporting periods beginning on or after July 1, 2003. The standard introduces rules for applying a balance sheet method of tax effect accounting rather than the income statement approach that is currently adopted.

         The adoption of this accounting standard may result in significant adjustments to the disclosure in the company's financial reports. As the Company has significant tax operating losses this statement is not likely to impact the income tax expense/(credit) recorded in the statement of financial performance.

The Australian Accounting Standards Board ("AASB") has issued an amended AASB 1012 Foreign Currency Translation, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002. The key changes to current practice include:

o forward contracts that are hedges must be recognised gross on the balance sheet from the inception of the contract;
o    foreign currency equity items must not be restated;
o on disposal or partial disposal of self-sustaining foreign operations, the related foreign currency translation reserve balance must be taken to retained earnings and cannot pass through operating profit.

         The impact on the Company's financial statements is not expected to be significant.

The Australian Accounting Standards Board ("AASB") has issued an amended AASB 1028 Employee Benefits, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002. The main features of the standard remain the same and there is no requirement to disclose the fair value of share options granted. The major changes are:

o    Specific recognition criteria for termination benefits;
o Employee entitlements to be measured at nominal rates using expected remuneration rates when the obligation will be settled, not the rates at reporting date; and
o    More detailed disclosures regarding equity based compensation benefits.

         It is expected the revised statements will impact the Company's current Australian GAAP disclosures, however it will not materially impact the financial results presented in the statement of financial performance.

         On July 3, 2002 the Financial Reporting Council (FRC) formalized its support of international accounting standards by announcing that Australia would adopt these standards by January 1, 2005. The FRC announcement means that, for annual reporting periods beginning on or after January 1, 2005, Australian reporting entities will comply with the standards issued by the International Accounting Standards Board (IASB).

         The Company is yet to perform a detailed analysis of the impact of the alignment to International Accounting Standards.

         The following Urgent Issues Group (UIG) Abstracts have been issued and become operative for reporting periods ending on or after a date subsequent to June 30, 2002.

     UIG 49: Revenue-Barter Transactions involving Advertising Services applies to all reporting entities for reporting periods ending on or after July 2, 2002. The Abstract specifies that revenue from a barter transaction involving dissimilar advertising services be measured at the fair value of the advertising services provided by the entity. The Company is not involved in any barter transactions and consequently UIG49 will not have a material impact on the Company's June 30, 2003 financial statements.

     UIG 50: Evaluation the Substance of Transactions involving the Legal Form of a Lease applies to all reporting entities for periods ending on or after 13 August 2002. The Abstract provides supplemental guidance to AASB 1008 Leases. The guidance is principally directed at sale and leaseback transactions. The Company is not involved in any leasing transactions and consequently UIG50 will not have a material impact on the Company's June 30, 2003 financial statements.

     Revised UIG 39: Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances applies to all reporting entities for reporting periods ending on or after 13 August 2002. UIG39 specifies the tax treatment of deferred tax balances following the enactment of the Tax Consolidation Bill. The UIG specifies the treatment of both elective and mandatory components of the new Tax Consolidation regime. The Company believes UIG39 will not impact the Company's June 30, 2003 statement of financial performance or statement of financial position as deferred tax balances are not recorded by the Company due to its history of losses.

     UIG 52: Income Tax Accounting under the Tax Consolidation System applies to all reporting entities for periods ending on or after 10 December 2002. The Abstract requires that the head entity in a tax consolidation group must recognize current and deferred tax amounts in respect of its own transactions as well as those of wholly owned subsidiaries in the tax consolidation group. The Company believes UIG52 will not impact the Company's June 30, 2003 statement of financial performance or statement of financial position as deferred tax balances are not recorded by the Company due to its history of losses.

RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

         In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after 30 June 2001 and also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. Statement 142 will also require recognised intangible assets to be amortised over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Any recognised intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement 142 until its life is determined to no longer be indefinite.

         The provisions of Statement 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. The Company is required to adopt the provisions of Statement 142 on July 1, 2002. Retroactive application of Statements 141 and 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortised. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until June 30, 2002.

         The Company did not make any acquisitions during the year ended June 30, 2002, nor does it have any goodwill recorded in the statement of financial position, consequently the adoption of these statements did not have a material impact on the results of the Company.

         In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 will be effective for the Company as of July 1, 2002. The adoption of this statement did not have a material impact on the unaudited half-year financial statements of the Company.

         In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement 144 addresses financial accounting and reporting for the impairment of long-lived assets and will supersede (a) Statement 121 with respect to the accounting for the impairment or disposal of long-lived assets and (b) Accounting Principals Board Opinion No 30 (Opinion 30) for the disposal of a segment of a business. Statements 144 retains the requirements of Statement 121 to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. Statement 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of.

         Statement 144 retains the basic provisions for Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather that a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognised before they occur.

         Statement 144 was effective for the Company as of July 1, 2002. The adoption of this Statement did not have a material effect on the unaudited half year financial report.

         In April 2002 the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement no 13, and Technical Corrections. As a result of the rescission of Statement 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of Statement 145, which was effective for the Company as of July 1, 2002. This Statement did not have a material impact on the unaudited half year financial statements of the Company.

         In July 2002 the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Statement 146 is based on the general principal that a liability for a cost associated with an exit or disposal should be recorded when it is incurred and initally measured at fair value. Statement No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of Statement 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. The provisions of the Statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002 no such activities have occurred since this date to determine the effect of adopting this statement.

         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantess, Including Indirect Guarantees of Indebtedness to Others, and interpretation of FASB No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guaranteess isued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligations undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements or interim or annual periods ending after December 15, 2002.

         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the consolidated unaudited financial statements.

         In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interest in variable interest entities obtained after

January 31, 2003. For public companies with a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. This statement is not expected to have a material impact on the Company.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A DIRECTORS AND SENIOR MANAGEMENT

The directors of the Company are:

PETER R. HART, BSC (HONS ELECTRICAL ENGINEERING), 58, APPOINTED 1996
CHAIRMAN, INDEPENDENT NON-EXECUTIVE DIRECTOR
Mr. Hart is currently Chairman of Defence Teaming Centre and Director of Avalon Systems Pty Ltd. He was formerly Managing Director of Luminis Pty Ltd, the commercial development and technology transfer company of The University of Adelaide, and a previous Chief Executive Officer of Thorn-EMI - Electronics Australia.

JOHN R. SMEATON, BAG SC (HONS), PHD (BIOCHEMISTRY), 61, APPOINTED 1987 MANAGING DIRECTOR
Dr. Smeaton has been involved in the biotechnology field for over 20 years having previous experience with Xerox and Perkin-Elmer Corp. in the USA in the development and marketing of advanced medical diagnostic equipment. He was previously President of Stat Engineering, Managing Director of Bioclone Australia Pty Ltd, General Manager of Australian Genetic Engineering Ltd and President of Agen USA Inc.

GEOFFREY N. VAUGHAN MSC (CHEMISTRY), PHD (MICROBIOLOGY), 69, APPOINTED 1998, RETIRED APRIL 16, 2003 INDEPENDENT NON-EXECUTIVE DIRECTOR
Dr. Vaughan is the current Chairman of the Co-operative Research Centres Committee and a member of the Industry Research and Development Board. Dr. Vaughan is a Director of the Institute of Drug Technology Australia Limited and Medica Holdings Limited. During 1992-96 he held the position of National Manager, Therapeutic Goods Administration. He has held academic positions as Dean and Director of the Victorian College of Pharmacy, Director of Chisholm Institute of Technology, and Deputy Vice-Chancellor of Monash University.

JOHN B. HARKNESS, FCA, FAICD, 58, APPOINTED MARCH 13, 2003
INDEPENDENT NON-EXECUTIVE DIRECTOR
Mr. Harkness was the Partner-in-Charge of KPMG's Corporate Recovery division in Sydney between 1982 and 1992. A KPMG board member since 1985, Mr Harkness was elected National Executive Chairman of the Board in 1993, serving in this role until 1998. He served on KPMG's International Board from 1993 to 1998 and was a member of the International Executive Committee and Chairman of the Asia Pacific Board for the period 1997 to 1998. Mr Harkness is a Director of Crane Group, Chairman of HSBC Building Society (Australia) Limited, Chairman of the ICA Property Development Funds, Chairman of Helmsman Fund Management Group, Chairman of Sydney Foundation of Medical Research and a Director of Northern Suburbs Rugby Football Club Limited.

CHRISTOPHER A. JUTTNER, BMEDSCI (HONS PHYSIOLOGY), MBBS, FRACP, 58, APPOINTED AUGUST 4, 2000 EXECUTIVE DIRECTOR
Dr. Juttner was the Deputy Director of the Hanson Centre for Cancer Research, and is currently a Director of Pacific Biomedical Consulting. He has over 30 years experience in the medical field having previously been Vice President, Clinical Research and Development for SyStemix Inc. and Genetic Therapy Incorporated, and Clinical Director, Hanson Centre for Cancer Research. He has held senior executive roles at the Institute of Medical and Veterinary Science, Medvet Science and the Royal Adelaide Hospital, Adelaide, South Australia.

JOHN KUCHARCZYK, PHD (NEUROENDOCRINOLOGY), 52, APPOINTED NOVEMBER 20, 2000 NON-EXECUTIVE DIRECTOR
Dr. Kucharczyk is a Professor of Radiology and Neurosurgery and Director of Health Services Research, University of Minnesota. He co-founded several US medical high-tech start-ups including ITI Medical Technologies, Inc, Image-Guided Neurologics, Inc. and CytoGenesis, Inc. He has served as a senior health policy advisor to the Government of Canada, and as a lobbyist for the Canadian Federation of Biological Societies. He is currently a Director of Image-Guided Neurologics, Inc., and Quasm, Inc.

RUDY MAZZOCCHI, B.SC. (BIOCHEMISTRY), GRAD DEGREE IN BIOPHYSICS, 43, APPOINTED NOVEMBER 20, 2000 INDEPENDENT NON-EXECUTIVE DIRECTOR
Mr. Mazzocchi is President and Chief Executive Officer of Image-Guided Neurologics, Inc. He has 19 years of executive experience within the medical device industry and was previously Founder, President & CEO of Microvena Corporation. He also co-founded several other US medical device companies including Vascular Science, Inc., ReStent Therapeutics, CytoGenesis, Inc., and Quasm, Inc. He is currently a Director of ReStent Therapeutics, Image-Guided Neurologics, Inc., and Quasm, Inc.

JOHN HASKER, BE (HONS), DIP TRP, MBA, FIE, 62, APPOINTED 1999, RETIRED 15 JULY 2002 INDEPENDENT NON-EXECUTIVE CHAIRMAN
Mr Hasker is a professional Director specialising in the health-care sector. He is also Non-Executive Chairman of the Australian Red Cross Blood Service, Medica Holdings Limited, Aurora Energy Pty Ltd and a Director of Tassal, Pivot and Arthron Limited. He was Managing Director and CEO of FH Faulding & Co Limited from 1984 to 1988 and was subsequently General Manager of several Business Groups within ICI Australia until 1996.

PETER R JENKINS, 67, APPOINTED 1997, RETIRED 15 JULY 2002
INDEPENDENT NON-EXECUTIVE DIRECTOR
Former Chief Executive Officer of Trace Scientific Limited, a medical diagnostic company. Prior to this he held various senior marketing and general management positions with Schering-Plough Corporation, a large US healthcare company in Australia and overseas. Mr Jenkins is currently an investment director with the venture capital organisation Colonial First State Private Equity Limited.

SENIOR MANAGEMENT

BresaGen has a professional team of qualified and experienced research and development scientists and technicians. The Company has 47 employees and 18 contractors that work entirely for the Company.

The Management Team, and a brief summary of their relevant experience, are as follows:

ALLAN ROBINS PhD (Adel)
Senior Vice President and Chief Technical Officer

Dr. Robins obtained a doctorate from the University of Adelaide's Department of Biochemistry and then spent one year as a Visiting Fellow at the MRC Unit for Molecular Biology in Cambridge, England. In 1982, he joined the transgenic research group in the University of Adelaide's Department of Biochemistry.

Dr. Robins joined BresaGen in 1991 as Operations Manager, and subsequently became Chief Scientist, responsible for all research programs being undertaken by the company.

MEERA VERMA PhD (Adel)
Vice President and Chief Operating Officer

Dr. Verma manages the development and commercialization of Therapeutic Protein products in the Company. She obtained a doctorate from the University of Adelaide's Department of Biochemistry in 1985. After one year of post-doctoral work she joined the Company and managed its Gene Technology Group.

Dr. Verma was appointed General Manager of the Protein Pharmaceuticals Division in January 1995 and more recently Chief Operating Officer in November 2000.

LINTON BURNS CA
Vice President and Chief Financial Officer. Company Secretary.

Mr. Burns commenced his career as an accounting graduate with Bridgestone Australia as a Financial Analyst. He has since worked in several roles including auditing public companies and as Senior Management Accountant with the BBC (Bristol). Prior to joining BresaGen, Mr. Burns was Financial Controller, then Finance Director and finally General Manager for the US conglomerate Equifax Ltd. in Australia, the UK and New Zealand respectively.

DR JACKIE ZANETTI BSc, MBA, PhD (Biochemistry)
Vice-President Business Development

Dr. Zanetti's early experience was in managing a medical clinical laboratory prior to joining Baxter Healthcare, Inc. in 1989. While at Baxter, Dr. Zanetti participated in the formation of Nextran, a xenotransplantation focussed subsidiary company before relocating to Adelaide for doctoral studies in Peter Rathjen's laboratory. Dr. Zanetti has held senior management positions in Medvet Science Pty Ltd and CSIRO and joined BresaGen in 2002.

GERARD LA FONTAINE BAppSc, GradDip IP Law, Dip IPP
Intellectual Property Counsel

Mr. La Fontaine is a registered Patent & Trade mark Attorney in Australia and a registered Patent Attorney in New Zealand. Mr. La Fontaine brings to BresaGen more than 15 years experience in the Intellectual Property industry, and has previously managed all areas of pharmaceutical and health care related intellectual property at a global level.

SCIENTIFIC ADVISORY BOARD

BresaGen has a Scientific Advisory Board which monitors the progress of the Company's research projects from a global perspective. It meets annually and has direct reporting responsibilities to the Board of Directors. Presentations of the Company's projects are made at these meetings. The scientific rigor of the research and development is thoroughly examined with the Scientific Advisory Board making recommendations to the Company to modify the direction of work. BresaGen's Scientific Advisory Board is comprised of the following members:

PROF. PAUL KRIEG PhD (Adel)
Chairman

Prof. Krieg obtained a doctorate in Biochemistry from the University of Adelaide and subsequent to that, spent time as a post-doctoral fellow firstly at the University of Warwick, in the United Kingdom then at Harvard University in the United States. After returning to the University of Adelaide as a Research fellow for two years, he joined the Centre for Developmental Biology of the Department of Zoology at the University of Texas. He is currently a Professor in the Department of Cell Biology and Anatomy at the University of Arizona College of Medicine and a member of the Sarver Heart Centre.

PROF. PETER DOHERTY AC, DVSc, PhD (Edin), FAA, FRS

Mr. Doherty shared the 1996 Nobel prize for medicine with Professor Rolf Zinkernagel of Switzerland for his work on the immune defenses of cells.

Mr. Doherty now works at St. Jude's Children's Research Hospital in Memphis Tennessee. His Nobel prize-winning discovery was made while he was at the John Curtin School of Medical Research at the Australian National University in Canberra between 1973 and 1975.

PROF. CLIFTON A BAILE PhD (Missouri)

Mr. Baile obtained his PhD in Nutrition from the University of Missouri, USA. After post-doctoral work and serving as an Assistant Professor at the Harvard School of Public Health, he joined Smith Kline Animal Health Products. He then joined the School of Veterinary Medicine of The University of Pennsylvania where he was Professor of Nutrition. Mr. Baile later joined Monsanto Company where he was named Distinguished Fellow and Director of R&D of the Animal Science Division. His department successfully developed and obtained FDA registration in 1993 for bST for dairy cows. Mr. Baile is currently the Georgia Research Alliance Eminent Scholar in Agricultural Biotechnology and Distinguished Professor of Animal Science and Foods and Nutrition at the University of Georgia, USA.

DR. LYNN CORCORAN PhD (Melb)

Dr. Corcoran obtained her undergraduate degree in Biochemistry and Genetics at Melbourne University, and went on to do her PhD at the Walter and Eliza Hall Institute studying oncogene activation in lymphoid tumors. After a post-doctoral period studying the molecular genetics of the malaria parasite, she went on to the Whitehead Institute for Biomedical Research at MIT. Dr. Corcoran currently heads a laboratory at WEHI which studies how individual genes determine the behavior of particular white blood cells.

PROF. BRUCE KEMP PhD (Flin)

Prof. Kemp obtained his doctorate in Biochemistry from Flinders University (South Australia) in 1975 and conducted post-doctoral studies at University of California Davis. He is currently the Deputy Director and a Senior Principal Research Fellow (NH&MRC) at St. Vincent's Institute of Medical Research in Melbourne.

ITEM 6.B COMPENSATION

DIRECTORS' AND SENIOR EXECUTIVES' COMPENSATION

         The Company's broad remuneration policy is to ensure that the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. The Remuneration Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executives of the Company.

         Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emolument for the year ending June 30, 2002 are:

                              BASE      BONUSES     NON-CASH        SUPER       OPTIONS     TERMINATION     TOTAL
                           EMOLUMENT                BENEFITS    CONTRIBUTIONS    ISSUED       PAYMENT
                               A$          A$          A$             A$           A$           A$           A$
DIRECTOR
NON-EXECUTIVE
Mr J Hasker                  53,148        -           -            4,252           -            -         57,400
Mr PR Hart                   25,802        -           -            2,064           -            -         27,866
Mr PR Jenkins                26,666        -           -              -             -            -         26,666
Dr J Kucharczyk              11,250        -           -              -             -            -         11,250
Mr R Mazzocchi               26,666        -           -              -             -            -         26,666
Dr GN Vaughan                25,802        -           -            2,064           -            -         27,866
EXECUTIVE
Dr JR Smeaton #             437,450        -           -            18,649       22,339          -         478,438
Dr CA Juttner               199,582        -           -            15,968        6,035          -         221,585


                              BASE      BONUSES     NON-CASH        SUPER       OPTIONS     TERMINATION     TOTAL
                           EMOLUMENT                BENEFITS    CONTRIBUTIONS    ISSUED       PAYMENT
                               A$          A$          A$             A$           A$           A$           A$

EXECUTIVE OFFICERS (EXCLUDING DIRECTORS)
CONSOLIDATED
Dr AR Robins #              382,387        -           -            18,649       14,793          -         415,829
Dr MM Verma                 120,178        -         18,100         9,622         2,588          -         150,488
Mr LWP Burns                102,415        -         16,894         8,191         3,198          -         130,698
Dr JC Anderson               95,458      3,369       17,876         9,369           -            -         126,072
Mr G La Fontaine             77,306      3,853       16,510         6,531         1,400          -         105,600

THE COMPANY

Dr MM Verma                 120,178        -         18,100         9,622         2,588          -         150,488
Mr LWP Burns                102,415        -         16,894         8,191         3,198          -         130,698
Dr JC Anderson               95,458      3,369       17,876         9,369           -            -         126,072
Mr G La Fontaine             77,306      3,853       16,510         6,531         1,400          -         105,600


# Dr Smeaton and Dr Robins reside in the USA. Dr Robins is an employee of BresaGen, Inc.

         The estimated value of the options disclosed on the prior page is calculated at the date of grant using the Black - Scholes option pricing model.

         Executive officers are those officers involved in the strategic direction, general management or control of the business at a Company or operating division level. This group numbers eight in total including the Executive Directors.

OPTIONS

         The Company has established an incentive compensation plan known as the "Employee and Researcher Options Incentive Plan" (the "Plan"). The Plan establishes the eligibility of employees in the consolidated group to participate, and the basis on which the Board may offer options to participants to receive options. Broadly speaking, substantial discretion is afforded the Board to make option grants, in size and on terms and subject to conditions, that it determines appropriate. BresaGen, Inc. currently is considering a U.S. incentive plan, that would be tax advantaged for to the Company and for its U.S. employees. No such plan, however, has yet been adopted and no assurance can be given that any such plan will be adopted or as to what its terms and conditions may be.

ITEM 6.C BOARD PRACTICES

         The business of BresaGen Limited is managed by the directors who may exercise all of the powers that the Company's Constitution, the Corporations Act 2001, the Australian Stock Exchange (ASX) or the ASX Listing Rules do not require to be exercised by the Company in general meeting. The role of the Board includes:

o    setting the Company's strategic direction;
o ensuring the Company's risk management and compliance systems are effective;
o setting the remuneration framework for the Company and assessing the performance of, and compensation for, senior management;
o    approving the annual business plan and budgets.

         The Board delegates the executive management of the Company to the Chief Executive Officer.

COMPOSITION OF THE BOARD

         The Constitution provides for a minimum of three and a maximum of twelve directors.

         The composition of the Board is determined using the following principles:

o    the Chairman of the Board should be an independent non-executive director;
o    the Board should comprise a majority of non-executive directors;
o the Board should comprise directors with a broad range of experience both nationally and internationally;
o directors appointed to the Board are subject to election by shareholders at the following annual general meeting and thereafter directors (other than the Managing Director) are subject to re-election at least every three years. The tenure of executive directors is linked to their holdings of executive office.

         The Board has accepted the following definition of an independent director:

An independent director is a director who is not a member of management (a non-executive director) and who:
o Is not a substantial shareholder (5% or more of the voting rights) of the Company or an officer of, or otherwise associated, directly or indirectly, with a substantial shareholder of the Company;
o Has not within the last three years been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;
o Is not a principal of a professional adviser to the Company or another group member;
o Is not a significant supplier or customer of the Company or another group member, or an officer of or otherwise associated, directly or indirectly, with a significant supplier or customer;
o Has no significant contractual relationship with the Company or another group member other than as a director of the Company; and
o Is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

         To assist in the execution of its responsibilities, the Board has established a number of Board Committees including a Remuneration and Nomination Committee and an Audit Committee.

         We have not entered into any service contracts with any of our directors that provide for benefits upon termination of employment.

REMUNERATION AND NOMINATION COMMITTEE

         The Remuneration and Nomination Committee's function and responsibilities include:

o        reviewing the performance of senior executives;
o        reviewing and recommending the remuneration of senior executives;
o        recommending the Company's remuneration policy;
o        reviewing and recommending non-executive director fees;
o nomination of directors, giving consideration to the balance, nature and degree of expertise required and its ongoing relevance to the Company's activities.

         The members of the Committee are:

Peter Hart (Chairman)
Rudy Mazzocchi

AUDIT COMMITTEE

         The Board established an Audit Committee to review and make recommendations on the Company's financial statements and published financial disclosures, the risk management program internal control procedures and external audit matters. The Company is currently developing a Charter to govern the Audit Committee that will be approved by the Board of Directors.

         The external auditors and the Chief Financial Officer are invited to the Audit Committee meetings. At the request of the Audit Committee or the external auditors, the two parties may meet without management in attendance.

         The responsibilities of the Audit Committee include:

o reviewing the financial report and other information distributed externally; o monitoring the establishment of appropriate internal financial and management control systems;
o reviewing the nomination, performance, remuneration and scope of activity of the external auditors;
o reviewing the external audit reports to ensure that any identified efficiencies are subject to prompt remedial action by management;
o monitoring compliance with the Corporations Act 2001, Australian Stock Exchange Listing Rules and related reporting requirements.
o Review the nomination and performance of the auditor. The external auditors, KPMG were appointed when the company listed on the Australian Stock Exchange in September 1999. The lead audit engagement partner was last rotated in 2002 and will rotate at a maximum of every seven years.

         The Audit Committee reviews the performance of the external auditors on an annual basis and normally meets with them during the year as follows: Prior to announcement of results:

o to review the pro-forma half yearly and pro-forma preliminary final report prior to lodgement of those documents with the Australian Stock Exchange (ASX), and any significant adjustments required as a result of the audit.
o to make necessary recommendations to the Board for the approval of these documents.

Half-year and annual reporting:

o to review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendation made.
o to review the draft financial report and the audit report and to make the necessary recommendation to the Board for the approval of the financial report.

As required:

o to organise, review and report on any special reviews or investigations deemed necessary by the Board.

         The members of the Committee are:

Geoffrey Vaughan (Chairman)
Peter Hart

DIRECTORS' DEALINGS IN COMPANY SHARES

         The Constitution does not preclude directors from acquiring shares in the Company. Company policy, however, prohibits directors from dealing in Company shares:

o in the three months prior to the release of the Company's half-year and annual results to the Australian Stock Exchange;

o        while in possession of price sensitive information.

ITEM 6.D EMPLOYEES

         A table providing a breakdown of employee numbers at the end of each financial year across BresaGen's various departments is shown below.


                                                JUNE 30,                       DECEMBER 31,
EMPLOYEE NUMBERS                          2002         2001        2000         2002          2001
Protein Pharmaceuticals                     26           29          24           19            29
Cell Therapy - Australia                     1            1           2           15             1
Cell Therapy - BresaGen, Inc. (USA)          6            5           0            6             6
Reproductive Biotechnology                   5            5           5            4             5
Administration                              16           13           9           14            13
Secondment                                   0            0           1            0             0
                                     --------------------------------------------------------------
                                            54           53          41           58            54
                                     ==============================================================

Cell Therapy contractors                    20           22          15            0            22


         The contract Cell Therapy staff were employees of Luminis Pty Ltd (the technology transfer company of the Adelaide University) and were fully funded by BresaGen under the Cell Therapy Agreement. This three year research program ended in September 2002, and subsequently all Cell Therapy contractors were transferred to direct employees of the Company.

ITEM 6.E SHARE OWNERSHIP

         The relevant interest of each director (including beneficial ownership) in the share capital of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 at June 30, 2003 is as follows:

                                  ORDINARY              PERCENTAGE OF     OPTIONS OVER
                                   SHARES                   ISSUED          ORDINARY
                                                         CAPITAL HELD         SHARES
J. R. Smeaton                       45,500                    .08%           470,000
P.R  Hart                            9,000                    .01%            25,000
C.A. Juttner                         3,000                    .006%          100,000
J. Kucharczyk                      753,415                   1.38%            36,661
R. Mazzocchi                       907,189                   1.67%            45,121


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A MAJOR SHAREHOLDERS

         The following table sets forth the beneficial owners of 5% or more of the Company's voting securities (known to us) as of August 31, 2002.

         NAME                   NUMBER OF ORDINARY       PERCENTAGE OF CAPITAL
                                   SHARES HELD                   HELD

         Luminis Pty Ltd             7,934,476                  14.2%

         Number of BresaGen Ordinary Shares held in Australia as at August 30, 2002 was 42,400,900.

Number of Australian record holders of BresaGen Ordinary Shares as at August 30, 2002 was 3,990.

The Company is not aware of any direct or indirect ownership or control of it by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

As of August 30, 2002 the following number of Ordinary Shares and options for Ordinary Shares were subject to restrictions on their sale.

                                            Amount             Date Restriction
                                                                    Ceases

         Ordinary Shares                  10,000,000               Not known

                                           4,237,113           November 14, 2002
         Options over ordinary                NIL
         shares

ITEM 7.B RELATED PARTY TRANSACTIONS

         The directors of the Company and its controlled entities, or their director-related entities, have not purchased any goods from the Company during the years ended June 30, 2002, 2001 and 2000 and it is not anticipated that there will be any such purchases.

         We have a consulting agreement with Dr. John Kucharcyzk a director of BresaGen Limited. During the year ended June 30, 2002 the amount expensed in relation to this consulting agreement was A$442,960 (2001: A$303,135). Dr. Kucharcyzk was not a director of BresaGen Limited in any prior year nor did the Company, or any of its subsidiaries at that time, have a consulting agreement with Dr. Kucharczyk.

         We had a loan outstanding to Dr. Allan Robins, a director of BresaGen, Inc. a wholly owned subsidiary of BresaGen Limited, totaling A$287,813 as at June 30, 2002 (2001: A$203,072). This loan was made to Dr. Robins to assist with the purchase of his US residence. Interest is payable on the loan at 6.0% per annum. The principal and interest is repayable on the second anniversary of the loan or the sale of the borrower's Australian residence. Interest payments are required after the first anniversary of the loan or at some other mutually agreed time.

         The University of Adelaide and its controlled entity, Luminis Pty Ltd, have a significant interest in BresaGen. During the year the following transactions were entered into in the ordinary course of business and on normal terms and conditions. Amounts are in thousands of Australian dollars.


-----------------------------------------------------------------------------------------------
                                                                For the Year Ended June 30,
                                                              ---------------------------------
TRANSACTION                                                      2002        2001       2000
-----------------------------------------------------------------------------------------------
REVENUE
Cost reimbursement                                                  -         41         103
Collaborative Research Grants                                      75         55           -

EXPENDITURE
(I) UNIVERSITY OF ADELAIDE

Rent and other occupancy costs                                     72         73          61
Reimbursement for research materials and consumables used          53         78          48
Contributions to collaborative research grants                    118         87          20
Consultancy fees                                                   52         47          71
(II) LUMINIS PTY LTD
Directors' fees                                                     -          -          13
Consultancy fees                                                    -          6           1
Royalties                                                          27         22          11
Contract research                                               2,080      1,361         612
-----------------------------------------------------------------------------------------------



BALANCES

         The aggregate amounts receivable from and payable to The University of Adelaide by the Company at balance date in thousands of Australian dollars:

--------------------------------------------------------------------------------
                                                     AS AT JUNE 30,
                                          --------------------------------------
                                                 2002         2001         2000
--------------------------------------------------------------------------------
RECEIVABLES

Current                                            68           17           83

CREDITORS AND OTHER LIABILITIES

Current                                           181           70           58
--------------------------------------------------------------------------------

ITEM 7.C  INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

ITEM 8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The information included in Item 18 of this registration statement is referred to and incorporated by reference into this Item 8.A.

OTHER FINANCIAL INFORMATION

EXPORT SALES

         The following table indicates the percent of revenues derived from export


                                 FOR THE YEAR ENDED JUNE 30,
                             ----------- ------------ ------------
REVENUE                            2002         2001         2000
                             ----------- ------------ ------------

Product Sales                     83.8%        72.9%        73.2%
Contract Research                  0.0%        76.7%        87.0%
License Fees                     100.0%       100.0%         0.0%
Government Grants                  0.0%         0.0%         0.0%
Interest                           3.7%         0.0%         0.0%

Total Revenues                    29.4%        33.8%        42.3%
                             ----------- ------------ ------------


LEGAL PROCEEDINGS

RESEARCH AND DEVELOPMENT SYNDICATE

         The Company, through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1, formed to further research and develop transgenic pig technology. This Syndicate was wound up in October 2000.

INDEMNITY

         A condition imposed by the Syndicate's majority investor before they invested in the Syndicate was that in the event any of the stated taxation assumptions of the Syndicate were not met, the Company would indemnify the Syndicate's majority investor, Macquarie Acceptances Ltd, in relation to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). We also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

         We agreed to these conditions as obtaining funding from the Syndicates majority investor was critical at the time. We obtained taxation advice at the time that confirmed that the stated taxation assumptions were valid. We therefore accepted these risks in order to secure this investment.

TAX AUDIT

         The ATO has issued amended assessments in relation to this Syndicate. Objections to these amended assessments have been lodged with the ATO, the ATO subsequently disallowed these objections. The Macquarie Bank company successfully appealed the ATO's decision to the Administrative Appeals Tribunal. The ATO have filed a Notice of Appeal with the Federal Court of Australia in relation to this matter.

CONTINGENT LIABILITY

         Under a separate agreement (Deed of Variation signed in 1999) with Macquarie Acceptances Ltd the Company's liability relating to this indemnity has been limited to A$1 million plus interest (BresaGen Liability Cap).

The liability will only be payable if:

o        the ATO actually issues an amended assessment; and
o a single judge of the Federal Court rules on the matter in favour of the ATO, and it is settled on terms approved by the Company.

The Company may be required to lodge a deposit of A$1 million, less the market value of any shares issued as referred to below, prior to the determination of the above two events. The Company would be entitled to a refund if later appeals (if any) were successful.

In addition, the Company's pre-listing shareholders have assumed on a limited recourse basis the Company's liability in excess of the BresaGen Liability Cap. They have entered into escrow agreements over 10 million shares in the Company whereby the net proceeds of sale of those shares would be available in certain circumstances to meet the liability.

The Company would also be required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and would by discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. No more than 50,000 shares will be issued in any 6 month period. As at December 31, 2002 the Company had issued 247,662 (June 30, 2002 :197,662) shares reducing the BresaGen Liability Cap to A$733,034 (June 30, 2002 : A$769,034). Payment of this amount would more than likely have a material adverse effect on our consolidated financial statements and financial condition. The Company does not consider the payment of this amount to be probable due to the successful appeal made by the Macquarie Bank company to the AAT.

In consideration for limiting this contingent liability, the Company issued 750,000 options to Macquarie Acceptances Ltd, with an exercise price of A$1, at the same time as the Company issued shares as a result of the initial public offering. Of the 750,000 options, 50,000 were exercised on August 31, 2001 with the remaining 700,000 expiring on September 15, 2001.

DIVIDENDS

Until we make a profit our directors will not be able to recommend that any dividends be paid to our stockholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our directors' current intention is to reinvest our income in the continued development and operation of our business.

ITEM 8.B SIGNIFICANT CHANGES

         Since June 30, 2002, there has not been any matter of circumstance, other than that referred to elsewhere in this registration statement, the financial statements or notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations, or the state of our affairs in future years except the following:

o On July 23, 2002, it was announced that the collaborative agreement between the Company and British Biotech to develop the drug E21R was terminated. The decision to terminate was made following British Biotech's decision to stop Phase II clinical trials of the drug as new pre-clinical study data failed to confirm the Company's earlier assessment of commercial prospects.

o Following the termination of the contract with British Biotech the Company put together a restructuring program and on July 29, 2002 nine redundancies were announced.

On November 18, 2002 the Company announced that it had entered into an agreement to purchase certain intellectual property rights from Plurion, Inc. through the issue of 18,682,398 BresaGen ordinary shares and 5,685,947 options over BresaGen ordinary shares exercisable at A $0.41 each on or before the tenth anniversary of the issue.

The intellectual property BresaGen will acquire consists of four granted U.S. patents and a pending continuation application which Plurion, Inc. has licensed from Vanderbuilt University in Tennessee. By acquiring these patents BresaGen believes it will ultimately obtain a dominant intellectual property position for use of human Embryonic Stem cells in the U.S. This acquisition is subject to shareholder approval by both companies, due diligence, and signing of formal documentation. BresaGen shareholders will be asked to approve the transaction at a General Meeting in Adelaide in 2003.

         The Company subsequently announced on April 2, 2003 that the transaction as originally proposed would not be in the shareholders's best interests given their assessment of Plurion's IP following due diligence and having regard to the broader market uncertainty that has emerged in recent months resulting in substantial reduction in market values. The Company is continuing to re-negotiate more favourable revised terms with Plurion that properly reflects the current and future value of this IP.

ITEM 9.  THE OFFER AND LISTING

ITEM 9.A OFFER AND LISTING DETAILS

         The Company's Ordinary Shares were listed on the Australian Stock Exchange Ltd. (the "ASX") in September 1999. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX.

------------------------------------------------------------------------------------------------------
                                                                        Ordinary Shares
                                                 -----------------------------------------------------
                                                          High                      Low
                                                          A$                        A$
         1999                  Third quarter              $1.75                     $1.09
                               Fourth quarter             $1.95                     $1.18
-----------------------------------------------------------------------------------------------------
         2000                  First quarter              $1.53                     $1.05
                               Second quarter             $1.51                     $.81
                               Third quarter              $1.92                     $1.35
                               Fourth quarter             $1.75                     $1.35
-----------------------------------------------------------------------------------------------------
         2001                  First quarter              $1.50                     $.99
                               Second quarter             $1.34                     $.95
                               Third quarter              $1.27                     $.74
                               Fourth quarter             $1.13                     $.80
-----------------------------------------------------------------------------------------------------
         2002                  First quarter              $1.22                     $.90
                               Second quarter             $1.06                     $.68
                               Third quarter              $.69                      $.38
                               Fourth quarter             $.77                      $.22
-----------------------------------------------------------------------------------------------------
         2003                  January                    $.62                      $.43
                               February                   $.46                      $.31
                               March                      $.41                      $.24
                               April                      $.48                      $.26
                               May                        $.34                      $.24
                               June                       $.36                      $.25
-----------------------------------------------------------------------------------------------------


The securities to be listed are ordinary shares of common stock of BresaGen in the form of American Depositary Receipts. Each American Depositary Receipt will evidence ten ordinary shares. The shares will be registered and the American Depositary Receipts will be in an uncertificated form. No new shares will be issued in connection with this registration statement. As of December 31, 2002 we had 54,498,560 ordinary shares issued and outstanding. The shares have nil par value. See Item 10B "Our Constitution" for a detailed description of the rights attaching to the shares. Also see Item 12D "American Depositary Receipts" for a description of the rights attaching to the American Depositary Receipts.

         The Company has registered one class of American Depositary Shares
(ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended. One American Depositary Share ("ADS") represents ten ordinary shares. As of June 30, 2003 there were 162,524 ADSs outstanding.

         Since February 2001, the ADSs have traded in the U.S. over-the-counter market and dealers' prices for the ADRs have been quoted in the "pink sheets" published by the National Quotations Bureau, Inc. As of June 30, 2003 there were 25 registered holders of the 162,524 ADSs representing approximately 3% of the Shares.

         The table below sets forth the high and low sales prices for the ADSs trading on the U.S. over-the-counter market during the periods indicated:


-----------------------------------------------------------------------------------------------------------
                                                    High                               Low
                                                    US$                                US$
-----------------------------------------------------------------------------------------------------------
2Q2001                                              6.85                               4.97
-----------------------------------------------------------------------------------------------------------
3Q2001                                              6.23                               4.03
-----------------------------------------------------------------------------------------------------------
4Q2001                                              5.71                               4.17
-----------------------------------------------------------------------------------------------------------
1Q2002                                              6.27                               4.69
-----------------------------------------------------------------------------------------------------------
2Q2002                                              5.63                               3.94
-----------------------------------------------------------------------------------------------------------
3Q2002                                              3.76                               2.02
-----------------------------------------------------------------------------------------------------------
October 2002                                        2.23                               1.52
-----------------------------------------------------------------------------------------------------------
November 2002                                       3.25                               1.23
-----------------------------------------------------------------------------------------------------------
December 2002                                       3.37                               2.36
-----------------------------------------------------------------------------------------------------------
January 2003                                        3.04                               2.50
-----------------------------------------------------------------------------------------------------------
February 2003                                       2.68                               2.00
-----------------------------------------------------------------------------------------------------------
March 2003                                          2.21                               1.42
-----------------------------------------------------------------------------------------------------------
April 2003                                          2.51                               1.56
-----------------------------------------------------------------------------------------------------------
May 2003                                            2.14                               1.62
-----------------------------------------------------------------------------------------------------------
 June 2003                                          2.23                               1.73
-----------------------------------------------------------------------------------------------------------



ITEM 9.B PLAN OF DISTRIBUTION

         Not applicable.

ITEM 9.C MARKETS

         The ADSs will be traded on the NASDAQ SmallCap market. The Ordinary Shares are listed and trade on the ASX under the symbol "BGN".

ITEM 9.D SELLING SHAREHOLDERS

         Not applicable.

ITEM 9.E DILUTION

         Not applicable.

ITEM 9.F EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

ITEM 10.A     SHARE CAPITAL

1 As at June 30, 2002, 54,448,560 fully paid ordinary shares issued and outstanding.

(a)  Authorized Capital: This term does not exist in Australia any longer.
(b)  All shares issued are fully paid.
(c)  Shares have no par value.
(d)  Reconciliation of number of shares outstanding:

NUMBER OF SHARES OUTSTANDING AS AT JULY 1, 2000 WAS 35,274,655

o On November 22, 2000 10,000,000 shares were issued for cash at $1.53 per share pursuant to a private placement.
o During the twelve month period 224,665 shares were issued from the exercise of options.
o On November 13, 2000 2,338 shares, December 22, 2000 47,662 shares and June 22, 2001 50,000 shares were issued pursuant to the Deed of Variation.
o    On November 22, 2000 6,000,000 shares and on November 29, 2000 1,192,818 shares were issued to acquire CytoGenesis, Inc.
o On October 3, 2000 5 convertible shares were issued to Luminis Pty Ltd to purchase the co-venturer company involved in the Bresatec Transgenic R&D Syndicate No.1. These shares were immediately converted to ordinary shares.
o On January 5, 2001 1,101,290 shares were issued to British Biotech under the Development, Commercialization and License Agreement relating to E21R.

NUMBER OF SHARES OUTSTANDING AS AT JUNE 30, 2001 WAS 53,893,433

o    During the year 505,127 shares were issued from the exercise of options.
o On January 15, 2002 50,000 shares were issued pursuant to the Deed of Variation.

NUMBER OF SHARES OUTSTANDING AS AT JUNE 30, 2002  WAS 54,448,560

2        There are no shares not representing capital.

3 The Company does not, nor does any of its subsidiaries, hold shares in itself.

4        Not applicable.

5        Details of stock options outstanding.

The number of unissued ordinary shares for which options are outstanding at June 30, 2002 is 5,248,516, details are as follows:

Employee Options

o 365,182 options exercisable on or before October 31, 2002, exercisable at A$1.10 per share.

o 25,000 options exercisable on or before June 30, 2004, exercisable at A$1.00 per share.

o 748,334 options exercisable on or before October 18, 2009, exercisable at A$1.00 per share.

o 220,000 options exercisable on or before November 29, 2009, exercisable at A$1.00 per share.

o 100,000 options exercisable on or before November 29, 2009, exercisable at A$1.48 per share.

o 20,000 options exercisable on or before July 24, 2010, exercisable at A$1.51 per share.

o 405,000 options exercisable on or before October 10, 2010, exercisable at A$1.50 per share.

o 20,000 options exercisable on or before October 10, 2010, exercisable at A$1.10 per share.

o 1,000,000 options exercisable on or before November 8, 2005, exercisable at A$1.50 per share.

o 95,000 options exercisable between September 20, 2005 and April 1, 2006, exercisable at A$1.50 per share.

o 35,000 options exercisable on or before September 6, 2011, exercisable at A$1.09 per share.

o 120,000 options exercisable on or before October 12, 2011, exercisable at A$0.89 per share.

o 45,000 options exercisable on or before December 17, 2011, exercisable at A$1.06 per share.

o 50,000 options exercisable on or before February 4, 2012, exercisable at A$1.13 per share.

Shareholder and Consultants Options

o 2,000,000 options exercisable on or before November 8, 2005, exercisable at $1.50 per share.

6. History of share capital for the last three years.

BALANCE OF SHARE CAPITAL AS AT JUNE 30, 1999. 12,348,186
FULLY PAID ORDINARY SHARES A$8,749,950.

o        September 21, 1999
(a) Conversion of 3,651,814 'Series A' Redeemable Convertible preferred shares A$4,000,000.

(b)      Initial Public Offering of 12,000,000 shares A$10,802,626.

(c) Issue of 2,000,000 shares to Luminis Pty Ltd on assignment of Cell Therapy Intellectual Property A$2,000,000.

o        January 4, 2000
              4,500,000 shares issued due to a private placement A$6,005,000.

o        Various dates
              726,993 shares issued on exercise of options A$617,944.

o        June 21, 2000
              47,662 shares issued under Deed of Variation A$NIL.

BALANCE OF SHARE CAPITAL AS AT JUNE 30, 2000. 35,274,655 FULLY PAID ORDINARY SHARES A$32,175,520.

o        October 3, 2000
              5 convertible shares were issued to Luminis Pty Ltd to purchase the co-venturer company involved in the Bresatec Transgenic R&D Syndicate No.1 $NIL.

o        November 13, 2000
              2,338 shares issued under Deed of Variation A$NIL.

o        November 22, 2000
              10,000,000 shares issued due to a private placement A$14,687,800.

o        November 22, 2000
              6,000,000 shares issued to acquire CytoGenesis, Inc. A$9,720,000.

o        November 29, 2000
              1,192,818 shares issued to acquire CytoGenesis, Inc. A$1,932,365.

o        December 22, 2000
              47,662 shares issued under Deed of Variation A$NIL.

o        January 5, 2001
              1,101,290 shares issued to British Biotech Pharmaceuticals Limited under the E21R commercialization agreement A$1,839,154.

o        June 22, 2001
              50,000 shares issued under Deed of Variation A$NIL.

o        Various dates
              224,665 shares issued on exercise of options A$197,235.

BALANCE OF SHARE CAPITAL AS AT JUNE 30, 2001. 53,893,433 FULLY PAID ORDINARY SHARES A$60,552,074.

o        Various dates
              505,127 shares issued on exercise of options A$436,858.

o        January 15, 2002
              50,000 shares issued under Deed of Variation A$58,500.

BALANCE OF SHARE CAPITAL AS AT JUNE 30, 2002. 54,448,560 FULLY PAID ORDINARY SHARES $61,047,432.


ITEM 10.B         CONSTITUTION

         We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on May 31, 1982 and our Australian company number is 007 988 767. Subject to the Australian Stock Exchange (ASX) Listing Rules and the Corporations Act of Australia (Corporations Act), the rights that attach to our shares are detailed in our constitution. Our current constitution was adopted on November 16, 2000. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

         The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the constitution which is available as an exhibit to this registration statement.

         The Corporations Act prohibits directors of companies listed on the Australian Stock Exchange from voting on matters in which they have a material personal interest, requires disclosure of such interest to shareholders, and requires shareholders' approval of any provision of related party benefits.

         Our directors are paid remuneration for their services as directors, which is determined in a general meeting of shareholders. The fixed sum remuneration for directors shall not be by way of a commission on or percentage of the turnover of our company or (except in the case of a director who is an executive director) its profits or operating revenue.

         The aggregate of all remuneration paid by us to directors who are not executive directors must not exceed a maximum sum as determined by us in general meeting. This sum must not be increased without obtaining our approval in general meeting in accordance with the Listing Rules.

         Pursuant to our constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors engages in any journey related to our business, shall be paid extra fixed remuneration or salary either in addition to or in substitution for his share in the remuneration above provided.

         In addition to other remuneration provided in our constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business.

         Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the Australian Stock Exchange Listing Rules.

POWERS EXERCISABLE BY DIRECTORS

         Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors.

         The board has the powers to borrow money, charge any property or business of the Company or all or any of its uncalled capital, issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, and guarantee or become liable for the payment of money or the performance of any obligation by or of any other person.

RETIREMENT OF DIRECTORS

         Pursuant to our constitution, one third of directors other than the director who is the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is a managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

         There are no requirements in our constitution regarding the retirement of directors at any particular age. The Corporations Act, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our shareholders be appointed or re-appointed as a director, provided the notice of meeting and the resolution appointing such director states such director's age.

RIGHTS AND RESTRICTIONS ON CLASSES OF SHARES

         Subject to the Corporations Act and the Australian Stock Exchange Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares may be issued with preferred, deferred or other special rights, privileges or conditions, or any restriction relating to dividend, voting, return of capital or otherwise. The board may allot preference shares on terms that they are, or at the option of the Company, are liable to be redeemed. The board may also grant options over unissued shares and grant other securities with rights of conversion to shares.

VOTING RIGHTS

         Every shareholder present in person or by proxy, attorney, trustee or representative at a meeting of shareholders has one vote on a vote taken by a show of hands, and, on a poll every shareholder who is present in person or by proxy, attorney, trustee or representative has one vote for every fully paid share held by him or her, and a proportionate vote for every partly paid share registered in such shareholder's name on BresaGen's share register, equivalent to the proportion of the amount paid on the share to the total amount paid and payable on that share.

         A poll may be demanded at a meeting by the chairperson of the meeting, by any 5 shareholders entitled to vote at the meeting, or by any one or more shareholders who are together entitled to not less than 5% of the votes that may be cast on the poll.

DIVIDEND RIGHTS

         Dividends are payable out of BresaGen's profits and are declared by the directors. Dividends declared will be payable on the shares at a fixed amount per share, provided that the holder of a partly paid share must not receive a greater proportion of a dividend than the proportion which the amount paid in respect of the share is of the total amount paid and payable in respect of the share.

         The directors may resolve that shareholders may elect to forego their right to share in a proposed dividend or part of a proposed dividend and to receive instead an issue of shares credited as fully paid on such terms as the directors think fit.

         All dividends unclaimed for one year after the time for payment has passed may be invested by the directors as they think fit for the benefit of the Company until claimed or until required to be dealt with any law relating to unclaimed moneys.

TRANSFER OF SHARES

         A shareholder may transfer shares by a market transfer in accordance with the electronic share registration and transfer system conducted in accordance with the CHESS Rules and approved by the directors, or by an instrument in writing in a form approved by the ASX or in any other usual form or in any form approved by the directors.

         The directors of BresaGen may refuse to register any transfer of shares, or request SCH to apply a holding lock to prevent a proper SCH transfer of shares, where permitted or required by the ASX Listing Rules.

PROFITS

         Pursuant to our constitution, the directors may, before declaring or paying any dividend, set aside out profits of the Company such amounts as they think proper to retain as reserves, to be applied at the discretion of the directors for any purpose for which the profits of the Company may be properly applied. The directors may also resolve to capitalize profits.

REDEMPTION PROVISIONS

         There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

SINKING FUND PROVISIONS

         There are no sinking fund provisions in our constitution in relation to ordinary shares.

PROVISIONS DISCRIMINATING AGAINST HOLDERS OF A SUBSTANTIAL NUMBER OF SHARES

         There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

VARIATION OF CLASS RIGHTS

         Our constitution provides that if at any time the capital is divided into different classes of shares, the rights attaching to any class of shares, may (unless otherwise provided by the terms of issue of the shares of that class), be varied or cancelled with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class, or with the written consent of the holders of at least 75% of the issued shares of that class. The provisions of our constitution relating to general meetings shall apply to every such meeting, except that the necessary quorum shall be two persons present in person or represented by proxy, attorney or representative who together hold or represent at least one-third if the issued shares of the class or, if there is only one holder of shares of the class present in person or by proxy may demand a poll.

MEETINGS AND NOTICE

         Each shareholder is entitled to receive notice of and to attend general meetings of BresaGen and to receive all notices, accounts and other documents required to be sent to shareholders under the Constitution of BresaGen, the Corporations Act 2001 or the ASX Listing Rules.

         The directors must convene a general meeting when requisitioned by a shareholder in accordance with the Corporations Act 2001.

LIQUIDATION RIGHTS

         All shares in BresaGen rank equally in the event of liquidation, subject to any amount remaining unpaid on a share. Once all the liabilities of BresaGen are satisfied, a liquidator may, with the authority of a special resolution of shareholders, divide the whole or part of BresaGen's remaining assets amongst shareholders.

         The liquidator may, with the sanction of a special resolution of shareholders, vest the whole or any part of the assets in trust for the benefit of the shareholders as the liquidator thinks fit, but no shareholder must accept any shares in respect of which there is any liability.

SHAREHOLDER LIABILITY

         To the extent permitted by the ASX Listing Rules, BresaGen has a first and paramount lien on every partly paid share and dividends declared, paid or made in respect of that share from time to time for:

(a)      all due and unpaid calls and installments in respect of the share;

(b) any amount owed to BresaGen for a share acquired under an employee incentive scheme; or

(c) all money which BresaGen is required by law to pay in respect of a share.

         This lien is extinguished if a transfer of the share is registered without the Company notifying the transferee of the lien.

         Subject to BresaGen's constitution, the Corporations Act 2001 and the ASX Listing Rules, BresaGen may sell any share over which it has a lien, provided that the amount payable on the share is presently payable, and that BresaGen gave at least 14 days' notice of the impending sale, demanding payment of the sum.

         At any time after a call or installment in respect of a share becomes payable and remains unpaid by a shareholder, the directors may serve a written notice on the shareholder requiring him or her to pay the unpaid amount, any interest that has accrued in respect of the unpaid amount and all expenses incurred by BresaGen as a consequence of the failure to pay. The notice must specify a date (not earlier than 14 days from the date of the notice) by which payment must be made, and must state that if the notice is not complied with, the shares in respect of which the notice was sent may be forfeited. The shareholder must be notified as soon as possible once his or her share is forfeited. The shareholder will retain liability to pay all money that was payable in respect of the forfeited share at the time of forfeiture.

FOREIGN OWNERSHIP REGULATION

         There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally this act applies to acquisitions or proposed acquisitions:

        (a) by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

        (b) by non associated foreign person which would result such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

         The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

OWNERSHIP THRESHOLD

         There are no provisions in our constitution, which require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares.

CONDITIONS FOR CHANGE OF CAPITAL

         There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act .

STOCK ISSUES AND TAKEOVER ATTEMPTS

         We are governed by the Corporations Act which provides shareholders with broad protection in relation to takeovers, including:

o That the acquisition of control over voting shares takes place in a efficient, competitive and informed market;

o That shareholders have enough information to assess the merits of a proposal;

o That shareholders all have a reasonable and equal opportunity to participate in any benefits accruing to the shareholders through any proposal under which a person would acquire a substantial interest.

         Further, subject to limited exceptions provided in the Australian Stock Exchange Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our ordinary shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

         The exceptions to the listing rule are as follows:

     o an issuance or agreement to issue which we have notified the Australian Stock Exchange of before we are told a person is making or proposes to make a takeover for our shares;

     o   an issuance to our ordinary shareholders on a pro-rata basis;

     o an issuance made due to an exercise of rights of conversion already in existence;

     o an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;

     o an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares;

     o if there is an agreement to issue shares and such agreement is conditional on ordinary shareholders approving the issuance before the issuance is made.

ACCESS TO AND INSPECTION OF DOCUMENTS

         Subject to the requirements of the Corporations Act 2001, the directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by shareholders other than directors. A shareholder other than a director does not have the right to inspect any financial records or other documents of the Company except as provided by law, ordered by a court or authorized by a resolution of the directors or a general meeting of the Company.

CHESS

HOLDING STATEMENTS

         We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House business rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register.

         We do not issue share certificates to shareholders. Instead, we provide shareholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each shareholder's name. This statement also advised shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month. Shareholders may also request statements at any other time (subject to payment of a small administration fee).

ALTERATION OF CONSTITUTION

         The Constitution can only be amended by a special resolution passed by at least 75% of shareholders present and voting at the general meeting. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

ASX LISTING RULES

         As BresaGen has been admitted to the Official List of the ASX, then despite anything in its Constitution, no act may be done that is prohibited by the ASX Listing Rules, and authority is given for acts required to be done. BresaGen's Constitution complies and is in accord with the ASX Listing Rules as amended from time to time.

ITEM 10.C         MATERIAL CONTRACTS

1. CONSULTING AGREEMENT BETWEEN BRESAGEN, INC. AND JOHN KUCHARCZYK, effective May 1, 2000. Under this agreement Dr. Kucharczyk is engaged to serve as an independent consultant to the Company's subsidiary in the United States, and describes the scope of his commitment, services, compensation and other obligations such as confidentiality and non-competition covenants. See Item 19, Exhibit 3.1

ITEM 10.D         EXCHANGE CONTROLS

         Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to BresaGen for the movement of funds in and out of Australia. However, from time to time, Australian foreign exchange controls are implemented against prescribed countries, entities and persons. Certain transactions relating to Iraq, the National Union for the Total Independence of Angola (UNITA), certain persons associated with the former government of the Federal Republic of Yugoslavia, and ministers and senior officials of the Government of Zimbabwe are currently prohibited, without the specific prior approval, of the Reserve Bank of Australia. Restrictions also apply to transactions, accounts and assets relating to the Taliban, Usama bin Laden, the Al-Qaida organisation and other persons and entities identified as terrorists or sponsors of terrorism.

         Accordingly, at the present time, remittances of any dividends, interest or other payment by BresaGen to non-resident holders of BresaGen's securities in the US are not, subject to the above, restricted by exchange controls or other limitations.

TAKEOVERS ACT

         There are no limitations, either under the laws of Australia or under the Constitution of BresaGen, to the right of non-residents to hold or vote BresaGen Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the "Takeovers Act"). The Takeovers Act may affect the right of non-Australian residents, including US residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. At June 30, 2002, approximately 23% of BresaGen's fully paid outstanding Ordinary Shares were held by shareholders outside Australia. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to BresaGen. However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of BresaGen.

CORPORATIONS ACT 2001

         As applied to BresaGen, the Corporations Act 2001 (the "Corporations Act 2001") prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person's voting power in BresaGen increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

         This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

         In general terms, a person is considered to have a "relevant interest" in a share in BresaGen if that person is the holder of that share, has the power to exercise , or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

         It does not matter how remote the relevant interest is or how it arises. The concepts of "power" and "control" are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in BresaGen is deemed to have a relevant interest in those BresaGen shares. Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

         A person's voting power in BresaGen is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

ITEM 10.E         TAXATION

         The following is a summary of the material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of American Depositary Shares ("ADSs") or ordinary shares and is based on the laws in force as at the date of this Registration Statement. Holders are advised to consult their tax advisers concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

COMMONWEALTH OF AUSTRALIA TAXATION

DIVIDENDS

         Under the current double taxation convention between Australia and the US, dividends paid by BresaGen to a US resident shareholder of BresaGen, including an ADS holder, whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a `fixed base' situated therein, is not connected with that `fixed base', may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend.

         Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are `franked' under Australia's dividend imputation system or paid out of a foreign dividend account ("FDA"). Dividends are considered to be `franked' to the extent that they are paid out of post 1986-87 income on which Australian income tax has been levied. The FDA is an accumulation of dividends remitted to Australia by foreign subsidiaries. Any part of a dividend paid to a US resident, which is not 'franked' and is not paid out of an FDA, will generally be subject to Australian withholding tax unless a specific exemption applies.

SALE OF ORDINARY SHARES AND ADSS

         A US citizen who is a resident of Australia, or a US corporation that is a resident of Australia (by reason of carrying on business in Australia, and being managed or controlled in Australia, or having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit on disposal of Ordinary Shares or ADSs, or Australian capital gains tax on the disposal of Ordinary Shares or ADSs acquired after September 19, 1985.

         Under Australian law as currently in effect, no income or other tax is payable on any profit on disposal of Ordinary Shares or ADSs held by persons not resident in Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax.

         The source of any profit on the disposal of Ordinary Shares or ADSs will depend on the factual circumstances of the actual disposal. Where the Ordinary Shares or ADSs are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have permanent establishments in Australia, the profit should not have an Australian source. If the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise of the US and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia.

         Any gain upon disposal of Ordinary Shares or ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the non-resident (together with associates, if any) owns or owned at any time during so much of the period of five years preceding the disposal, 10% or more of the issued share capital of BresaGen (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital) or (in the case of a disposal of ADSs) 10% at least of the ADSs on issue, or the Ordinary Shares or ADSs have been used by the non-resident in carrying on a trade or business, wholly or partly, at or through a permanent establishment in Australia.

         Australian capital gains tax is generally payable upon the profit arising from the sale of assets acquired after September 19, 1985. The profit is calculated as the disposal proceeds less the cost indexed for inflation up to date of disposal for assets held for at least 12 months. However, individuals can elect for only 50% of the profit (with no indexation) arising from the sale from assets acquired on or after 11:45 am Australian Eastern Standard Time September 21, 1999, to be subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired before September 21, 1999 but sold after September 21, 1999, individuals have the choice of calculating the capital gain as either 50% of the profit with no indexation or the disposal proceeds less the cost indexed for inflation up to September 30, 1999. Capital losses are not subject to indexation and can only be offset against capital gains.

AUSTRALIAN STAMP DUTY

         No Australian stamp duty will be payable on the acquisition of ADSs or on any subsequent transfer of an ADS, provided that the ADR evidencing such ADS remains at all times outside Australia, that the instrument of transfer is not executed in Australia and remains at all times outside Australia, and that the Depositary maintains no register of ADSs, or any other securities, in Australia.

         Any transfer of Ordinary Shares (including a transfer from the Depositary or any Custodian to a holder of ADSs) prior to July 1, 2001 would, in almost all cases, require the payment of South Australian stamp duty (at 30 cents per $100 or part thereof ) calculated on their value. Beginning July 1, 2001, any transfer of shares through trading on the Australian Stock Exchange, whether by Australian residents or foreign residents, will not be subject to South Australian stamp duty.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

          MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

         The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares by a beneficial owner of those ADSs or ordinary shares, referred to in each case for purposes of this discussion as a "U.S. Holder," that is:

         o    a citizen or individual resident of the United States;

         o a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

         o an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

         o a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

         For U.S. federal income tax purposes, the beneficial owner of ADSs will be treated as the owner of the ordinary shares represented by the ADSs.

         This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the "Code", current and proposed Treasury Department regulations promulgated thereunder, judicial decisions and published positions of the U.S. Internal Revenue Service, referred to as the "IRS", and other applicable authorities, all as in effect as of the date of this Registration Statement, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion considers only U.S. Holders that own our ADSs or ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

         o    are broker-dealers or insurance companies;

         o    have elected mark-to-market accounting;

         o    are tax-exempt organizations;

         o    are financial institutions;

         o hold ADSs or ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

         o acquired their ADSs or ordinary shares through the exercise of options or similar derivative securities or otherwise as compensation;

         o    have a functional currency that is not the U.S. dollar;

         o are regulated investment companies, real estate investment trusts or financial asset securitization investment trusts; or

         o persons who actually or constructively own ten percent or more of our ADSs or ordinary shares.

         In addition, this discussion does not consider the tax treatment of persons who hold ADSs or ordinary shares through a partnership or other pass-through entity. This discussion does not address any aspect of state, local or non-U.S. tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

         You are advised to consult your own tax adviser with respect to the specific tax consequences to you of holding or disposing of our ADSs or ordinary shares.

Taxation of Dividends Paid on ADSs or Ordinary Shares

         Subject to the rules applicable to passive foreign investment companies, described below, a U.S. Holder will be required to include in gross income as ordinary income an amount equal to the U.S. dollar value of any distribution, including any Australian tax withheld, paid on an ADS or ordinary share on the date the distribution is received by the depositary or the U.S. Holder, as the case may be, based on the exchange rate on that date, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Generally, any gain or loss resulting from the conversion of Australian dollars into U.S. dollars will be ordinary income or loss. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. Holder's basis in the ADS or ordinary share and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the ADS or ordinary share. Notwithstanding the foregoing, we do not intend to maintain calculations of our earnings and profits as determined for U.S. federal income tax purposes. Accordingly, our distributions generally will be presumed to constitute dividends paid out of our earnings and profits. Our dividends will not qualify for the dividends received deduction generally available to corporations.

         Recently enacted U.S. federal income tax legislation reduces the rate of U.S. federal income tax payable by noncorporate taxpayers on dividends paid by certain non-U.S. corporations to 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. The new legislation does not define "regularly tradable" or an "established securities market" for this purpose, although the legislative history indicates that a share of stock is treated as readily tradable on an established securities market if an ADR backed by the share is so tradable. Based on similar provisions in U.S. federal income tax law, the New York Stock Exchange, where Preferred ADSs trade, should qualify as an "established securities market". Even if the Preferred ADSs are so tradable at the time a dividend is paid, to qualify for the reduced rates, a shareholder must hold the share of stock on which the dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the taxpayer has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. The 60-day and 120-day periods are extended to 90 days and 180 days in the case of preferred stock. In addition, to qualify for the reduced rates, the taxpayer must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced rates, although it is possible that individual taxpayers who receive such payments from their brokers may treat the payments as dividends to the extent the payments are reported to them as dividend income on their Forms 1099-DIV received for calendar year 2003, unless they know or have reason to know that the payments are in fact payments in lieu of dividends rather than actual dividends. A taxpayer that receives an extraordinary dividend eligible for the new reduced tax rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a taxpayer's deductible investment interest expense, a dividend is treated as investment income only if the taxpayer elects to treat the dividend as not eligible for the new reduced rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced rates apply to reflect the reduced rates of tax. The new reduced tax rates on dividends apply to taxable years beginning after December 31, 2002 and before January 1, 2009.

         In general, a U.S. Holder will have the option of claiming the amount of any Australian withholding tax either as a deduction from gross income or as a dollar-for-dollar credit against the U.S. Holder's U.S. federal income tax liability. An individual who does not claim itemized deductions, but instead utilizes the standard deduction, may not claim a deduction for the amount of any Australian withholding tax, but that amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income tax that may be claimed as a credit in any year is subject to limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of foreign source income to the U.S. federal income tax otherwise payable with respect to each of those classes of income. Dividends we pay generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of the foreign tax credit. The limitations on the foreign tax credit are exceedingly complex, and U.S. Holders therefore should consult their own tax advisers with respect to those limitations.

         A U.S. Holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Australian taxes paid by us unless it is a U.S. corporation owning ten percent or more of our voting stock.

Taxation of the Sale of ADSs or Ordinary shares

         Subject to the rules applicable to passive foreign investment companies, discussed below, upon the sale of an ADS or ordinary share, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder's basis in the ADS or ordinary share and the amount realized on the sale. Capital gain or loss from the sale of an ADS or ordinary share held more than one year is long-term capital gain or loss. Recently enacted U.S. federal income tax legislation reduces the maximum rate of U.S. federal income tax that noncorporate taxpayers pay on adjusted net capital gain to 15 percent (or, with respect to adjusted net capital gain that otherwise would be taxed at the ten percent or 15 percent rates, to five percent, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The lower rates of eight percent and 18 percent for assets held more than five years were eliminated. The new legislation applies to taxable years ending on or after May 6, 2003 and before January 1, 2009, after which the maximum tax rate on adjusted net capital gain for noncorporate taxpayers will be 20 percent. The deductibility of a capital loss recognized on the sale of an ADS or ordinary share is subject to limitations.

         In general, the rules regarding a deduction or credit for Australian withholding tax discussed above in "Taxation of Dividends Paid on ADSs or Ordinary Shares" also apply to any Australian tax paid on a sale of an ADS or ordinary share. Gain or loss recognized by a U.S. Holder on a sale of an ADS or ordinary share generally will be treated as U.S. source passive income or loss for purposes of the U.S. foreign tax credit limitations. In that case, unless a U.S. Holder has sufficient foreign source passive income from other transactions subject to foreign income tax at a rate sufficiently below the U.S. federal income tax rate applicable to that income, the U.S. foreign tax credit limitation rules would prevent the U.S. Holder from utilizing a foreign tax credit for part or all of any Australian tax paid on the gain. Because the U.S. Holder may not be able to obtain a tax credit in Australia for the U.S. tax paid on the gain, the U.S. Holder could be subject to full taxation in Australia as well as in the United States on the same gain.

Tax Consequences if We Are a Passive Foreign Investment Company

         In general, we will not be a passive foreign investment company, or "PFIC", for any taxable year if either (1) 75 percent or more of our gross income in the taxable year is passive income, or (2) 50 percent or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. In general, for purposes of the asset test, a corporation can elect to take its assets into account at their adjusted basis, but only if the corporation is not publicly traded, and we believe we are publicly traded for that purpose. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. The PFIC rules can produce unfavorable tax consequences for a U.S. Holder if we are treated as a PFIC for any year while a U.S. Holder owns our ADSs or ordinary shares, and if that U.S. Holder does not make, or has not made, a timely election that remains in effect, for the first taxable year the U.S. Holder owns our ADSs or ordinary shares and we are a PFIC, either to treat us as a "qualified electing fund" or, if the election is available, to mark the holder's ADSs or ordinary shares to market. Under the PFIC provisions, in any year in which the U.S. Holder either disposes of an ADS or an ordinary share at a gain or receives one or more "excess distributions," special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, "excess distributions" are the portion of our distributions in a taxable year, whether or not out of our earnings and profits, that exceed 125 percent of the average of our distributions, subject to adjustment to the extent there were excess distributions that the U.S. Holder received on the ADS or ordinary share during the previous three years or, if shorter, the U.S. Holder's holding period for the ADS or ordinary share on which the distributions are paid. A disposition of an ADS or ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the ADS or ordinary share. Amounts allocated to each year are taxable as ordinary income in their entirety and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder's tax basis in an ADS or ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the decedent's basis, if lower.

         The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat us as a "qualified electing fund," or QEF, for the first taxable year in which the U.S. Holder owns an ADS or ordinary share and in which we are a PFIC, provided we comply with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election if we are classified as PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching to a timely filed U.S. federal income tax return a properly completed IRS Form 8621 that reflects the information provided in the PFIC Annual Information Statement supplied by us to the shareholder and by filing a second copy of that form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, if we are a PFIC in the hands of a U.S. Holder, that U.S. Holder must file each year a completed IRS Form 8621 with its U.S. federal income tax return. Although a QEF election generally cannot be revoked, if a U.S. Holder made a valid and timely QEF election for the first taxable year it owned an ADS or ordinary share and we are a PFIC, the QEF election does not apply in a later taxable year in which we do not satisfy the tests to be a PFIC. If a QEF election was not made for that first taxable year, certain elections can be made while a foreign corporation continues to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder's share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of those elections, the rules set forth in the preceding paragraph would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which we again satisfy the tests to be a PFIC. Moreover, if you sell all of the ADSs and ordinary shares you own and later reacquire other ADSs or ordinary shares of ours, any QEF election you have made that remains in effect will apply to the ADSs and ordinary shares acquired later. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U. S. Holder or we, or an intermediary, fails to satisfy the requirements for the QEF election.

         The special PFIC rules described in the second preceding paragraph also will not apply to a U.S. Holder if the U.S. Holder elects to mark the U.S. Holder's ADSs or ordinary shares to market each year, provided our ADSs or ordinary shares are considered "marketable stock" within the meaning of the Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the holder's ADSs or ordinary shares and the holder's adjusted tax basis in the ADSs or ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the rules set forth in the second preceding paragraph would not apply for periods covered by the election. In general, the ADSs or ordinary shares will be marketable stock within the meaning of the Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a "qualified exchange or other market" within the meaning of the Treasury regulations. A U.S. exchange is a "qualified exchange or other market" if such exchange is registered with the SEC or is established pursuant to the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. A non-U.S. exchange is a "qualified exchange or other market" if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange. The NASDAQ SmallCap Market and the ASX are each a qualified exchange within the meaning of the Treasury regulations. We believe that both the ADSs and the ordinary shares are "marketable stock" within the meaning of the Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an ADS or ordinary share and in which we are a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the second preceding paragraph will apply to any distributions on an ADS or ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of an ADS or ordinary share in that year and to any gain recognized in that year pursuant to the mark-to-market election. Unlike the QEF rules, under which a U.S. Holder is not required to continue to include in income any of our undistributed earnings in any year we do not satisfy the tests to be a PFIC if the U.S. Holder made the QEF election in the first taxable year the U.S. Holder owned our ADSs or ordinary shares and we were a PFIC, the mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC.

         A U.S. Holder who owns ADSs or ordinary shares during a year we are a PFIC generally will remain subject to the rules set forth in the third preceding paragraph for all taxable years if the U.S. Holder has not made a mark-to-market election, did not make a valid and timely QEF election for the first taxable year in which the U.S. Holder owns an ADS or ordinary share and in which we are a PFIC, and did not in a later year while we continue to satisfy the definition of a PFIC make a QEF election coupled with an election described in the second preceding paragraph requiring gain or profits to be taxable to the U.S. Holder as described in the third preceding paragraph. In that event, those rules will apply to any gains on dispositions of ADSs or ordinary shares and to any "excess distributions." It is, however, possible for a U.S. Holder to avoid this "once a PFIC, always a PFIC" result by electing to treat all of the U.S. Holder's

ADSs and ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the third preceding paragraph would apply to that gain.

         A dividend from a foreign corporation that otherwise would qualify for the 15 percent maximum tax rate prescribed by recently enacted U.S. federal income tax legislation does not qualify for that rate if the foreign corporation is a passive foreign investment company in either the taxable year of the dividend or the preceding taxable year.

         We believe that we will not be a PFIC in 2003. However, there can be no assurance whether we will be classified as a PFIC in 2003 or thereafter because the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In the event we are classified as a PFIC, we intend to provide U.S. Holders with the information necessary to report income and gain in accordance with a QEF election. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF OR MARK-TO-MARKET ELECTION WITH RESPECT TO OUR ORDINARY SHARES IN THE EVENT THAT WE QUALIFY AS A PFIC.

Backup Withholding Tax and Information Reporting Requirements

         U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds form of the disposition of, ADSs or ordinary shares by a paying agent within the U.S. to a U.S. Holder, other than an "exempt recipient", including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the U.S. will be required to backup withhold 28% of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the U.S. to a U.S. Holder, other than an "exempt recipient," if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

         THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ADSS OR ORDINARY SHARES. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE TAX CONSEQUENCES TO YOU IN YOUR PARTICULAR SITUATION.

ITEM 10.F         DIVIDENDS AND PAYING AGENTS

         We have not declared or paid, and do not intend to declare or pay any dividends for the foreseeable future. At the appropriate time in the future when we are able to declare and pay a dividend, we will appoint a dividend paying agent.

ITEM 10.G         STATEMENT BY EXPERTS

         The consolidated financial statements of BresaGen Limited as of June 30, 2002 and 2001, and for each of the fiscal years ended June 30, 2002, 2001 and 2000, and the financial statement of CytoGenesis, Inc. as of June 30, 2000 and for the period from inception (June 21, 1999) to June 30, 2000, included in this registration statement have been audited by KPMG, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         Acuity Technology Management Pty Ltd, 83 Manning Road, Malvern East, Victoria, Australia are experts in the area of technology assessments and valuations. The company has consented to the incorporation by reference of their reports on the valuation of BresaGen intellectual property.

ITEM 10.H         DOCUMENTS ON DISPLAY

         The documents concerning the Company which are referred to in this Registration Statement may be inspected at the offices of the Company at 8 Dalgleish Street, Thebarton SA 5031, Australia. Upon effectiveness of this Registration Statement, we will become subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, will be required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this Registration Statement and the exhibits thereto, may be inspected and copied at the Commission's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we will be required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission's website at http:/www.sec.gov.

ITEM 10.I         SUBSIDIARY INFORMATION

         The following is a list of the Company's subsidiaries as at December 31, 2002:

METROTEC PTY LTD                      Australia                 100% ownership

BRESAGEN INVESTMENTS PTY LTD          Australia                 100% ownership

BRESAGEN TRANSGENICS PTY LTD          Australia                 100% ownership

BRESAGEN, INC.                        USA                       100% ownership

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         BresaGen has exposure to changes in foreign currency exchange rates and interest rates. BresaGen neither holds nor issues financial instruments for trading purposes.

FOREIGN CURRENCY EXCHANGE RATES

         BresaGen conducts operations in two principal currencies: the U.S. dollar and the Australian dollar. These currencies operate as the functional currency for BresaGen's U.S. and Australian operations, respectively. Cash is managed centrally within each of the two countries with net earnings reinvested locally and working capital requirements met from either existing liquid funds or, in the case of BresaGen's US operations, through drawdowns from BresaGen Australia.

         The Company has holdings of foreign currency (principally U.S. dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies. The Company may also enter into forward exchange contracts to hedge certain purchase commitments denominated in foreign currencies (principally U.S. dollars). The terms of these commitments are rarely more than six months. As at June 30, 2002 there was one forward exchange contract outstanding for A$500,000 (2001: Nil). The unrealized loss at June 30, 2002 was A$2,687 (2001: Nil).

At June 30, 2002, accruals included A$3,000 (2001: A$4,000) of purchase liabilities payable in foreign currencies.

INTEREST RATES

         BresaGen had one financing arrangement totalling A$290,000 (2001: Nil) as at June 30, 2002 that included fixed or variable rate debt. The determination of the type of the liability, whether it is fixed or floating and the applicable interest rate is not known until the loan is finalised. This loan is in relation to the construction of the new building and will be finalised when the building is complete in early 2003.

         BresaGen had no material interest rate derivative instruments outstanding at June 30, 2002.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A  DEBT SECURITIES

         Not applicable.

ITEM 12.B  WARRANTS AND RIGHTS

         Not applicable.

ITEM 12.C  OTHER SECURITIES

         Not applicable

ITEM 12.D  AMERICAN DEPOSITARY SHARES

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

         The Bank of New York will act as the depositary bank for the American Depositary Shares. The Bank of New York's depositary offices are located at 101 Barclay Street, New York, New York, 10286. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodians are Commonwealth Bank of Australia, National Australia Bank Limited, and Australia office of the Australia and New Zealand Banking Group Limited.

         We have appointed The Bank of New York as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-13162 when retrieving such copy.

         We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

         Each ADS represents ten Ordinary Shares on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

         If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of Ordinary Shares will continue to be governed by the laws of the Australia, which are different from the laws in the United States.

         As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns new ADSs and will own ADSs at the relevant time.

DIVIDENDS AND DISTRIBUTIONS

         As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

DISTRIBUTIONS OF CASH

         Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders.

         The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

DISTRIBUTIONS OF SHARES

         Whenever we make a stock dividend of Ordinary Shares for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the Ordinary Shares deposited or modify the ADS to Ordinary Shares ratio, in which case each ADS you hold will represent rights and interests in the additional Ordinary Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

         The distribution of new ADSs or the modification of the ADS-to-Share ratio upon a distribution of Ordinary Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Ordinary Shares so distributed.

         No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the Ordinary Shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

DISTRIBUTIONS OF RIGHTS

         Whenever we intend to distribute rights to purchase additional Ordinary Shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

         The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Ordinary Shares directly rather than new ADSs.

         The depositary bank will not distribute the rights to you if:

         o We do not request that the rights be distributed to you or we ask that the rights not be distributed to you; or

         o    We fail to deliver satisfactory documents to the depositary bank;
              or

         o    It is not reasonably practicable to distribute the rights.

         The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

ELECTIVE DISTRIBUTIONS

         Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practical.

         The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

         If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Australia would receive for failing to make an election, as more fully described in the deposit agreement.

OTHER DISTRIBUTIONS

         Whenever we intend to distribute property other than cash, Ordinary Shares or rights to purchase additional Ordinary Shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

         If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

         The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

         The depositary bank will not distribute the property to you and will sell the property if:

         o We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

         o    We do not deliver satisfactory documents to the depositary bank;
              or

         o The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

         The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

REDEMPTION

         Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

         The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

CHANGES AFFECTING ORDINARY SHARES

         The Ordinary Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such Ordinary Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

         If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Ordinary Shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

ISSUANCE OF ADSS UPON DEPOSIT OF ORDINARY SHARES

         The depositary bank may create ADSs on your behalf if you or your broker deposit Ordinary Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Ordinary Shares to the custodian.

         The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation rights, if any, with respect to such Ordinary Shares have been validly waived or exercised.

WITHDRAWAL OF SHARES UPON CANCELLATION OF ADSS

         As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the underlying Ordinary Shares at the custodian's offices. In order to withdraw the Ordinary Shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Ordinary Shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

         If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Ordinary Shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

         You will have the right to withdraw the securities represented by your ADSs at any time except for:

         o Temporary delays that may arise because (i) the transfer books for the Ordinary Shares or ADSs are closed, or (ii) Ordinary Shares are immobilized on account of a shareholders' meeting or a payment of dividends.

         o    Obligations to pay fees, taxes and similar charges.

         o Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

         The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

VOTING RIGHTS

         As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Ordinary Shares represented by your ADSs. The voting rights of holders of Ordinary Shares are described in Item 10.A, "Share Capital."

         At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

         If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

         Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

FEES AND CHARGES

         As an ADS holder, you will be required to pay the following service fees to the depositary bank:

              Service                                  Fees

         o    Issuance of ADSs                   Up to 5(cent)per ADS issued

         o    Cancellation of ADSs               Up to 5(cent)per ADS canceled

         o    Exercise of rights to purchase     Up to 5(cent)per ADS issued
              additional ADSs

         o    Distribution of cash upon sale     Up to 2(cent)per ADS held
              of rights and other entitlements

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

         o Fees for the transfer and registration of Ordinary Shares (i.e. upon deposit and withdrawal of class Ordinary Shares).

         o    Expenses incurred for converting foreign currency into U.S.
              dollars.

         o Expenses for cable, telex and fax transmissions and for delivery of securities.

         o Taxes and duties upon the transfer of securities (i.e. when Ordinary Shares are deposited or withdrawn from deposit).

         We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

AMENDMENTS AND TERMINATION

         We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 90 days' prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

         You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Ordinary Shares represented by your ADSs (except as permitted by law).

         We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 90 days before termination.

         Upon termination, the following will occur under the deposit agreement:

         o for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the Ordinary Shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those Ordinary Shares on the same terms as prior to the termination. During such six months' period the depositary bank will continue to collect all distributions received on the Ordinary Shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

         o After the expiration of such six months' period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

BOOKS OF DEPOSITARY

         The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

         The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

LIMITATIONS ON OBLIGATIONS AND LIABILITIES

         The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

         o We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

         o The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

         o The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Ordinary Shares, for the validity or worth of the Ordinary Shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

         o We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

         o We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Constitution, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

         o We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Constitution or in any provisions of securities on deposit.

         o We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

         o We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders Ordinary Shares but is not, under the terms of the deposit agreement, made available to you.

         o We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

PRE-RELEASE TRANSACTIONS

         The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of Ordinary Shares or release Ordinary Shares before receiving ADSs. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions. Pre-release transactions are required to be fully collateralized, in accordance with the depositary bank's standard credit procedures.

TAXES

         You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

         The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

FOREIGN CURRENCY CONVERSION

         The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

         If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

         o Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

         o Distribute the foreign currency to holders for whom the distribution is lawful and practical.

Hold the foreign currency (without liability for interest) for the applicable holders.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Refer to page F1 for an index of all Financial Statements

ITEM 19.  EXHIBITS

1.1      Constitution of the Registrant.

2.1 Deposit Agreement, dated as of February 26, 2001, by and among BresaGen Limited, The Bank of New York, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-13162) filed with the Commission on February 9, 2001).

3.1 Consulting Agreement between BresaGen, Inc. and John Kucharczyk, effective May 1, 2000.

10.1     Consent of KPMG

10.2     Consent of Acuity Management Pty Ltd

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BRESAGEN LIMITED


                                      By: /s/Linton W. P. Burns
                                          --------------------------------------
Dated: August 26, 2003                    Name:  Linton W. P. Burns
                                          Title: CFO/Company Secretary