Form 20-F/A
period 2002-06-30
BRESAGEN LTD
filed 2003-08-27
CIK 1132541

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

                                      BRESAGEN LIMITED


                                      By: /s/Linton W. P. Burns
                                          --------------------------------------
Dated: August 26, 2003                    Name:  Linton W. P. Burns
                                          Title: CFO/Company Secretary

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                             PAGE
BRESAGEN LIMITED - ANNUAL FINANCIAL REPORT
Independent Auditors' Report                                                                                   F2
Statements of Financial Performance for the years ended June 30, 2002, 2001 and 2000                           F3
Statements of Financial Position as at June 30, 2002 and 2001                                                  F4
Statements of Cash Flows for the years ended June 30, 2002, 2001 and 2000                                      F5
Notes to the Financial Statements                                                                          F6-F50

BRESAGEN LIMITED - UNAUDITED INTERIM FINANCIAL REPORT
Unaudited Statements of Financial Performance for the six month periods ended
December 31, F51 2002 and 2001 Unaudited Statement of Financial Position as at
December 31, 2002 F52 Unaudited Statements of Cash Flows for the six month periods ended December 31, 2002 and 2001 F53 Unaudited Notes to the Financial
Statements F54-F64


CYTOGENESIS INC FINANCIAL REPORT AS OF AND FOR THE PERIOD FROM INCEPTION TO JUNE 30, 2000
Independent Auditors' Report                                                                                  F65
Statement of Operations                                                                                       F66
Statement of Stockholders' Equity                                                                             F67
Statement of Cash Flows                                                                                       F68
Notes to the Financial Statements                                                                          F69-71


CYTOGENESIS INC UNAUDITED QUARTERLY FINANCIAL REPORT FOR THE PERIOD SEPTEMBER 30, 2000 AND
1999.
Unaudited Balance Sheet as at September 30, 2000                                                              F72
Unaudited Statement of Operations for the three month periods ended September 30, 2000 and                    F73
1999
Unaudited Statement of Cash Flows for the three month periods ended September 30, 2000 and                    F74
1999
Unaudited Notes to the Financial Statements                                                                   F75


                          INDEPENDENT AUDITORS' REPORT

                     TO THE SHAREHOLDERS OF BRESAGEN LIMITED


We have audited the accompanying consolidated statements of financial position of BresaGen Limited and its controlled entities as of June 30, 2002 and 2001, and the related consolidated statements of financial performance and cash flows for each of the years in the three-year period ended June 30, 2002, all expressed in Australian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BresaGen Limited and its controlled entities at June 30, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net loss for the periods ended June 30, 2002 and 2001, and the determination of consolidated shareholders' equity at June 30, 2002 and June 30, 2001, to the extent summarized in note 31 to the consolidated financial statements.

KPMG

9 September 2002

Adelaide, AUSTRALIA

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000





                                                          2002            2001          2000
                                              NOTE      A$'000          A$'000        A$'000

Sales Revenue                                    2       1,473           1,187           909
Research & development income
- Contract research income                       2         747             817           609
- Government grants                              2       2,105           1,985           618
- Fee income                                     2         510             461             -
Interest income                                  2         964           1,296           677
Discount on long term loans                      2         247               -             -
Other revenue from ordinary activities           2           3              25            18
                                                    ------------- --------------- -------------

Total revenue                                            6,049           5,771         2,831

Cost of sales
- Recurring expenditure                                    555             639           488
- Stock and WIP write off                                  267               -             -
Research & development Expenditure
- Contract research expenditure                            756             843           630
- Government grants                                      4,408           3,945         1,010
- Other research expenditure                             4,982           3,238         2,009
- Write off of intangibles                               2,583               -
Selling & marketing                                        615             412           260
Administration                                           3,744           3,190         1,776
                                                    ------------- --------------- -------------
Loss from ordinary activities before
related income tax expense                             (11,861)         (6,496)       (3,342)
                                                    ------------- --------------- -------------

Income tax relating to ordinary
activities                                       3            -               -             -

                                                    ------------- --------------- -------------
LOSS FROM ORDINARY ACTIVITIES AFTER
RELATED INCOME TAX EXPENSE                             (11,861)         (6,496)       (3,342)
                                                    ------------- --------------- -------------

LOSS ATTRIBUTABLE TO MEMBERS OF THE
PARENT ENTITY                                          (11,861)         (6,496)       (3,342)
                                                    ------------- --------------- -------------

Basic and diluted loss per share
Australian cents                                25           22              14            11
                                                    ------------- --------------- -------------

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages F6 to F50

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                          AS AT JUNE 30, 2002 AND 2001





                                                     2002          2001
                                       NOTE        A$'000        A$'000

CURRENT ASSETS
Cash                                    4          16,226        25,833
Receivables                             5           1,001           848
Inventories                             6             181            76
                                              -------------- -------------

TOTAL CURRENT ASSETS                               17,408        26,757
                                              -------------- -------------

NON-CURRENT ASSETS
Receivables                             7             145           219
Property, Plant and Equipment           8           2,803           816
Intangible assets                       9          14,116        16,940
                                              -------------- -------------

TOTAL NON-CURRENT ASSETS                           17,064        17,975
                                              -------------- -------------

TOTAL ASSETS                                       34,472        44,732
                                              -------------- -------------

CURRENT LIABILITIES
Payables                                10          1,657           891
Interest-bearing liabilities            11              5             -
Provisions                              12            597           537
                                              -------------- -------------

TOTAL CURRENT LIABILITIES                           2,259         1,428
                                              -------------- -------------

NON-CURRENT LIABILITIES
Interest-bearing liabilities            11            285             -
Non Interest-bearing liabilities        13              5             2
Provisions                              12             57            71
                                              -------------- -------------

TOTAL NON-CURRENT LIABILITIES                         347            73
                                              -------------- -------------

TOTAL LIABILITIES                                   2,606         1,501
                                              -------------- -------------

NET ASSETS                                         31,866        43,231
                                              -------------- -------------

EQUITY
Contributed Equity                      14         61,048        60,552
Reserves                                15            234           234
Accumulated Losses                      16        (29,416)      (17,555)
                                              -------------- -------------

TOTAL EQUITY                                       31,866        43,231
                                              -------------- -------------

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages F6 to F50

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000





                                                                       2002          2001         2000
                                                        NOTE         A$'000        A$'000       A$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations                             5,857         4,330        2,291
Cash payments in the course of operations                           (14,801)      (12,556)      (6,078)
Interest received                                                       974         1,293          587
                                                              ---------------- ------------- ------------

NET CASH USED IN OPERATING ACTIVITIES                 26(ii)         (7,970)       (6,933)      (3,200)
                                                              ---------------- ------------- ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of non-current assets                                  -            16           18
Payments for property, plant and equipment                           (2,205)         (569)        (385)
Payments for commercial bills & term deposits                             -              -      (4,000)
Redemption of commercial bills & term deposits                                      4,000           92
Loans repaid by other entities                                          100              -            -
Loan to associated entities                                            (239)         (209)          (1)
Proceeds from acquisition of controlled entity                            -         1,590            -
                                                              ---------------- ------------- ------------
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES
                                                                    (2,344)         4,828       (4,276)
                                                              ---------------- ------------- ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for capital raising                                              -          (612)      (1,264)
Proceeds from capital raising                                           437        17,337       18,873
Proceeds from borrowings                                                290             -             -
Lease payments                                                            -          (20)          (35)
                                                              ---------------- ------------- ------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                               727        16,705       17,574
                                                              ---------------- ------------- ------------

NET INCREASE/(DECREASE) IN CASH HELD                                 (9,587)       14,600       10,098

CASH AT BEGINNING OF THE FINANCIAL YEAR                              25,833        11,216        1,118

EFFECTS OF EXCHANGE RATE FLUCTUATIONS ON THE
BALANCES OF CASH HELD IN FOREIGN CURRENCIES                            (20)            17            -
                                                              ---------------- ------------- ------------

CASH AT END OF THE FINANCIAL YEAR                      26(i)         16,226        25,833       11,216
                                                              ---------------- ------------- ------------

    The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages F6 to F50

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of the financial report are:

(A)      BASIS OF PREPARATION

         The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

         It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

         GOING CONCERN

         The consolidated entity has incurred a loss during the year of $11.9m (2001: $6.5m) and has cash on hand at June 30, 2002 of $16.2m compared to $25.8m as at June 30, 2001. Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until late 2003, or if significant restructuring of current activities is undertaken, until at least June 30, 2004.

         The accounts have been prepared on a basis of going concern, which contemplates continuity of business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The directors believe this to be appropriate and are exploring further options to raise additional capital, arrange debt financing or further conserve cash reserves through future restructuring.

         RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

         The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. The write-down is expensed in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value, except where specifically stated.

(B)      CHANGE IN ACCOUNTING POLICY

         SEGMENT REPORTING

         The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from July 1, 2001.

         Individual business segments have been identified on the basis of grouping individual business units subject to similar risks and returns. The new segments reported are: cell therapy, protein pharmaceuticals and reproductive biotechnology.

         Comparative information has been restated for the changes in definition of segment revenues and results. The financial effect of the reclassification on the consolidated entity was a decrease in total comparative segment revenues of $1,321,000 and a decrease in total comparative segment loss of $2,281,000. These changes only affect the disclosures in Note 30 and do not impact the statement of financial performance or statement of financial position.

         EARNINGS PER SHARE

         The consolidated entity has adopted AASB 1027 Earnings per Share (issued June 2001) for the first time from July 1, 2001. The application of this standard has not altered the result of the calculation of either basic or diluted earnings per share for the consolidated entity for the current or prior financial year.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


(C)      PRINCIPLES OF CONSOLIDATION

         Controlled entities
         The financial statements of controlled entities are included from the date control commences until the date control ceases.

         Associates
         Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

         In the consolidated financial statements investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognized in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognized directly in consolidated reserves.

         Transactions eliminated on consolidation
         Unrealized gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(D)      OPERATING REVENUE

         Revenues are recognized at fair value of the consideration received net of the amount of goods and services tax (GST).

         Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of the Company's protein pharmaceutical products. Sales revenue is recognized on despatch of the goods from BresaGen's premises, which as per the conditions of sale, is when title and risks and rewards of the goods are transferred to the purchaser.

         Interest revenue is recognized as it accrues, taking into account the effective yield on the financial instrument.

         Fee income and milestone payments derived from research and development contracts are recognized as earned upon the occurrence of contract-specified events, where those events measure a stage of progress toward completion under a long term contract. Fee income and milestone payments earned are non refundable.

         Contract research income and government research and development grant income is recognized as and when the relevant research expenditure is incurred, as per the conditions of the agreements, the Company is only entitled to receive income once the relevant expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income (Note 10) as the Company does not control the income until the relevant expenditure has been incurred.

(E)      GOODS AND SERVICES TAX

         Revenues, expenses and assets are recognized net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of an item of the expense.

         Receivables and payables are stated with the amount of GST included.

         The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(E)      GOODS AND SERVICES TAX (CONT'D)

         Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(F)      FOREIGN CURRENCY

         Transactions

         Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange ruling on that date.

         Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account in the statement of financial performance as exchange gains or losses, in the financial year in which the exchange rates change.

         Translation of controlled foreign entities
         The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

         Hedges
         The net amount payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. The net receivable or payables are revalued using the foreign currency current at reporting date.


(G)      RESEARCH AND DEVELOPMENT COSTS

         Internally generated research and development costs are expensed as incurred.

(H)      TAXATION

         The consolidated entity adopts the liability method of tax effect accounting.

         Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a deferred tax liability.

         Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Where losses are incurred, future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

(I)      RECEIVABLES

         Trade debtors are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002



1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(J)      INVESTMENTS

         Associated Companies
         In the consolidated financial statements investments in associates are accounted for using equity accounting principles disclosed in 1(c).

(K)      INVENTORIES

         Inventories are carried at the lower of cost and net realisable value.

         Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. In the case of manufactured inventories, cost includes an appropriate share of both variable and fixed costs. Fixed costs have been allocated on the basis of normal operating capacity.

         Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(L)      PROPERTY, PLANT AND EQUIPMENT

         Acquisition

         Items of property, plant and equipment are recorded at cost, and depreciated as outlined below.

         Depreciation and Amortization

         Items of plant and equipment, including leasehold improvements, are depreciated/amortized over their estimated useful lives ranging from 3 to 15 years using either the straight line or reducing balance method. Assets are depreciated or amortized from the date of acquisition and up to the date of disposal.

         Capital Work-In-Progress

         External costs incurred to date in the construction of the consolidated entity's new building facility have been capitalized and recorded as capital work in progress.

         Depreciation of the assets will commence once construction of the asset is complete and ready for use.

         Operating leases

         Payments made under operating leases are charged against profits in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.


(M)      INTANGIBLES

         Intellectual property represents acquired biotechnological research and development and is carried at cost. In accordance with UIG Abstract 44, Acquisition of in-process research and development, acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialisation and generate future economic benefit. This UIG will be applied to reporting periods ending on or after July 1, 2001. The application of this UIG has not impacted the results of the Company for the current reporting period.

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         Commercialized intellectual property that is generating revenue is amortized between 5 to 15 years (2001: 15 years).

         Intellectual property that is yet to be commercialized is not amortized as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialisation and begin generating revenue.

         Patent costs are expensed as incurred.

         Core technology licences represented rights to develop and commercialize certain technology. These amounts were capitalized and written off over the period in which benefits were expected to arise or the period of the licence whichever was the lesser.


(N)      ACCOUNTS PAYABLE

         Liabilities are recognized for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.

(O)      PROVISIONS

         Wages, Salaries and Annual Leave The provisions for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at nominal amounts based on current wage and salary rates and includes related on-costs.

         Long Service Leave

         Provision for employee entitlements to long service leave has been made for all employees expected to utilize their entitlements to long service leave. The provision has been calculated at nominal amounts based on current wage and salary rates and includes related on-costs. The amount provided for employee entitlements to long service leave approximates the present value of the estimated future cash flows to be made in connection with employees' services provided up to balance date.

(P)      SUPERANNUATION FUND

         The Company and its controlled entities contribute to a standard employer sponsored defined contribution fund based on various percentages of employee gross salaries to provide benefits for employees and their dependents on retirement, disability or death. Contributions are charged against income.

(Q)      DEFERRED INCOME

         Under the terms of the Company's major research contracts and government grants, the Company does not control the income until it has incurred the relevant research expenditure. Revenue received in advance in relation to such agreements is deferred until the relevant research expenditure is incurred at which time the corresponding revenue is taken to the statement of financial performance.

(R)      INTEREST BEARING LIABILITIES

         Long term loan

         Loans are recognized at their principal amount as received. Interest expense is accrued once the obligation to pay interest commences.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(S)      NON -INTEREST BEARING LIABILITIES

         Unsecured long term loans
         Long-term non-interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance, to accrue the loan to the face value payable in the future.

(T)      REVISION OF ACCOUNTING ESTIMATE


         Revisions of accounting estimates are recognized prospectively in current and future periods only.

(U)      ACQUISITION OF ASSETS


         All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs attributable to the acquisition. When equity instruments are issued as consideration, their market prices at the date of acquisition is used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognized directly in equity subject to the extent of proceeds received, otherwise expensed.

(V)      USE OF ESTIMATES

         The preparation of the consolidated financial statements in conformity with US generally accepted accounting principles requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002



                                                                  2002           2001          2000
                                                                A$'000         A$'000        A$'000

2.       OPERATING PROFIT/(LOSS)

Profit/(loss) from ordinary activities has been arrived at after including:

REVENUE FROM OPERATING ACTIVITIES
Sales revenue from non-related entities                          1,473          1,187           909
Interest from non-related entities                                 964          1,296           677
Syndicated research income                                           -              -            38
Government grants                                                2,105          1,985           618
Fees received                                                      510            461             -
Contract research income                                           747            817           571

REVENUE FROM OUTSIDE OPERATING ACTIVITIES
Income from discounting loan term loan                             247              -             -
Gross proceeds from sale of non-current assets                       -             16             3
Net foreign exchange gain                                            -              6             5
Rendering of services                                                -              -            10
Other income                                                         3              3             -
                                                          --------------- -------------- -------------

                                                                 6,049          5,771         2,831
                                                          --------------- -------------- -------------

OPERATING EXPENSES
Amortization of:
o        Patents                                                     8              8             8
o        Core technology licences                                   46             97            76
o        Intellectual property                                     188             92            94
o        Leased assets capitalized                                   -              8            16
o        Leasehold improvements                                      1              4             6
Write off of intangibles                                         2,583              -             -
Write off of stock and work-in-progress                            267              -             -
Depreciation of plant and equipment                                196            243            98
Finance charges on capitalized leased assets                         -              5             9
Provision for employee entitlements                                269            261           244
Legal expenses settled via share issue                              59              -             -
Lease rental      - operating leases                                60             63            77
                  - occupancy leases                               144             68            61
Research & Development costs                                    10,146          8,026         3,649
Syndicated research expenditure                                      -              -            38
Loss on sale of non current assets                                  21              9             3
Net foreign exchange loss                                          103             20             -


REVISION OF ACCOUNTING ESTIMATE

At the beginning of fiscal 2002, the amortization period of human Growth Hormone Intellectual Property was accelerated from being amortized over 15 years to 5 years. For each of the remaining five years of the assets life, including the current financial year, amortization expense will be increased by $95,000 from the original estimate of $36,000 per year to $131,000 per year.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002



                                                                  2002            2001          2000
                                                                A$'000          A$'000        A$'000


3.       TAXATION

(A)      INCOME TAX EXPENSE

PRIMA FACIE INCOME TAX EXPENSE/(CREDIT) CALCULATED AT
30% (2001:34 AND 2000: 36%)                                     (3,558)         (2,209)       (1,203)

INCREASE IN INCOME TAX EXPENSE DUE TO NON TAX
DEDUCTIBLE ITEMS:
Legal fees                                                          33              19            18
Sundry items (including entertainment)                               4              12            13
Amortization of Intellectual Property                              831              32            34
Unrealized foreign exchange loss                                     3               -             -
Tax losses of non-resident controlled entity not                                                   -
carried forward as future income tax benefit                     1,408             916

DECREASE IN INCOME TAX EXPENSE DUE TO:

Research & Development allowance                                  (115)            (49)         (111)
Unrealized foreign exchange gain                                      -            (17)           (4)
Loss on sale of leased asset                                          -             (3)             -
                                                            ------------- --------------- -------------

                                                                (1,394)         (1,299)       (1,253)

Net future income tax benefit not brought to account             1,363           1,224         1,252

Adjustment to prior year tax losses brought forward                 31              75             1
                                                            ------------- --------------- -------------
INCOME TAX EXPENSE FROM ORDINARY ACTIVITIES                          -               -             -
                                                            ------------- --------------- -------------

(B)      FUTURE INCOME TAX BENEFIT NOT BROUGHT TO ACCOUNT

The potential future income tax benefit in the consolidated entity arising from tax losses and timing differences has not been recognized as an asset because recovery is not virtually certain:


                                                               2002          2001            2000
                                                             A$'000        A$'000          A$'000

Future income tax benefit on tax losses carried
forward                                                         6,463       5,210           4,025
Future income tax benefit on capital loss
carried forward                                                   272         272             272
Future income tax benefit on timing differences
                                                                  262         190             182
Provision for deferred income tax on timing
differences                                                       -         (124)           (155)
                                                          ------------ ------------- ---------------

                                                              6,997         5,548           4,324
                                                          ------------ ------------- ---------------


The amounts comprise the estimated future benefit/(liability) at the applicable rate of 30% (2001: 30% and 2000: 30%), which represents the applicable tax rate at which the benefit/(liability) may be utilized.

The potential future income tax benefit will only be obtained if:

(i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realized, or the benefit can be utilized by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;
(ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

The Company has tax losses available in the United States from its foreign subsidiary that are excluded from the above table as they are only available to be utilized against any future operating profits of the foreign subsidiary.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


                                                                               2002           2001
                                                                              A$'000         A$'000

4.       CASH

Cash at bank and on hand                                                       2,138          2,410
Bank short term deposits and commercial bills                                 14,088         23,423
                                                                        --------------- --------------

                                                                              16,226         25,833
                                                                        --------------- --------------

Bank short term deposits and commercial bills mature within 60 days and pay interest at a weighted average interest rate of 4.5% (2001: 4.75%) at June 30, 2002.

5.       RECEIVABLES (CURRENT)

Trade debtors                                                                     94            192
Other debtors                                                                    483            518
Loan to employee (Note 24)                                                       194              -
Prepayments                                                                      230            138
                                                                        --------------- --------------

                                                                               1,001            848
                                                                        --------------- --------------

6.       INVENTORIES

Raw materials and stores                                                          68              -
Work in progress at cost                                                          36             12
Finished goods at cost                                                            77             64
                                                                        --------------- --------------

                                                                                 181             76
                                                                        --------------- --------------

7.       RECEIVABLES
         (NON-CURRENT)

Loan to associated company (note 21)                                              13             16
Loan to employee (note 24)                                                       132            203
                                                                        --------------- --------------

                                                                                 145            219
                                                                        --------------- --------------

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


                                                                                2002           2001
                                                                              A$'000         A$'000
8.       PROPERTY, PLANT AND EQUIPMENT

Leasehold improvements - at cost                                                   -            149
Provision for amortization                                                         -           (128)
                                                                        --------------- --------------

                                                                                   -             21
                                                                        --------------- --------------

Plant and equipment - at cost                                                  3,821          3,488
Provision for depreciation                                                    (2,776)        (2,693)
                                                                        --------------- --------------

                                                                               1,045            795
                                                                        --------------- --------------

Capital Work in progress - at cost                                             1,758              -
                                                                        --------------- --------------

Total Property, Plant and Equipment
- Net Book Value                                                               2,803            816
                                                                        --------------- --------------

RECONCILIATIONS
Reconciliations   of  the  carrying  amounts  for  each  class  of
property, plant and equipment are set out below:
LEASEHOLD IMPROVEMENTS
Carrying amount at beginning of year                                              21             22
Additions                                                                          1              3
Amortization                                                                      (1)            (4)
Write off                                                                        (21)             -
                                                                        --------------- --------------

Carrying amount at end of year                                                     -             21
                                                                        --------------- --------------

PLANT AND EQUIPMENT
Carrying amount at beginning of year                                             795            430
Additions                                                                        446            554
Transfer from plant under lease                                                    -             54
Depreciation                                                                    (196)          (243)
                                                                        --------------- --------------

Carrying amount at end of year                                                 1,045            795
                                                                        --------------- --------------

CAPITAL WORKS IN PROGRESS
Carrying amount at beginning of year                                               -              -
Additions                                                                      1,758              -

                                                                        --------------- --------------
Carrying amount at end of year                                                 1,758              -


PLANT UNDER LEASE
Carrying amount at beginning of year                                               -             89
Transfer to plant and equipment                                                    -            (54)
Disposals                                                                          -            (27)
Amortization                                                                       -             (8)
                                                                        --------------- --------------

Carrying amount at end of year                                                     -              -
                                                                        --------------- --------------

                                      F16

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


                                                                               2002            2001
                                                                             A$'000          A$'000
9.       INTANGIBLES

Commercialized intellectual property - at cost                                1,780           1,780
Provision for amortization                                                     (574)           (386)
                                                                        -------------- ---------------

                                                                              1,206           1,394

Non-commercialized intellectual property- at cost                            12,910          15,130
                                                                        -------------- ---------------

Total intellectual property                                                  14,116          16,524
                                                                        -------------- ---------------

Patents - at cost                                                                 -             153
Provision for amortization                                                        -            (101)
                                                                        -------------- ---------------

                                                                                  -              52
                                                                        -------------- ---------------

Core technology licences                                                          -             700
Provision for amortization                                                        -            (336)
                                                                        -------------- ---------------

                                                                                  -             364
                                                                        -------------- ---------------

                                                                             14,116          16,940
                                                                        -------------- ---------------

INTELLECTUAL PROPERTY

In February 1988, the Company entered into an agreement with the University of Adelaide whereby the Company acquired services of the University in the field of biotechnological research and development and other related areas. All intellectual property arising from work performed relating to this agreement is deemed to be the property of the Company. The cost of the intellectual property was $4 million satisfied by the issue of 4,000,000 fully paid ordinary $1 shares at fair value. $1,780,000 of this amount related to commercialized intellectual property and is being amortized as stated below. The remaining $2,220,000 was for non-commercialized intellectual property relating to E21R and cST, that was written off in fiscal 2002 due to the termination of the E21R British Biotech collaboration into AML, the suspension of the Company's studies in CMML and the suspension of cST development.

Commercialized

In accordance with Accounting Policy 1(M) the commercialized intellectual property being human Growth Hormone and EquiGen, is amortized over 5 and 15 years respectively.

Non-commercialized

In accordance with Accounting Policy 1(M) non-commercialized intellectual property is not being amortized.

On September 21, 1999 the Company entered into an agreement with Luminis Pty Ltd whereby the Company was assigned intellectual property in relation to the Cell Therapy project. The cost of the intellectual property was $2 million satisfied by the issue of 2,000,000 fully paid ordinary $1 shares at fair value.

On November 15, 2000 the Company acquired intellectual property recorded at a net value of $10,910,000 as part of the acquisition of CytoGenesis, Inc. The value of the intellectual property acquired was supported by an independent valuation, based on discounted cash flow analysis, dated October 2000 prepared by Acuity Technology Management Pty Ltd.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


INTELLECTUAL PROPERTY (CONT'D)

The carrying value of all the intellectual property is supported by an independent valuation, based on discounted cash flow analysis, dated June 29, 2001, prepared by Acuity Technology Management Pty Ltd. The Directors are of the view that the assumptions in the valuation remain appropriate.

CORE TECHNOLOGY LICENCES

The core technology licences relate to BresaGen Limited's licensing of the rights to technology arising from the collaborative agreement with Medvet Science Pty Ltd. This balance was written off during fiscal 2002 as the core technology related to E21R.

PATENTS

During the year the balance of patents that were capitalized prior to 1993 were written off because they were not considered recoverable beyond reasonable doubt.


10.      PAYABLES (CURRENT)
                                                                                       2002            2001
                                                                                     A$'000          A$'000

Trade creditors                                                                         197             163
Other creditors and accruals                                                          1,150             728
Deferred income                                                                         310               -
                                                                                 ------------- ---------------

                                                                                      1,657             891
                                                                                 ------------- ---------------

11.      INTEREST BEARING LIABILITIES
CURRENT
Long term loan                                                                            5               -
                                                                                 ------------- ---------------

NON-CURRENT
Long term loan                                                                          285               -
                                                                                 ------------- ---------------


On March 18, 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. The maximum amount of funding available under the agreement is $8,024,400. As at June 30, 2002, $290,000 has been drawn under the terms of the agreement. The loan is repayable quarterly over ten years commencing at the end of the quarter following the completion of the building, at which time the interest rate associated with the borrowings will be determined.


12.      PROVISIONS

CURRENT
Employee entitlements
- annual leave                                                                          173             173
- long service leave                                                                    424             364
                                                                                 ------------- ---------------
                                                                                        597             537
NON-CURRENT
Employee entitlements
 - long service leave                                                                    57              71
                                                                                 ------------- ---------------

TOTAL EMPLOYEE ENTITLEMENTS                                                             654             608
                                                                                 ------------- ---------------

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002



13.          NON INTEREST BEARING LIABILITES (NON-CURRENT)
                                                                                       2002            2001
                                                                                     A$'000          A$'000
NON-INTEREST BEARING
Unsecured long term loans at face value                                                 346              96
Less: unexpired discount received (based on imputed interest rate of 5%)               (341)            (94)
                                                                                 ------------- ---------------

Unsecured long term loans at net present value                                            5               2
                                                                                 ------------- ---------------

The non-interest bearing liabilities are comprised of two 99 year unsecured loans, each from the State Government of South Australia. The loans have a face value of $95,700 and $250,000 and mature on June 30, 2081 and March 23, 2101 respectively. In return for the $250,000 loan the Company has obligations to the Government to purchase by June 30, 2003 at least $1,000,000 of capital equipment for its new site and increase employment to an average of 120 employees in the local area in the next five to ten years.

Under US GAAP these non-interest bearing loans have been recorded at their face value, and the unexpired discount received has been reversed from the statement of financial performance in the US GAAP reconciliation in Note 31 of these financial statements.



14.      CONTRIBUTED EQUITY

                                                                                     2002               2001
                                                                                     A$'000            A$'000
ISSUED AND PAID UP
Ordinary shares, fully paid 54,448,560
(2001: 53,893,433)                                                                   61,048          60,552
                                                                                 ------------- ---------------

(A) ORDINARY SHARES
Movements in ordinary share capital
Balance at the beginning of the financial year                                       60,552          32,175

SHARES ISSUED
nil (2001:10,000,000) shares issued for cash                                              -          14,688
505,127(2001:  224,665)  shares  issued from the  exercise of
options (i) (ii)                                                                        437             198
50,000 (2001:  100,000) shares issued under Deed of Variation
(iii)                                                                                    59               -
Nil (2001:  7,192,818) shares issued to acquire  CytoGenesis,
Inc                                                                                       -          11,652
Nil (2001: 1,101,290) shares issued under E21R agreement                                  -           1,839
                                                                                 ------------- ---------------

                                                                                     61,048          60,552
                                                                                 ------------- ---------------


In the event of winding up of the Company ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTES:
(i) Ordinary shares issued from the exercise of 455,127 options granted under the Employee Share Option Plan at an exercise price of A$0.85. No expense was recorded from the exercise of these options.

(ii) On August 31, 2001, Macquarie Acceptances Limited exercised 50,000 pre IPO options at exercise price of A$1.00.

(iii) On January 15, 2002, 50,000 ordinary shares were issued pursuant to the Deed of Variation (Note 19) at a weighted average price of A$1.17. The fair value of these shares was expensed to the statement of financial performance.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


14.      CONTRIBUTED EQUITY ( CONT'D)

OPTIONS

The number of unissued ordinary shares for which options are outstanding at June 30, 2002 is 5,248,516 (2001: 11,186,424) comprising:


                                                                      EXERCISE               2002          2001
                                                                        PRICE                 000           000
                                                                         A$
Employee Options (i)                                               $0.85 to $1.51           3,248         4,226
Pre IPO options due on or before  September 21, 2001 (ii)               1.00                    -         4,750
Options due on or before June 30, 2002 (iii)                            1.50                    -           200
Options due on or before November 8, 2005 (iii)                         1.50                2,000         2,000
                                                                                      -------------- -------------

                                                                                            5,248        11,176
                                                                                      -------------- -------------


The closing price of the Company's shares on the last trading day immediately preceding June 30, 2002 was A$0.71 (June 30, 2001:A$1.01)


NOTES:

(i)      An analysis of employee options outstanding is disclosed in Note 28.

(ii) On September 21, 1999, major shareholders and Macquarie Acceptances Ltd were granted options over 4,750,000 unissued ordinary shares of the holding Company which were exercisable on or before September 21, 2001, at an exercise price of A$1.00. These "Pre IPO Options" were granted in connection with the entering of the Deed of Variation (Note 20). 50,000 of these options were exercised, the remaining balance expired unexercised on September 21, 2001.

(iii) On November 9, 2000 as part of the merger of CytoGenesis, Inc existing CytoGenesis, Inc shareholders were granted options over 2,000,000 unissued ordinary shares of the holding Company which expire on November 8, 2005. The exercise terms and price are the same those set out in Note 28 for the Management Option Plan.

         On the same date advisors to the merger were granted options over 200,000 unissued ordinary shares of the holding Company, with an exercise price of A$1.50. All options expired unexercised on June 30, 2002.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


                                                                                         2002             2001
                                                                                       A$'000           A$'000

15.      RESERVES

Options Reserve                                                                           234              234
                                                                              ---------------- ----------------

MOVEMENTS IN RESERVE

Balance at the beginning of the year                                                      234                -
2,200,000 Options issued to CytoGenesis, Inc shareholders and advisors to
the merger                                                                                  -              234
                                                                              ---------------- ----------------

                                                                                          234              234
                                                                              ---------------- ----------------


NATURE AND PURPOSE OF RESERVE

The reserve has resulted from the issue of 2,000,000 options to existing CytoGenesis, Inc shareholders and 200,000 options to advisors as part of the merger of CytoGenesis, Inc into BresaGen Inc in November 2000 as outlined in
Note 14 (b)(ii). These options have been valued using the Black-Scholes option pricing model.


                                                                            2002              2001          2000
                                                                          A$'000            A$'000        A$'000

16.               ACCUMULATED LOSSES

Accumulated losses at beginning of year                                (17,555)         (11,059)       (7,717)
Net loss attributable to members of the parent entity                  (11,861)          (6,496)       (3,342)
                                                                     ------------- -------------- -------------

Accumulated losses at end of year                                      (29,416)         (17,555)      (11,059)
                                                                     ------------- -------------- -------------

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


17.      ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(I)      INTEREST RATE RISK

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:


                                                               FIXED INTEREST MATURING IN

                               NOTE    WEIGHTED       FLOATING        1 YEAR     OVER 1 TO  NON-INTEREST         TOTAL
                                       AVERAGE        INTEREST       OR LESS       5 YEARS       BEARING         $'000
                                       INTEREST           RATE         $'000         $'000         $'000
2002                                     RATE           $'000
FINANCIAL ASSETS
Cash                             4       4.49%         6,021        10,203             -             2        16,226
Receivables                     5/7      6.00%             -           195           132           819         1,146
                                                  ------------- ------------- ------------- ------------- -------------

                                                       6,021        10,398           132           821        17,372
                                                  ------------- ------------- ------------- ------------- -------------

FINANCIAL LIABILITIES
Payables                         10          -             -             -             -         1,657         1,657
Interest bearing liabilities     11        (a)           290             -             -             -           290
Employee entitlements            12          -             -             -             -           654           654
Non-interest bearing
liabilities                      13          -             -             -             -             5             5
                                                  ------------- ------------- ------------- ------------- -------------

                                                         290             -             -         2,316         2,606
                                                  ------------- ------------- ------------- ------------- -------------

2001
FINANCIAL ASSETS
Cash                             4       4.76%        14,388        11,344             -           101        25,833
Receivables                     5/7      6.00%             -             -           203           864         1,067
                                                  ------------- ------------- ------------- ------------- -------------

                                                      14,388        11,344           203           965        26,900
                                                  ------------- ------------- ------------- ------------- -------------

FINANCIAL LIABILITIES
Payables                         10          -             -             -             -           891           891
Employee entitlements            12          -             -             -             -           608           608
Non-interest bearing
liabilities                      13          -             -             -             -             2             2
                                                  ------------- ------------- ------------- ------------- -------------

                                                           -             -             -         1,501         1,501
                                                  ------------- ------------- ------------- ------------- -------------


     (a) The determination of the type of the liability, whether it is fixed or floating and the applicable interest rate is not known until the loan is finalized when the construction of the building is complete in early 2003.

(II)     FOREIGN EXCHANGE RISK

         The consolidated entity has holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

         The consolidated entity may also enter into forward exchange contracts to hedge certain funding requirements of its foreign subsidiary denominated in foreign currencies (principally US dollars). The terms of these commitments are rarely more than six months. As at June 30, 2002 there was one forward exchange contract outstanding for $US500,000 (2001: nil) that was settled on August 2, 2002. The unrealized loss at June 30, 2002 was $2,687 (2001: $nil).

         The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:


                                                                                             2002              2001
                                                                                            $'000             $'000

         UNITED STATES DOLLARS

         Amounts payable
         Current                                                                               165               268
                                                                                   ----------------- -----------------

         Amounts receivable
         Current                                                                               194                 -
         Non-Current                                                                           132               203
                                                                                   ----------------- -----------------
                                                                                               326               203
                                                                                   ----------------- -----------------


(III)    CREDIT RISK EXPOSURES

         Credit risk represents the loss that would be recognized if counter parties failed to perform as contracted.

         Recognized Financial instruments

         The credit risk on financial assets of the consolidated entity which have been recognized on the balance sheet, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers.

         Unrecognized Financial instruments

         The credit risk is restricted to the contract disclosed at (ii).

(IV)     NET FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

         Valuation approach

         Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases.

         Recognized Financial Instruments

         Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from other debtors (reduced for expected credit losses) or due to suppliers. Cash flows are discounted using standard valuation techniques at the applicable market yield having regard to the timing of cash flows. The carrying amounts of receivables, creditors and accruals and deferred income approximate net fair value.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:


                                                               CARRYING AMOUNT                     NET FAIR VALUE
                                                         2002               2001             2002              2001
                                                       A$'000             A$'000           A$'000            A$'000
FINANCIAL ASSETS
Cash                                                 16,226               25,833         16,226              25,833
Receivables                                           1,146                1,067          1,146               1,067

FINANCIAL LIABILITIES
Payables                                              1,347                  891          1,347                 891
Deferred income                                         310                    -            310                   -
Lease liabilities                                       290                    -            290                   -
Unsecured loans                                           5                    2              5                   2

All financial assets and liabilities are not readily traded on organised markets in a standardised form.

Unrecognized Financial Instruments

There were no unrecognized financial instruments as at June 30, 2002 (June 30, 2001: nil).


18.      COMMITMENTS

(I)      SUPERANNUATION COMMITMENTS

         The Company and its controlled entities contribute to a standard employer sponsored defined contribution superannuation fund. Employee contributions are based on various percentages of their gross salaries to provide benefit for employees and their dependents on retirement, disability or death.


(II)     CAPITAL EXPENDITURE COMMITMENTS


                                                                                             2002             2001
                                                                                           A$'000           A$'000

Contracted but not provided for and payable not later than one year.                        7,418                6
                                                                                  ------------------ ----------------

$7,158,000 of the above capital commitment is an estimate of the actual costs to complete the construction of the entity's new building in Adelaide. The funding of this building is provided by the State Government of South Australia and is disclosed as an unused financing arrangement facility in Note 27 to these accounts.

(III)    FINANCE LEASE COMMITMENTS

The Company has no finance lease commitments as at June 30, 2002 (2001: nil).


(IV)     OPERATING LEASE COMMITMENTS


                                                                           2002          2001          2000
                                                                         A$'000        A$'000        A$'000

Future operating lease rentals of plant and equipment, not provided for in the financial statements and payable:

Not later than one year                                                      55            60            75
Later than one year but not later than two years                             27            43            55
Later than two years but not later than three years                           2            20            24
Later than three years but not later than four years                          -             -             -
Later than four years but not later than five years                           -             -             -
Later than five years                                                         -             -             -
                                                                     -------------    ------------ -------------

                                                                             84           123           154
                                                                     -------------    ------------- -------------


19.      CONTINGENT LIABILITIES

IN RESPECT OF RELATED BODIES CORPORATE:

Pursuant to an ASIC Class Order 98/1418 dated August 13, 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgment of financial reports.

It is a condition of the Class Order that the company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd
BresaGen Marketing Pty Ltd
BresaGen Transgenics Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at June 30, 2002, is reflected by the holding company's statement of financial performance and statement of financial position presented on pages F3 & F4.

IN RESPECT OF BUSINESS UNDERTAKINGS:

RESEARCH AND DEVELOPMENT SYNDICATE

The Company, through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1, formed to further research and develop transgenic pig technology. This Syndicate was wound up in October 2000.

INDEMNITY

A condition imposed by the Syndicate's majority investor before they invested in the Syndicate was in the event that any of the stated taxation assumptions of the Syndicate are not met, the Company has agreed to indemnify the Syndicate's majority investor, Macquarie Acceptances Ltd, in relation to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). We also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

We agreed to these conditions as obtaining funding from the Syndicates majority investor was critical at the time. We obtained taxation advice at the time that confirmed that the stated taxation assumptions were valid. We therefore accepted these risks in order to secure this investment.

TAX AUDIT

The ATO has issued amended assessments in relation to this Syndicate. Objections to these amended assessments have been lodged with the ATO, the ATO subsequently disallowed these objections. An application was lodged with the Administrative Appeals Tribunal (AAT) for a review of the ATO's decision to disallow these objections. In September 2002, the AAT allowed the objections. The ATO has subsequently appealed this decision to the Federal Court of Australia.

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

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

19.      CONTINGENT LIABILITIES (CONT'D)

IN RESPECT OF BUSINESS UNDERTAKINGS (CONT'D):

RESEARCH AND DEVELOPMENT SYNDICATE (CONT'D)

The Company would also be required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and would by discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. No more than 50,000 shares will be issued in any six month period. As at June 30, 2002 the Company had issued 197,662 (2001:147,662) shares reducing the BresaGen Liability Cap to A$769,034 (2001:A $827,534). Payment of this amount would more than likely have a material adverse effect on our consolidated financial statements and financial condition. The Company does not consider the payment of this amount to be probable due to the successful appeal made by the Macquarie Bank company to the AAT.

In consideration for limiting this contingent liability, the Company issued 750,000 options to Macquarie Acceptances Ltd, with an exercise price of A$1, at the same time as the Company issued shares as a result of the initial public offering. Of the 750,000 options, 50,000 were exercised on August 31, 2001 (Note
14) with the remaining 700,000 expiring on September 15, 2001.

START PROGRAM GRANT

Under the R&D START Program Grant the Commonwealth may require the Company to repay the amount of the Grant together with interest and/or vest the Project Intellectual Property to the Commonwealth in either of the following circumstances;

a) the Company is deemed not to have used reasonable efforts to successfully commercialise the Project within 2 years of the receipt of the final grant instalment; or

b)    upon termination of the Grant due to breach of agreement or insolvency.

In addition, should the Company create an Encumbrance over the Project Intellectual Property, the Commonwealth may require the Company to pay 50% of the monetary value of the benefits received as a result of the breach. The total amount receivable under the terms of the E21R Grant was A$2,929,500. As at June 30, 2002, all funds had been received. The total amount receivable under the terms of the Cell Therapy Grant is A$4,928,550. As at June 30, 2002 A$2,714,446 had been received.


20.      CONTROLLED ENTITITES

PARTICULARS IN RELATION TO CONTROLLED ENTITIES
                                                             CLASS OF      ECONOMIC ENTITY INTEREST
                                                                SHARE
BRESAGEN LIMITED                                                                2002           2001
Controlled Entities                                                                %              %

Metrotec Pty Ltd                                           Ordinary              100            100
BresaGen Investments Pty Ltd *                             Ordinary              100            100
BresaGen Marketing Pty Ltd                                 Ordinary              100            100
BresaGen, Inc                                              Ordinary              100            100
BresaGen Transgenics Pty Ltd (formerly Macquarie           Ordinary              100            100
Syndicate No 3 Pty Ltd)

* Includes 169,250 preference shares in BresaGen Investments Pty Ltd held by BresaGen Limited.

All controlled entities except BresaGen, Inc were incorporated in Australia. BresaGen, Inc was incorporated in USA.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


20.      CONTROLLED ENTITITES (CONT'D)

ACQUISITION OF CONTROLLED ENTITIES

No new entities were acquired during the financial year.

During the prior financial year, the consolidated entity purchased 100% of the voting shares of BresaGen Transgenics Pty Ltd (formerly Macquarie Syndicate No 3 Pty Ltd) and also formed BresaGen, Inc into which CytoGenesis, Inc was merged with CytoGenesis shares being subsequently cancelled. Details of the prior year acquisitions were as follows:


CYTOGENESIS, INC.                                                           2002            2001
                                                                          A$'000          A$'000
Consideration - cash
Cash acquired                                                                -           2,325
Capitalized costs of acquisition                                             -            (735)
                                                                 ---------------- ---------------
                                                                             -           1,590
Net inflow of cash
                                                                 ---------------- ---------------

Fair value of net assets of entity acquired:
Cash assets                                                                  -           2,325
Receivables                                                                  -             145
Intangibles                                                                  -          27,356
Accounts payable                                                             -            (730)
Provisions                                                                   -             (29)
                                                                 ---------------- ----------------
                                                                             -          29,067

Discount on acquisition                                                      -         (16,446)
                                                                 ---------------- ---------------
Consideration                                                                -          12,621

COST OF ACQUISTION
Consideration:
Shares (market value)                                                        -          11,652
Options (Black - Scholes)                                                    -             234
Capitalized costs                                                            -             735
                                                                 ---------------- ---------------
                                                                             -          12,621


BRESAGEN TRANSGENICS PTY LTD (FORMERLY MACQUARIE SYNDICATE NO 3 PTY LTD)

The consideration for the acquisition was nil and the fair value of the net assets of the entity acquired were nil.


21.      INVESTMENTS IN ASSOCIATED COMPANIES

BresaGen Xenograft Marketing Pty Ltd (the associated company) is responsible for marketing the applications of the Xenograft Syndicate Technology in both the research and commercialisation periods. The Company has 50% ownership of the associated company. The equity accounted value of the investment has been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment. BresaGen Xenograft Marketing Pty Ltd's operating result for the year was a profit of A$3,536 (2001: loss A$7,962 and 2000: loss A$825). The Company's share of BresaGen Xenograft Marketing Pty Ltd's accumulated losses not brought to account via equity accounting at June 30, 2002 is A$11,243 (2001:A$13,025 and 2000: A$9,044).

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002




                                                                             2002           2001        2000
                                                                              A$             A$          A$

22.      REMUNERATION OF   DIRECTORS & EXECUTIVES

DIRECTORS REMUNERATION
Total income paid or payable, or otherwise made available,
to all directors of the companies in the consolidated entity from the Company or any related party including the managing director of the holding company. (includes Directors' fees
of A$169,336 (2001: A$143,377 and 2000: A$120,120)                        1,242,115    1,058,000     335,434


Directors' income includes amounts paid by the Company during the year to indemnify directors, but does not include insurance premiums paid by the Company or related parties in respect of Directors' and Officers' Liabilities and Legal Expenses insurance contracts.


                                                                             2002          2001        2000
                                                                               A$            A$          A$
EXECUTIVES REMUNERATION
Executive officers are those officers, other than executive
directors, involved in the strategic direction, general
management or control of business at a company or operating
division level.
Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by
executive officers of the Company and of controlled entities
whose income is A$100,000 or more.                                          505,669       579,233     482,260


23.      AUDITORS' REMUNERATION


                                                                             2002          2001          2000
                                                                               A$            A$            A$
Amounts received or due and receivable by
the auditors of the Company for:
- audit services                                                           32,000        25,750        22,000
- other audit regulatory services                                          52,250           750             -
                                                                      -------------- ------------- -------------
                                                                           84,250        26,500        22,000
Other services
- taxation services                                                         5,336        21,969         7,450
- other assurance services                                                 48,200        26,750        73,299
                                                                      -------------- ------------- -------------
                                                                           53,536        48,719        80,749

                                                                      -------------- ------------- -------------

Total                                                                     137,786        75,219       102,749
                                                                      -------------- ------------- -------------


Other audit regulatory services and other assurance services are primarily costs incurred in relation to the Company's US-GAAP audit opinions required in relation to our American Depository Receipts (ADR) SEC filings.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


24.      RELATED PARTIES

DIRECTORS

The names of persons who were directors of BresaGen Limited during the financial year are J Hasker, JR Smeaton, PR Hart, PR Jenkins, CA Juttner, J Kucharczyk, R Mazzocchi, GN Vaughan.

Details of directors' remuneration are set out in Note 22.

DIRECTORS' HOLDINGS OF SHARES AND SHARE OPTIONS

The interests of directors of the reporting entity and their director-related entities in shares and share options of entities within the consolidated entity at year end are set out below:


                                                                             2002              2001
                                                                      NUMBER HELD       Number Held
BresaGen Limited
- Ordinary Shares                                                       1,778,104         1,773,104
- Options over Ordinary Shares                                            776,782         1,141,964

DIRECTORS' TRANSACTIONS IN SHARES AND SHARE OPTIONS

During the year 5,000 shares were purchased by a related entity of a director of the Company.

OTHER TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

Dr Kucharczyk acted as a consultant to BresaGen, Inc during the financial year. The amount expensed during the year relating to this consultancy was $442,960. The significant terms of Dr Kurcharczyk's consulting agreement were;

o to provide services as an independent consultant within the Company's Cell Therapy division;

o payment of monthly consulting fee of $US20,500, later reduced to $18,417 by mutual agreement; and

o the initial agreement was to terminate on November 1, 2001 however this was extended to January 2003 by mutual agreement.


                                                                 2002           2001           2000
                                                                   A$             A$             A$

LOANS TO DIRECTORS

Dr AJ Robins                                                    287,813        203,072              -

Dr AJ Robins is a director of BresaGen, Inc. A loan totalling $196,385 (US$100,000) was made to Dr Robins in December 2000 and a further $94,868 (US$50,000) in August 2001. Interest is payable on the loan at 6.0% p.a. The principal and interest is repayable on the second anniversary of the loan or the sale of the borrowers Australian residence. Interest payments are required after the first anniversary of the loan or at some other mutually agreed time. Interest receivable on the loan totalled $21,524 at June 30, 2002 ($6,687: June 30, 2001). The loan is denominated in US dollars and converted to Australian dollars at the rate applicable on balance date.

OTHER RELATED PARTIES

TRANSACTIONS

Adelaide University and its controlled entity, Adelaide Research and Innovation Pty Ltd (formerly Luminis Pty Ltd) are related parties of the consolidated entity.

During the year the following transactions were entered into in the ordinary course of business and on normal terms and conditions.


                                                                           2002             2001          2000
                                                                         A$'000           A$'000        A$'000
REVENUE
Cost reimbursement                                                            -               41           103
Collaborative Research Grants                                                75               55             -

EXPENDITURE
(I)      UNIVERSITY OF ADELAIDE
Rent and other occupancy costs                                               72               73            61
Reimbursement for research materials and consumables used                    53               78            48
Contributions to Collaborative Research Grants                              118               87            20
Consultancy Fees                                                             52               47            71

(II)     ADELAIDE RESEARCH AND INNOVATION
Directors' fees                                                               -                -            13
Consultancy Fees                                                              -                6             1
Royalties                                                                    27               22            11
Contract Research                                                         2,080            1,361           612


BALANCES

The aggregate amounts receivable from and payable to Adelaide University and Adelaide Research and Innovation Pty Ltd by the consolidated entity at balance date:


                                                                                            2002          2001
                                                                                          A$'000        A$'000
RECEIVABLES
Current                                                                                       68            17
                                                                                        ----------- -------------

CREDITORS AND OTHER LIABILITIES
Current                                                                                      181            70
                                                                                        ----------- -------------


25.      EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of A$11,861,000 has been used to calculate basic and diluted earnings per share.

The company has only one class of ordinary shares with no variation in the entitlement to dividends.

The 5,248,516 (2001: 11,176,424) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at June 30, 2002, it is not probable that options will be exercised at any time in the near future.


                                                                          2002            2001             2000
Weighted average number of potential ordinary shares used in
the calculation of basic and diluted earnings per share             54,341,190      46,371,664       29,313,967
                                                                 ---------------- --------------- ----------------

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


26.      NOTES TO THE STATEMENTS OF CASH FLOWS

(I)      RECONCILIATION OF CASH

For the purpose of the Statement of Cash Flows, cash at the end of the financial year as shown in the Statement of Cash Flows is as per the disclosure below.


                                                                             2002           2001          2000
                                                                           A$'000         A$'000        A$'000
Cash at bank and on hand                                                        2,138           2,410             837
Bank short term deposits and commercial bills                                  14,088          23,423          10,379
                                                                              -------         -------         -------

                                                                               16,226          25,833          11,216

(II) RECONCILIATION OF OPERATING PROFIT AFTER INCOME
     TAX TO NET CASH PROVIDED BY OPERATING ACTIVITIES

OPERATING PROFIT/(LOSS) AFTER INCOME TAX                                      (11,861)         (6,496)         (3,342)

ADD/(LESS) ITEMS CLASSIFIED AS INVESTING/FINANCING ACTIVITIES:
o        (Profit)/loss on sale of non-current assets                               20               9               3
o        Finance charges on capitalized leases                                      -               5              10
o        Shares issued in lieu of cash                                             59               -               -

ADD/(LESS) NON-CASH ITEMS:
o        Amortization of patents                                                    8               8               8
o        Amortization of core technology licences                                  46              97              76
o        Amortization of intellectual property                                    188              92              94
o        Amortization of leasehold improvements                                     1               4               -
o        Write off of intangibles                                               2,583               -               -
o        Employee provisions                                                      269             261             244
o        Depreciation of plant and equipment                                      196             243             120
o        Loss on write back of loan                                                 3               1               -
o        Foreign currency translation gain                                         20             (17)              -
                                                                              -------         -------         -------
NET CASH USED IN OPERATING ACTIVITIES BEFORE CHANGE IN ASSETS AND
LIABILITIES                                                                    (8,468)         (5,793)         (2,787)
                                                                              -------         -------         -------

CHANGE IN ASSETS AND LIABILITIES DURING THE FINANCIAL YEAR ADJUSTED FOR EFFECTS
OF PURCHASE AND DISPOSAL OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR:
(Increase)/decrease in inventories                                               (105)             21              69
(Increase)/decrease in prepayments                                                (92)             62             (39)
(Increase)/decrease in trade debtors                                               98               5            (123)
(Increase)/decrease in other debtors                                               35            (474)            (28)
(Increase)/decrease in other loans                                                 16               -               -
(Increase)/decrease in loan to associated entity                                    3               -               -
(Decrease)/increase in deferred income                                            310            (186)             (9)
(Decrease)/increase in trade creditors                                             34            (340)            (95)
(Decrease)/increase in other creditors                                            422               1               -
(Decrease)/increase in employee provisions                                       (223)           (229)           (188)
                                                                              -------         -------         -------

NET CASH USED IN OPERATING ACTIVITIES                                          (7,970)         (6,933)         (3,200)
                                                                              -------         -------         -------

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


26.      NOTES TO THE STATEMENTS OF CASH FLOWS (CONT'D)

(III)    NON-CASH FINANCING AND INVESTMENT ACTIVITIES

During the financial year the consolidated entity acquired property, plant and equipment with an aggregate fair value of Nil (2001: A$32,534) by means of finance leases. In the prior financial year, the consolidated entity acquired an overseas subsidiary by the issue of shares and options valued at A$12,620,600 (Note 20). These acquisitions are not reflected in the Statements of Cash Flows.


                                                                                            2002            2001
                                                                                          A$'000          A$'000
27.      FINANCING ARRANGEMENTS

THE CONSOLIDATED ENTITY HAS ACCESS TO THE FOLLOWING LINES OF CREDIT:

TOTAL FACILITIES AVAILABLE:
Autopay facility                                                                             185             150
Company credit cards                                                                          21              21
Long term loan                                                                             8,024               -
Performance guarantee                                                                          -               1
                                                                                ------------------- ---------------

                                                                                           8,230             172
                                                                                ------------------- ---------------
FACILITIES UTILISED AT BALANCE DATE:
Autopay facility                                                                               -               -
Company credit cards                                                                          10               4
Long term loan                                                                               290               -
Performance guarantee                                                                          -               -
                                                                                ------------------- ---------------

                                                                                             300               4
                                                                                ------------------- ---------------
FACILITIES NOT UTILISED AT BALANCE:
Autopay Facility                                                                             185             150
Company credit cards                                                                          11              17
Long term loan                                                                             7,734               -
Performance guarantee                                                                          -               1
                                                                                ------------------- ---------------

                                                                                           7,930             168
                                                                                ------------------- ---------------

The Autopay and Company Credit Card facilities described above are secured by a letter of acknowledgment by the Company that any monies that become owing or payable to the Company's bankers, from the use of those facilities, may be applied against deposits at call held with the bank totalling A$206,000 (2001:
A$179,340) at balance date.

The long-term loan is secured against land and buildings.

28.      EMPLOYEE ENTITLEMENTS

Aggregate liability for employee entitlements including on-costs are disclosed in Note 12 to these accounts.


NUMBER OF EMPLOYEES


                                                                                           2002             2001

Number of employees at year end                                                              54               53

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


28.      EMPLOYEE ENTITLEMENTS (CONT'D)

EMPLOYEE SHARE OPTIONS SCHEMES

Employee Options Incentive Plan post June 24, 1999

The details of the plan were included in the Company's initial Prospectus dated July 23, 1999.

Eligibility: To be eligible to participate in the Plan the person must be:

o an employee of any BresaGen Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine); or

o    be a Director of a BresaGen Company; or

o employed by Luminis Pty Ltd as a researcher on the Cell Therapy Project for a continuous period of not less than 12 months.

Exercise Price: The exercise price of any option is the amount determined by the directors. The exercise price must not be less than $0.20 per share. Exercise
Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death or retirement.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

Employee Options Incentive Plan pre June 24, 1999

This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated July 23, 1999.

BresaGen issued 2,467,084 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercise price under the previous Plan was $1.00 per option on a pre-capital reconstruction basis. Exercise Period: The exercise period could not exceed 5 years.


Management Option Plan

The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on November 9, 2000.

The Company issued 1,000,000 options to management under an option plan established in November 2000, at the time of the merger of CytoGenesis, Inc. with BresaGen, Inc. The terms of these options have been structured in such a way as to provide management with an incentive to work towards realising the benefits of this merger.

Exercise Price: $1.50 per option.
Vesting Terms:

325,000 options are exercisable on BresaGen's share price trading at $2.00 or above for 5 consecutive days. 325,000 options are exercisable on BresaGen's share price trading at $2.50 or above for 5 consecutive days. 350,000 options are exercisable on BresaGen's share price trading at $3.00 or above for 5 consecutive days.

Exercise Period: All options will lapse five years after issue.

Details of the options outstanding under the above plans are set out on the following page;

28.               EMPLOYEE ENTITLEMENTS (CONT'D)

THE TOTAL NUMBER OF EMPLOYEE OPTIONS ISSUED AND OUTSTANDING ARE AS FOLLOWS:


                                                                                                             Total options
Issue date        Expiry date       Exercise  Options       Options       Total options    Total options   not available as
                                       price    Issued   exercised and    available to    not yet vested        lapsed
                                                         shares issued    be exercised                     unexercised Note
                                                                                                                  (a)
                                                           2002    2001    2002     2001     2002    2001     2002      2001
                                                  `000     `000    `000    `000     `000     `000    `000     `000      `000
Sept 25, 1996     Sept 24, 2001        $0.85     1,636    1,017     562       -    1,071        -       -      619         3
Oct 31, 1997      Oct 31, 2002         $1.10       365        -       -     365      365        -       -        -         -
Jul  01, 1999     Jun 30,  2004        $1.00        25        -       -      25       25        -       -        -         -
Oct 18, 1999      Oct 18, 2009         $1.00       825       43      43     499      252      249     503       34        27
Nov 29, 1999      Nov 29, 2009         $1.00       220        -       -     147       73       73     147        -         -
Nov 29, 1999      Nov 29, 2009         $1.48       125        -       -      67       33       33      67       25        25
Jul 24, 2000      July 24, 2010        $1.51        20        -       -       7        -       13      20        -         -
Oct 10, 2000      Oct 10,  2010        $1.50       432        -       -     142        -      283     432        7         -
Nov 09, 2000      Nov 08, 2005         $1.50     1,000        -       -       -        -    1,000   1,000        -         -
May 18, 2001      Apr 01, 2006         $1.50       238        -       -      32        -       63     238      142         -
Sep 06, 2001      Sep 06, 2011         $1.09        35        -       -       -        -       35       -        -         -
Oct 12, 2001      Oct 12, 2011         $0.89       120        -       -       -        -      120       -        -         -
Dec 17, 2001      Dec 17, 2011         $1.06        45        -       -       -        -       45       -        -         -
Feb 04, 2002      Feb 04, 2012         $1.13        50        -       -       -        -       50       -        -         -
                                              --------- -------- ------- ------- -------- -------- ------- -------- ---------
                                                 5,136    1,060     605   1,284    1,819    1,964   2,407      828        55
                                              --------- -------- ------- ------- -------- -------- ------- -------- ---------


The total number of employee options outstanding disclosed in Note 15 to these accounts is 3,248,000 (2001: 4,226,000) being the total of all options available to be exercised plus those not as yet vested.

The terms and conditions of the options shown above are set out on the preceding page.

(a) Total options not available as lapsed unexercised result from:

o    options not being exercised by the expiry date; or

o options lapsing due to the optionholder ceasing to be an employee for any reason other than death or retirement.

The market value of the shares on the dates the options were exercised ranged from A$0.88 to A$1.18 for options exercised during the 2002 financial year.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


29.      EVENTS SUBSEQUENT TO BALANCE DATE

On July 23, 2002 it was announced that the collaborative agreement between the Company and British Biotech to develop the drug E21R was formally terminated. The decision to terminate was made following British Biotech's decision to stop Phase II clinical trials of the drug as new pre-clinical study data failed to confirm the Company's earlier assessment of commercial prospects.

Following the termination of the contract with British Biotech the Company implemented a restructuring program and on July 29, 2002 nine redundancies were announced. The cost of the redundancies was approximately A$70,000.

The financial effects of the above redundancies have not been brought to account in the financial statements for the year ended June 30, 2002. Adjustments have been made at June 30, 2002, to write off all stock and intellectual property, with values of A$267,000 and A$2,583,000 respectively, related to the drug E21R. The termination of the agreement provided additional information with respect of conditions that existed at balance date, in that the clinical trials would not be continuing as pre-clinical data could not be repeated.

30.      SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Cell Therapy                      Research to develop treatment for disease
                                  through the use of embryonic stem cells.

Reproductive Biotechnology        Research to improve the efficiency of
                                  proprietary cloning methodology and develop xenotransplant technologies in pigs.

Protein Pharmaceuticals           Research and production of cost effective
                                  technology to express and purify recombinant proteins on a commercial scale.

GEOGRAPHICAL SEGMENTS

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments operate geographically as follows:

Australia                         Sales of the registered drug EquiGen(R) to
                                  veterinarians, receipt of grant revenue from the Australian government for research work and contract research income to conduct specific research.

United States                     Sales of the registered drug EquiGen(R)
                                  to veterinarians and human growth hormone to research organisations.

United Kingdom                    Sales of E21R and milestone payments
                                  received from British Biotech, a company with which BresaGen formerly held a collaborative agreement.

Other Sales principally in the Middle East, Europe and New Zealand of the registered drug EquiGen(R).

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002




30.      SEGMENT INFORMATION                              CELL THERAPY                          REPRODUCTIVE
         (CONT'D)                                                                              BIOTECHNOLOGY

PRIMARY REPORTING                                2002         2001         2000        2002         2001         2000
Business Segments                               $'000        $'000        $'000       $'000        $'000        $'000
REVENUE
Total Segment revenue                           1,358        1,046            -         732          817          610
Other unallocated revenue

TOTAL REVENUE                                   1,358        1,046            -         732          817          610

RESULT
Segment result                                 (5,299)      (3,433)      (1,017)        (23)         (26)        (207)
Unallocated corporate expenses


Profit from ordinary activities before
income tax
Income tax expense


NET PROFIT

Depreciation and amortization                      14           82            -           6           11           18
Non-cash expenses other than depreciation
and amortization                                    5           15            -          37           28           30
INDIVIDUALLY SIGNIFICANT ITEMS
Write off on Intangibles                            -            -            -           -            -            -
Inventory write-off                                 -            -            -           -            -            -

ASSETS
Segment assets                                 13,277       13,145        2,000         416          192           37
Unallocated corporate assets

CONSOLIDATED TOTAL ASSETS

Liabilities
Segment liabilities                               518            2            -         166          136          110
Unallocated corporate liabilities

CONSOLIDATED TOTAL LIABILITIES

ACQUISITIONS OF NON-CURRENT ASSETS                120          150            -           9            1            7
Unallocated acquisition of non-current
assets

CONSOLIDATED ASSET ACQUISITIONS


30.      SEGMENT INFORMATION                               PROTEIN                              CONSOLIDATED
         (CONT'D)                                      PHARMACEUTICALS

PRIMARY REPORTING                                2002         2001         2000         2002         2001         2000
Business Segments                               $'000        $'000        $'000        $'000        $'000        $'000
REVENUE
Total Segment revenue                           2,546        2,587        1,528        4,636        4,450        2,138
Other unallocated revenue                                                              1,413        1,321          693
                                                                                     ---------------------------------
TOTAL REVENUE                                   2,546        2,587        1,528        6,049        5,771        2,831

RESULT
Segment result                                 (3,907)        (756)        (775)      (9,229)      (4,215)      (1,999)
Unallocated corporate expenses                                                        (2,632)      (2,281)      (1,343)
                                                                                     ---------------------------------

Profit from ordinary activities before                                               (11,861)      (6,496)      (3,342)
income tax
Income tax expense                                                                         -            -            -
                                                                                     ---------------------------------

NET PROFIT                                                                           (11,861)      (6,496)      (3,342)

Depreciation and amortization                     370          295          222          390          388          240
Non-cash expenses other than depreciation
and amortization                                  131          123          148          173          166          178
INDIVIDUALLY SIGNIFICANT ITEMS
Write off on Intangibles                       (2,583)           -            -       (2,583)           -            -
Inventory write-off                              (267)           -            -         (267)           -            -

ASSETS
Segment assets                                  2,175        5,022        4,773       15,868       18,359        6,810
Unallocated corporate assets                                                          18,604       26,373       15,722
                                                                                     ---------------------------------
CONSOLIDATED TOTAL ASSETS                                                             34,472       44,732       22,532

Liabilities
Segment liabilities                               355          287          220        1,039          425          330
Unallocated corporate liabilities                                                      1,567        1,076        1,086
                                                                                     ---------------------------------
CONSOLIDATED TOTAL LIABILITIES                                                         2,606        1,501        1,416

ACQUISITIONS OF NON-CURRENT ASSETS                278          296          317          407          447          324
Unallocated acquisition of non-current
assets                                                                                 1,798          110           61
                                                                                     ---------------------------------
CONSOLIDATED ASSET ACQUISITIONS                                                        2,205          557          385

30.  SEGMENT INFORMATION (CONT'D)                          AUSTRALIA                            UNITED STATES

                                                 2002         2001         2000         2002         2001         2000
                                                $'000        $'000        $'000        $'000        $'000        $'000
SECONDARY REPORTING
Geographical Segments
External segment revenue by location of
customers                                       2,891        3,121          942          735          608        1,168


Segment assets by location of assets            4,827        7,386        6,810       11,041       10,973            -
Acquisition of non-current assets                 390          374          324           17           73            -



30.  SEGMENT INFORMATION (CONT'D)                       UNITED KINGDOM                              OTHER

                                                 2002         2001         2000         2002         2001         2000
                                                $'000        $'000        $'000        $'000        $'000        $'000
SECONDARY REPORTING
Geographical Segments
External segment revenue by location of
customers                                         797          611            -          213          110           28


Segment assets by location of assets                -            -            -            -            -            -
Acquisition of non-current assets                   -            -            -            -            -            -



30.  SEGMENT INFORMATION (CONT'D)                        CONSOLIDATED

                                                 2002         2001         2000
                                                $'000        $'000        $'000
SECONDARY REPORTING
Geographical Segments
External segment revenue by location of
customers                                       4,636        4,450        2,138


Segment assets by location of assets           15,868       18,359        6,810
Acquisition of non-current assets                 407          447          324




Major customers

For the period ended June 30, 2002 the company received 35% (2001: 34% and 2000:
21%) of its total revenue from Government Grants. In addition, the Company received 13% (2001: 10% and 2000: nil) of its total income from British Biotech, a company with whom a major contract was in place for the licensing and marketing of E21R, a product within our Protein Pharmaceuticals division. The sale of hGH to one US based customer accounted for 5% (2001: 5% and 2000: nil) of total revenue. In 2000, 32% of total revenue was received from a US company funding research in our Reproductive Biotechnology division.

Unallocated corporate costs and revenues

Unallocated corporate expenses are comprised of corporate staff wages and related benefits and overheads. Also included are filing and share registry fees, consultants fees paid in relation to corporate matters, directors fees and costs and other administrative type costs. Unallocated corporate revenue is principally comprised of interest income and in 2002 also grant revenue received in relation to the new building.

Unallocated corporate assets and liabilities

Unallocated corporate assets are principally comprised of cash and other debtors. Unallocated corporate liabilities are principally comprised of trade creditors and provisions in relation to corporate staff.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


31.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
INFORMATION

BresaGen is a biotechnology company focussed on the commercialisation of healthcare products. Our core business strategy is to develop a strong portfolio of high margin, proprietary, research-based products in three key business areas with core expertise in:

o the development and manufacture of therapeutic proteins using recombinant DNA technology (Protein Pharmaceuticals Division);

o embryonic stem cell research including cell delivery and imaging (Cell Therapy Division); and

o cloning and transgenics technology relating to xenotransplantation and productivity improvement in animal production (Reproductive Biotechnology Division).

We conduct research in laboratories located in Adelaide, Australia and Athens, Georgia, USA. We also contract out research in both Australia and the US. We have a protein manufacturing plant in Adelaide, Australia.

The Company's commercial success is dependent on our technology not infringing patents and proprietary rights of others. In the event our technologies do infringe on the rights of others or we require the use of discoveries and technology controlled by third parties, we may be prevented from pursuing research, development or commercialisation of potential products or may be required to obtain licences to these patents of other proprietary rights or develop alternative technologies. If we do not obtain the necessary licenses of alternative technologies, we may be delayed or prevented from pursuing the development of some potential products.

The Company will continue to review the need to seek additional funding through public and private financing and/or through collaborations or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favourable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, we may be required to reduce the scope of our development plans.

The consolidated financial report of BresaGen Limited is prepared in accordance with Generally Accepted Accounting Principles applicable in Australia ("Australian GAAP") (refer note 1) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


31.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(US GAAP) INFORMATION (CONT)

The following are reconciliations of the operating loss after income tax, shareholders' equity and total assets, applying US GAAP instead of Australian GAAP.


                                                                                       2002            2001
                                                                         Note        A$'000          A$'000
OPERATING LOSS AFTER INCOME TAX REPORTED UNDER AUSTRALIAN GAAP

(11,861) (6,496)
Items having the effect of (decreasing) reported income (total tax impact of adjustments shown separately);

Stock compensation expense                                               (i)           (121)           (375)
Amortization of intangibles                                              (ii)            88              (8)
Write off of acquired in-process research and development                (ii)             -         (10,910)
Reversal of Australian GAAP writeoff already written off for US GAAP
                                                                         (ii)         2,220               -
Fee income deferred                                                     (iii)          (200)           (460)
Discount on long term loan not recognized                               (iii)          (247)              -
Recognition of fee income deferred                                      (iii)            30              30
Share issue costs                                                        (iv)              -           (121)
                                                                                -------------- ---------------
NET LOSS REPORTED UNDER US GAAP                                                     (10,091)        (18,340)
                                                                                -------------- ---------------

Basic and Diluted loss per share (Australian cents) according to US
GAAP                                                                                     (18)            (40)


                                                                                       2002            2001
                                                                         Note        A$'000          A$'000
SHAREHOLDERS' EQUITY REPORTED UNDER AUSTRALIAN GAAP
                                                                                       31,866          43,231
Items having the effect of (decreasing) reported shareholders' equity;

Intellectual property, net of amortization                               (ii)        (12,399)        (14,707)
Long term non-interest bearing loans                                    (iii)           (341)            (94)
Deferred revenue                                                        (iii)           (600)           (430)

                                                                                --------------  ---------------
SHAREHOLDERS' EQUITY REPORTED UNDER US GAAP                                            18,526          28,000
                                                                                --------------  ---------------


TOTAL ASSETS REPORTED UNDER AUSTRALIAN GAAP                                          34,472          44,732
Items having the effect of (decreasing) reported total assets;

Intellectual property, net of amortization                               (ii)       (12,399)        (14,707)


                                                                                ---------------  --------------
TOTAL ASSETS REPORTED UNDER US GAAP                                                  22,073          30,025
                                                                                --------------   ---------------

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION
(CONT)

The following table includes a statement of financial performance prepared in accordance with Australian GAAP but presented in a US GAAP format.

                                                        2002               2001
                                                      A$'000             A$'000
Revenues:
     Sales revenue                                    1,473               1,187
     Contract research revenue                          747                 817
     Fee revenue                                        510                 461
     Grant research revenue                           2,105               1,985
                                                    ---------------------------
Total revenues                                        4,835               4,450

Costs and expenses:
     Cost of sales                                      822                 639
     Contract research expenditure                      756                 843
     Grant research expenditure                       4,408               3,945
     Other research expenditure                       4,982               3,238
     Write off of intangibles                         2,583                   -
     Selling & marketing                                615                 412
     Administration                                   3,744               3,190
                                                    ---------------------------
Total costs and expenses                             17,910              12,267

                                                    ---------------------------
OPERATING LOSS                                      (13,075)             (7,817)
Other income:
     Interest income                                    964               1,296
     Net foreign exchange gain                            -                   6
     Discount on long term loans                        247                   -
     Other revenue                                        3                  19
                                                    ---------------------------
Total other income                                    1,214               1,321

                                                    ---------------------------
Loss before taxes                                   (11,861)             (6,496)
kProvision for income taxes
                                                    ---------------------------

NET LOSS                                            (11,861)             (6,496)
                                                    ---------------------------

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(i)      ACCOUNTING FOR STOCK-COMPENSATION PLANS

(a)      Employee Stock Options

In accordance with Australian GAAP we do not recognize the cost of options granted to employees. Under US GAAP SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) requires shares and options issued to employees to be recognized either using the fair value method or the intrinsic value method. We use the intrinsic value method specified by APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and its related interpretations to recognize the cost of options granted to employees. In accordance with APB No. 25, the Company does not recognize an expense for options granted to employees with an exercise price greater than or equal to the market price of the underlying share at the date of grant for US GAAP. Under US GAAP we have adopted the disclosure only alternative of SFAS No.123. This pro-forma compensation expense, determined using the Black Scholes options pricing model, is expensed over the vesting periods of each option grant.

In accordance with APB No. 25, the Company has recognized $121,000 and $375,000 for stock based employee compensation expense, for the years ended June 30, 2002 and 2001, respectively, in the determination of US GAAP net loss.

The Company has issued options to employees under two Employee Options Incentive Plans as disclosed in Note 28.

The following table summarises information about employee stock options outstanding and exercisable at June 30, 2002:


                                    EMPLOYEE OPTIONS OUTSTANDING                EMPLOYEE OPTIONS EXERCISABLE
                                          AT JUNE 30, 2002                            AT JUNE 30, 2002
                                                             WEIGHTED AVERAGE
                                                                    REMAINING                        WEIGHTED
  RANGE OF EXERCISE                       WEIGHTED AVERAGE   CONTRACTUAL LIFE                         AVERAGE
  PRICES                        OPTIONS     EXERCISE PRICE            (YEARS)         OPTIONS  EXERCISE PRICE

  A$0.89                        120,000              $0.89               9.29               -               -
  A$1.00-A$1.13               1,305,925              $1.02               6.46         853,147           $1.02
  A$1.48-A$1.51               1,640,000              $1.50               4.97       1,246,667           $1.50
                       -----------------                                       ---------------
                              3,065,925                                             2,099,814

The weighted average exercise prices and weighted average fair value for employee options granted whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock on the grant date is as follows:

                                            WEIGHTED AVERAGE EXERCISE PRICE     WEIGHTED AVERAGE FAIR VALUE
                                                JUNE              June             JUNE             June
                                                2002              2001             2002             2001
Exercise Price equals Market Price             A$1.09                 -            A$0.80              -
?xercise Price exceeds Market Price            A$1.13            A$1.50            A$0.84          A$0.54
Exercise Price less than Market Price          A$0.94            A$1.49            A$0.73          A$0.47

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION
(CONT)

(i)      ACCOUNTING FOR STOCK-COMPENSATION PLANS (CONT)

(a)      Employee Stock Options (cont)

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                                                            2002         2001
                                                                                          A$'000       A$'000

  US GAAP Net Loss as Reported                                                          (10,091)     (18,340)
                                                                                    ------------- ------------

  Pro Forma Loss                                                                        (10,444)     (18,843)
                                                                                    ------------- ------------

  Basic and diluted loss per share as reported - Australian cents                             18           40
                                                                                    ------------- ------------

  Pro Forma basic and diluted loss per share - Australian cents                               18           41
                                                                                    ------------- ------------


The fair value of stock based compensation was computed using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                        2002         2001

  Risk Free Interest Rate                                                              5.71%        5.90%
  Expected Dividend Yield                                                              0.00%        0.00%
  Expected Lives (years)                                                               10.00         6.36
  Expected Volatility                                                                  61.51%       50.90%

As of June 30, 2002, 3,065,925 options were outstanding to employees. A summary of stock option activity follows:

                                                                                          WEIGHTED AVERAGE
                                                                     NUMBER OF OPTIONS     EXERCISE PRICE
  OPTIONS OUTSTANDING AT JUNE 30, 2000                                     2,633,816           A$0.96
                                                                     ------------------ ---------------------
  Granted                                                                  1,700,000           A$1.50
  Exercised                                                                 (224,665)          A$0.88
  Cancelled/lapsed                                                           (55,318)          A$1.22
                                                                     ------------------ ---------------------
  OPTIONS OUTSTANDING AT JUNE 30, 2001                                     4,053,833           A$1.18
                                                                     ------------------ ---------------------
  Granted                                                                    250,000           A$1.00
  Exercised                                                                 (455,167)          A$0.85
  Cancelled/lapsed                                                          (782,741)          A$0.98
                                                                     ------------------ ---------------------
  OPTIONS OUTSTANDING AT JUNE 30, 2002                                     3,065,925           A$1.27
                                                                     ------------------ ---------------------

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION
(CONT)

(i)      ACCOUNTING FOR STOCK-COMPENSATION PLANS (CONT)

(b)      Options Issued to Third Parties

In accordance with Australian GAAP we do not recognize the cost of options granted to third parties unless the options form part of the purchase consideration of an acquisition of assets, in which case the fair value of the options forms part of the cost of acquisition. Under US GAAP compensation expense for stock options granted to third parties is measured at the fair market value of the stock options based on the Black-Scholes option pricing model and has been expensed at the time of issue of the options.

The Company issued 182,591 options to a consultant on October 31, 1997 in consideration for services performed on behalf of the Company. These options are exercisable at A$1.10 and expire on October 31, 2002.

On June 30, 1999, major shareholders were granted 915,225 options at an exercise price of A$1.10. These options expired on June 30, 2001. These `SEF Options' were granted in connection with the provision of a standby share issue facility to provide funding to the Company.

On September 21, 1999, major shareholders and Macquarie Acceptances Ltd were granted 4,750,000 options that were exercisable on or before September 21, 2001 at an exercise price of A$1.00. 50,000 of these options were exercised and the remaining 4,700,000 expired unexercised.

On November 9, 2000 as part of the merger of CytoGenesis, Inc., existing CytoGenesis, Inc. shareholders were granted 2,000,000 options which expire on November 8, 2005. These options vest on the same terms and have the same exercise price as the 1,000,000 options issued to the Company's management as described previously. On the same date advisors to the merger were granted 200,000 options which expired unexercised on June 30, 2002. The exercise price was A$1.50.

The following table summarises information about third party stock options outstanding and exercisable at June 30, 2002:

                                      NON-EMPLOYEE OPTIONS OUTSTANDING              NON-EMPLOYEE OPTIONS
                                              AT JUNE 30, 2002                  EXERCISABLE AT JUNE 30, 2002
                                                             WEIGHTED AVERAGE
                                                                    REMAINING                        WEIGHTED
    RANGE OF EXERCISE                     WEIGHTED AVERAGE   CONTRACTUAL LIFE                         AVERAGE
               PRICES           OPTIONS     EXERCISE PRICE            (YEARS)         OPTIONS  EXERCISE PRICE
  A$1.10                        182,591             A$1.10               0.34         182,591          A$1.10
  A$1.50                      2,000,000             A$1.50               3.36       2,000,000          A$1.50
                       -----------------                                       ---------------
                              2,182,591                                             2,182,591


The weighted average exercise prices and weighted average fair value for third party options granted whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock on the grant date is as follows:

                                           WEIGHTED AVERAGE EXERCISE PRICE     WEIGHTED AVERAGE FAIR VALUE
                                                JUNE             June             JUNE             June
                                                2002             2001           2002               2001
Exercise Price equals Market Price                 -                -              -                  -
Exercise Price exceeds Market Price                -                -              -                  -
Exercise Price less than Market Price              -           A$1.50              -             A$0.18

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION
(CONT)

(i)      ACCOUNTING FOR STOCK-COMPENSATION PLANS (CONT)

(b)      Options Issued to Third Parties (cont)

The fair value of the options granted to consultants and shareholders was computed using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                   2002             2001

Risk Free Interest Rate                              -              5.86%
Expected Dividend Yield                              -              0.00%
Expected Lives (years)                               -              4.73
Expected Volatility                                  -             47.07%



As of June 30, 2002, 2,182,591 options were outstanding to third parties. A summary of stock option activity follows:

                                                                                        WEIGHTED AVERAGE
                                                                NUMBER OF OPTIONS        EXERCISE PRICE
  OPTIONS OUTSTANDING AT JUNE 30, 2000                                    5,847,816          A$1.02
                                                               ---------------------------------------------
  Granted                                                                 2,200,000          A$1.50
  Exercised                                                                       -            -
  Cancelled/lapsed                                                        (915,225)          A$1.10
                                                               ---------------------------------------------
  OPTIONS OUTSTANDING AT JUNE 30, 2001                                    7,132,591          A$1.16
                                                               ---------------------------------------------
  Granted                                                                         -            -
  Exercised                                                                (50,000)          A$1.00
  Cancelled/lapsed                                                      (4,900,000)          A$1.02
                                                               ---------------------------------------------
  OPTIONS OUTSTANDING AT JUNE 30, 2002                                    2,182,591          A$1.47
                                                               ---------------------------------------------


(ii)     INTANGIBLES

Under Australian GAAP the Company has capitalized and amortized acquired intellectual property (IP). The written down value of IP acquired totals A$14,116,000 as at June 30, 2002 (A$16,524,000 at June 30, 2001). Under
Australian GAAP, IP is amortized from the time when the asset is first put into use, or held ready for use, on a systematic basis over the term of its useful life.

Under US GAAP acquired IP is subject to SFAS No. 2 "Accounting for Research and Development Costs" (SFAS No. 2), APB Opinion No. 17 "Intangible Assets" (APB No.
17) and the AICPA Practice Aid "Assets Acquired in a Business Combination to Be Used in Research and Development Activities" (AICPA Practice Aid). Under SFAS No. 2 and the AICPA Practice Aid intangibles purchased from others can only be capitalized and amortized as intangible assets if they have alternative future uses at the time of acquisition. Under APB No. 17 capitalized intangible assets should be amortized by systematic charges to income over the periods estimated to be benefited.

The Company acquired intellectual property (IP) in 1988 for A$4,000,000 relating to 5 specific patent applications. This has been written down to A$1,206,000 at June 30, 2002 under Australian GAAP as disclosed in note 9. Under US GAAP this amount has been written off as it would have been expensed as research and development costs at the time the costs were incurred as it did not have an alternative future use at the time of acquisition.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION
(CONT)

(ii)     INTANGIBLES (CONT)

The Company acquired further IP in September 2000 for A$2,000,000 relating to stem cell differentiation. This technology has potentially wide application to treat various disease types, it has been classified as core technology under US GAAP. For US GAAP purposes it remains capitalized under SFAS No. 2 and the AICPA Practice Aid and is being amortized over 20 years. Under Australian GAAP intangibles accounting policy amortization has not yet commenced.

In November 2000 the Company acquired IP totalling A$10,910,000 when it acquired CytoGenesis, Inc. (CytoGenesis was subsequently merged in to BresaGen, Inc.). This has been written off in accordance with US GAAP as it did not have an alternative future use at the time of acquisition.

Under Australian GAAP capitalized IP is amortized over the period in which corresponding benefits are expected to arise, commencing with the commercial production of the product.

(iii)    REVENUE RECOGNITION

In accordance with SAB101, US GAAP adjustments have been raised to defer revenue recognized under Australian GAAP. Under Australian GAAP revenue has been recognized for contracts at the time of entering into the contracts provided all terms and conditions enabling invoicing and payment of the specified amount have been met.

Details of the US GAAP adjustments are:
o The license fee received from British Biotech in 2001 was deferred and amortized over 15 years, being the average estimated life of the agreement. Subject to various termination provisions, the term of the agreement was set on a country by country basis and was due to terminate at the expiration or lapse of the various patents existing in that country or at the end of ten years from the launch of the product in a country where no such patents exist.

o A grant of A$200,000 was received from the Government as an incentive to construct a new premises in South Australia and increase employee numbers in South Australia. The amount was recorded as income under Australian GAAP as all terms and conditions to release the funds under the terms of the grant had been met. Under US GAAP, the amount has been deferred for ten years until all terms of recourse within the agreement have been satisfied.

o An A$250,000, 99 year interest free long term loan was received from the Government as an incentive to construct the new premises and increase employee numbers in South Australia. For Australian GAAP, the amount was discounted to its present value, and the A$247,000 discount recorded as revenue. Under US GAAP, the loans have been recorded at their face value and accordingly the income recorded under Australian GAAP reversed.

o An A$95,700, 99 year interest free loan was received for the Government of South Australia as incentive in 1982. For Australian GAAP the amount was discounted to its present value in 1982, and each subsequent year interest is being accreted to income. For US GAAP the loan would have been recorded at its face value in 1982 and no subsequent adjustments required. Accordingly, an adjustment to Shareholder's equity for US GAAP is required to account for the differing accounting treatment from prior years.

(iv)     SHARE ISSUE COSTS

For the year ended June 30, 2001, 100,000 (June 30, 2000: 47,662) shares were issued to a third party under an agreement, in lieu of cash payment of expenses. Under Australian GAAP no expense was recorded in the statement of financial performance. For US GAAP, an adjustment has been raised to record the expenditure in the statement of financial performance based on the market value of the shares at the date of issue.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION
(CONT)

(v)      BUSINESS COMBINATIONS

On November 15, 2000 BresaGen Limited acquired 100% of the common stock of a US company CytoGenesis, Inc. Simultaneously, CytoGenesis, Inc was merged into BresaGen, Inc, a United States based wholly owned subsidiary of BresaGen Limited.

The acquired company CytoGenesis, Inc. was a development stage biotech company whose mission was to improve the treatment of Parkinson's disease by utilising new and improved cell therapeutics in combination with proprietary cell delivery systems and imaging products. The company also intended to license its technology to others for the treatment of other chronic diseases.

The acquisition of CytoGenesis, Inc. was accounted for using the purchase method of accounting for business combinations in accordance with APB No. 16 "Business Combinations" (APB No. 16), with all current assets and liabilities acquired recorded at their fair value at the date of acquisition. Non-current assets were recorded at a reduction to their fair value, as the sum of the fair value of the net assets acquired exceeded the consideration. The consideration to acquire the company was A$12.6 million, through the issue of 7,192,818 of its ordinary shares at A$1.62 each, being their market price on November 15, 2000, and 2,200,000 options valued using the Black-Scholes method to CytoGenesis stakeholders and advisors to the acquisition, plus acquisition costs of A$735,000. There was no contingent consideration included as part of the acquisition agreement.

Of the 2,200,000 options, 2,000,000 were issued to CytoGenesis stockholders at a value of $183,000. The options were issued with a fair value of A$0.51cents (determined by the Black-Scholes model), and an 18% probability of vesting. The options contain price vesting points based upon future stock prices, with the probability of achieving these vesting points being calculated by assessing the likely future earnings profile of the Company. The remaining 200,000 options were issued to advisors to the acquisition at a value of A$51,000, using a price of A$0.255 per option determined by the Black-Scholes model.

The assumptions used in the Black Scholes Model for the above options were as follows:

                                                          CYTOGENESIS STAKEHOLDERS       ADVISORS TO THE ACQUISTION
                                                              2,000,000 options               200,000 options

Risk Free Interest Rate                                             5.86%                          5.81%
Expected Dividend Yield                                              0%                              0%
Expected Lives (years)                                             5 years                        2 years
Expected Volatility                                                 6.50%                          6.50%

The results of BresaGen, Inc. (formerly CytoGenesis, Inc) have been included in the consolidated statement of financial performance of BresaGen Limited for the year ended June 30, 2001, for the period since the date of acquisition, November 15, 2000 until the balance date of June 30, 2001.

In accordance with APB No. 16, we present below the unaudited pro-forma results of the combined business combination for the immediately preceding period, as though the companies had combined at the beginning of the preceding period. In addition to combining the historical results of operations of the two entities, the pro-forma calculations include adjustments for the effect on the consolidated entity's historical results of operations for additional amortization expense. These pro-forma results are unaudited and are presented in accordance with US GAAP.

                                                                        2001
                                                                      A$'000
   Revenue                                                             4,020
   Net loss                                                         (20,067)
   Basic and diluted loss per share (Aus cents)                         (41)

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION
(CONT)

(vi)     INCOME TAXES

Note 3 of these financial statements presents income taxes pursuant to Australian GAAP, which is equivalent in most major respects to US GAAP. Under Australian GAAP, nil income tax expense/(credit) is charged as the future income tax benefits of losses and deferred tax assets are not brought to account as the likelihood of recovery is not "virtually certain". Similarly, under US GAAP nil income tax expense/(credit) is charged as a full valuation allowance is recognized for the carry forward losses and deferred tax assets as the company would not meet the "more likely than not" recognition criteria under US GAAP.

For US GAAP purposes at June 30, 2002, the Company had gross deferred tax assets of A$9.9 million (2001: A$8.3 million), a valuation allowance of A$9.8 million (2001: A$8.1 million), net deferred tax assets of A$60,000 (2001: A$188,000) and deferred tax liabilities of A$60,000 (2001: A$188,000). The net change in the valuation allowance for the year ended June 30, 2002, was an increase of A$1.7 million.

The Company has gross tax losses carried forward for income tax purposes of A$30.7million which are available to offset future taxable income. The Company does not predict taxable income for fiscal years 2003 and 2004 accordingly no losses are expected to be utilized. Utilisation of losses in periods beyond these fiscal years has not been considered due to the uncertainty of long term estimates. A$23.3 million of these losses have been accumulated under Australian taxation laws. These losses carry forward indefinitely unless the Company is unable to comply with the recognition criteria for carrying forward tax losses under Australian Taxation legislation. A$7.4 million of these losses have been recorded by the US subsidiary and carry forward until 2021.


(vii)    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

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

The major changes to current practice include:

o More stringent requirements for restructuring provisions, differentiating between restructurings on acquisition and other restructurings.
o Discounting of provisions, using specific liability related risk rates, applied to pre-tax cash flows.
o Provisions for dividends will only be recognized at reporting date if they have been declared, determined or recommended before reporting date. The full amount of the dividend must be recognized as a provision, not just the amount payable in cash. o Separate recognition criteria for any recoveries related to provisions.

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

The adoption of this accounting standard may result in significant adjustments to the disclosures in the company's financial reports. As the Company has significant tax operating losses this statement is not likely to impact the income tax expense/(credit) recorded in the statement of financial performance.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION
(CONT)

(vii)    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT)

Recently Issued Australian Accounting Standards(cont)

The Australian Accounting Standards Board ("AASB") has issued an amended AASB 1012 Foreign Currency Translation, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002.

The key changes to current practice include:

o forward contracts that are hedges must be recognized gross on the balance sheet from the inception of the contract;
o        foreign currency equity items must not be restated;
o on disposal or partial disposal of self-sustaining foreign operations, the related foreign currency translation reserve balance must be taken to retained earnings and cannot pass through operating profit.

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

Recently Issued United States Accounting Standards

In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 will also require recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement 142 until its life is determined to no longer be indefinite.

The provisions of Statement 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. The Company is required to adopt the provisions of Statement 142 on July 1, 2002. Retroactive application of Statements 141 and 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until June 30, 2002.

The company did not make any acquisitions during the year ended June 30, 2002, nor does it have any goodwill recorded in the statement of financial position, consequently the adoption of these statements did not have a material impact on the results of the Company.

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION
(CONT)

(vii)    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT)

Recently Issued United States Accounting Standards (cont)

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 will be effective for the Company as of July 1, 2002. The adoption of this statement is not expected to have a material impact on the results of the Company.

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement 144 addresses financial accounting and reporting for the impairment of long-lived assets and will supersede (a) Statement 121 with respect to the accounting for the impairment or disposal of long-lived assets and (b) Accounting Principals Board Opinion No 30 (Opinion 30) for the disposal of a segment of a business. Statements 144 retains the requirements of Statement 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. Statement 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of.

Statement 144 retains the basic provisions for Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather that a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognized before they occur.

Statement 144 will be effective for the Company as of July 1, 2002. The Company does not expect the impact that adoption of this Statement will have a material effect on its financial report.

In April 2002 the FASB issued Statement No. 145, Rescission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. As a result of the rescission of Statement No. 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of Statement No. 145, which is effective for the Company in the fiscal year beginning July 1, 2002. This Statement is not expected to have a material impact on the financial statements of the Company.

In July 2002 the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Statement No. 146 is based on the general principal that a liability for a cost associated with an exit or disposal should be recorded when it is incurred and initially measured at fair value. Statement No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of Statement No. 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of the statement are to be applied prospectively to exit or disposal activities initiated after 31 December 2002, the effect of adopting this statement cannot be determined yet.

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

                   SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001

                                                                          2002            2001
                                                                        A$'000          A$'000

Sales revenue                                                              563             826
Research & development income
- Contract research income                                                 581             370
- Government grants                                                      1,064           1,390
- License fees                                                               -             510
Interest income                                                            275             564
Other income                                                                 -               1

                                                                     ----------------------------
TOTAL REVENUE                                                            2,483           3,661

Cost of sales                                                              227             234
Research & development expenditure
- Contract research expenditure                                            693             436
- Government grants                                                      1,761           2,125
- Other research expenditure                                             3,108           2,609
Selling & marketing                                                        217             402
Administration                                                           2,551           1,804
                                                                     ----------------------------
Loss from ordinary activities before related income tax
expense                                                                 (6,074)         (3,949)


Income tax relating to ordinary activities                                    -               -
                                                                     ----------------------------


LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX                           (6,074)         (3,949)
                                                                     ----------------------------

Loss attributable to members of the parent entity                        (6,074)         (3,949)

Basic and diluted loss per share - Australian cents                           11               7
                                                                     ----------------------------

        The unaudited statement of financial performance is to be read in conjunction with the unaudited notes to the financial statements set out on pages F54 to F64.

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

             UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                             AS AT DECEMBER 31, 2002

                                                                                      2002
                                                                                    A$'000

CURRENT ASSETS
Cash                                                                      3          8,306
Receivables                                                               4          1,154
Inventories                                                               5            146
                                                                             ----------------

TOTAL CURRENT ASSETS                                                                 9,606
                                                                             ----------------

NON-CURRENT ASSETS
Receivables                                                               6              4
Property, plant and equipment                                             7          9,523
Intangibles                                                               8         13,410
                                                                             ----------------

TOTAL NON-CURRENT ASSETS                                                            22,937
                                                                             ----------------

TOTAL ASSETS                                                                        32,543
                                                                             ----------------

CURRENT LIABILITIES
Accounts payable                                                          9          2,003
Interest bearing liabilities                                             10            215
Provisions                                                               11            598
                                                                             ----------------

TOTAL CURRENT LIABILITIES                                                            2,816
                                                                             ----------------

NON-CURRENT LIABILITIES
Interest bearing liabilities                                             10          3,825
Non-interest bearing liabilities                                         12              5
Provisions                                                               11             69
                                                                             ----------------

TOTAL NON-CURRENT LIABILITIES                                                        3,899
                                                                             ----------------

TOTAL LIABILITIES                                                                    6,715
                                                                             ----------------

NET ASSETS                                                                          25,828
                                                                             ----------------

SHAREHOLDERS' EQUITY
Contributed equity                                                       13         61,084
Reserves                                                                 14            234
Accumulated Losses                                                                 (35,490)
                                                                             ----------------

TOTAL SHAREHOLDERS' EQUITY                                                          25,828
                                                                             ----------------

        The unaudited statement of financial performance is to be read in conjunction with the unaudited notes to the financial statements set out on pages F54 to F64.

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                   SIX MONTHS ENDED DECEMER 31, 2002 AND 2001

                                                                    2002            2001
                                                       NOTE       A$'000          A$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations                          2,153           2,665
Cash payments in the course of operations                         (7,869)         (7,218)
Interest received                                                    305             550
                                                             ------------------------------

NET CASH USED BY OPERATING ACTIVITIES                             (5,411)         (4,003)
                                                             ------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment                        (6,292)           (252)
Proceeds from disposal of property, plant and
equipment                                                              5               -
Proceeds from other loans                                              -              49
Loan to employees                                                      -            (240)
                                                             ------------------------------

NET CASH USED BY INVESTING ACTIVITIES                             (6,287)           (443)
                                                             ------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                           3,750               -
Proceeds from capital raising                                          -             437
                                                             ------------------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                          3,750             437
                                                             ------------------------------

NET DECREASE IN CASH HELD                                         (7,948)         (4,009)

CASH AT BEGINNING OF THE PERIOD                                   16,226          25,833

Effects of exchange rate fluctuations on the
balances of cash held in foreign currencies                           28               5
                                                             ------------------------------

CASH AT END OF THE PERIOD                              3           8,306          21,829
                                                             ------------------------------

        The unaudited statement of financial performance is to be read in conjunction with the unaudited notes to the financial statements set out on pages F54 to F64.

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PREPARATION

         The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 Interim Financial Reports, the recognition and measurement requirements of applicable AASB standards and other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views. This half year financial report is to be read in conjunction with the June 30, 2002 Annual Financial Report and any public announcements by BresaGen Limited and its Controlled Entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

         It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuation of non-current assets. These accounting policies are consistently applied by each entity in the economic entity and, except where there is a change in accounting policy as disclosed in Note 2, are consistent with those applied in the June 30, 2002 Annual Financial Report.

         The half-year report does not include full note disclosures of the type normally included in an annual financial report.

         (b)      GOING CONCERN

         The consolidated entity has incurred a loss for the half year ended December 31, 2002 of A$6.1million (2001: A$3.9million) and had cash on hand as at December 31, 2002 of A$8.3 million compared to A$16.2 million as at June 30, 2002. Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until December 31, 2003.

         The accounts have been prepared on a basis of going concern, which contemplates continuity of business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The directors believe that additional capital will be raised, or the realisation of some, or all, of the Company's intellectual property will occur by December 31, 2003.


2.       CHANGES IN ACCOUNTING ESTIMATES

         (a)      INTELLECTUAL PROPERTY

         AUSTRALIAN GAAP

         From July 1, 2002, the Company commenced amortization of its Cell Therapy intellectual property (IP) over a 10 year period. Based on the current capitalized Cell Therapy IP this equates to amortization for the six month period to December 31, 2002 of A$0.6 million. Previously Cell Therapy intellectual property was not amortized as it was yet to generate sales revenue. The cell therapy division began generating sales revenue (non grant revenue) in the six month period to December 31, 2002 and in line with the Company's accounting policy on intangibles a decision was taken by the Board of Directors to commence amortization of the intellectual property. The period of amortization was determined by assessing the IP's useful life, the life of the relevant patents being an important consideration.

         The decision to begin amortizing Cell Therapy IP was also made after considering UIG-44 "Acquisition of In-process Research and Development and US-GAAP amortization treatment of IP.

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

         US GAAP

         As at June 30, 2002 pursuant to US GAAP, A$10.9 million of the Company's Cell Therapy IP portfolio was written off on acquisition whilst the remaining A$2.0 million was capitalized under SFAS No. 2 and the AICPA Practice Aid and was being amortized over 20 years. Corresponding with the decision taken by the Board of Directors to amortize the Cell Therapy IP assets over 10 years for Australian GAAP, a decision was also taken to amortize the remaining US GAAP balance over the same period. At June 30, 2002, the written down balance under US GAAP was A$1.7 million. Accordingly, a charge of A$85,000 for the six month period to December 31, 2002 has been expensed for US GAAP (A$50,000: December 31, 2001).


         (b)      DEFERRED REVENUE

         US GAAP

         As per the June 30, 2002 Annual Financial Report, license fee revenue in relation to the Company's contract with British Biotech was deferred for US GAAP and being brought to income over 15 years, being the estimated life of the contract. On July 23, 2002 this contract was terminated and accordingly the estimate of the life of the contract was revised. The financial effect of this change in estimate was to bring the balance of the deferred revenue (A$400,000) to income during the period to December 31, 2002.


                                                                     2002
                                                                   A$'000
3.       CASH

Cash at bank and on hand                                              746
Bank short term deposits and commercial bills                       7,560
                                                           -----------------

                                                                    8,306
                                                           -----------------

4.       RECEIVABLES (CURRENT)

Trade Debtors                                                          89
Other debtors                                                         579
Loans to employees                                                    328
Prepayments                                                           158
                                                           -----------------

                                                                    1,154
                                                           -----------------
5.       INVENTORIES

Raw Materials                                                           -
Work in progress at cost                                               28
Finished goods                                                        118
                                                           -----------------

                                                                      146
                                                           -----------------

6.       RECEIVABLES  (NON-CURRENT)

Loan to associated company                                              4
Loans to employees                                                      -
                                                           -----------------

                                                                        4
                                                           -----------------

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

                                                                     2002
                                                                   A$'000
7.       PROPERTY, PLANT AND
         EQUIPMENT

Plant and equipment - at cost                                       3,977
Provision for depreciation                                         (2,864)
                                                           -----------------

                                                                    1,113
                                                           -----------------

Capital work in progress - at cost                                  8,410

                                                           -----------------
Total Property, Plant and Equipment
- Net Book Value                                                    9,523
                                                           -----------------


8.       INTANGIBLES

Intellectual property - at cost                                    14,691
Provision for amortisation                                          (1,281)
                                                           -----------------

                                                                   13,410
                                                           -----------------


9.       ACCOUNTS PAYABLE (CURRENT)

Trade creditors                                                       182
Other creditors and accruals                                        1,695
Deferred income                                                       126
                                                           -----------------

                                                                    2,003
                                                           -----------------

10.      INTEREST BEARING
         LIABILITIES
CURRENT
Long term loan                                                        215
                                                           -----------------

NON-CURRENT
Long term loan                                                      3,825
                                                           -----------------

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

                                                                     2002
                                                                   A$'000
11.      PROVISIONS
CURRENT
Employee entitlements
- annual leave                                                        189
- long service leave                                                  409
                                                           -----------------

                                                                      598
                                                           -----------------
NON-CURRENT
Employee entitlements
 - long service leave                                                  69
                                                           -----------------


12.      NON-INTEREST BEARING LIABILITIES
NON-CURRENT
Unsecured long term loan at net present value                           5
                                                           -----------------


13.      CONTRIBUTED EQUITY

ISSUED AND PAID UP
Ordinary Shares, fully paid 54,498,560                             61,084
                                                           -----------------

MOVEMENTS IN ORDINARY SHARE CAPITAL
Balance at the beginning of interim reporting period               61,048

SHARES ISSUED
Shares issued under deed of variation (i)                              36
                                                           -----------------

                                                                   61,084
                                                           -----------------
Notes:

(i) On July 9, 2002, 50,000 ordinary shares were issued pursuant to the Deed of Variation (Disclosed in Note 20 to June 30, 2002 Annual Financial Report) at a weighted average price of A$0.72. The fair value of these shares was expensed to the statement of financial performance.



14.      RESERVES

Options Reserve                                                       234
                                                           -----------------


15.      EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of A$6,074,000 (December 31, 2001: A$3,949,000) has been used to calculate basic and diluted earnings per share. The Company has only one class of ordinary shares with no variation in the entitlement to dividend.

The total options outstanding of 4,528,334 (December 31, 2001:5,445,183) have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at December 31, 2002 it is not probable that options will be exercised at any time in the near future.

The weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per shares was 54,496,657 (December 31, 2001:
54,239,645).

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTHS ENDING DECEMBER 31, 2002


16.      SEGMENT INFORMATION

As outlined in the June 30, 2002 Annual Financial Report, the company operates three distinct business segments:

o        Cell Therapy
o        Reproductive Biotechnology
o        Protein Pharmaceuticals

The basis of reporting results for the period ending December 31, 2002, is consistent with that used for the audited financial report of June 30, 2002. The table below presents the results of the operations for the half year ended December 31, 2002 and 2001.


MANAGEMENT SYSTEM SEGMENT VIEW

                                                       CELL       REPRODUCTIVE           PROTEIN             TOTAL
                                                    THERAPY     BIO-TECHNOLOGY    PHARMA-CEUTICALS      REPORTABLE
                                                                                                          SEGMENTS
------------------------------------------------------------------------------------------------------------------
                                                     A$'000             A$'000            A$'000            A$'000
DEC 2002
BUSINESS SEGMENTS
Segment revenue                                       1,043                371               794             2,208
Segment profit/(loss)                                (3,536)                54              (806)           (4,288)


DEC 2001
BUSINESS SEGMENTS
Segment revenue                                         667                375             1,854             2,896
Segment profit/(loss)                                (2,686)               (61)              239            (2,508)



There has been no material change to the total segment assets presented in the Annual Financial Report, accordingly, this information has not been disclosed for the unaudited results as of December 31, 2002. The unallocated acquisition of non-current assets (Corporate assets) has shown significant increase due to the additional A$6.6 million capitalized as part of the construction of the Company's new building.

RECONCILIATION TO REPORTED RESULTS
                                                            2002           2001
REVENUE                                                   A'$000         A'$000
Total reportable segments                                 2,208          2,896
Interest income                                             275            564
Other revenue and adjustments                                 -            201
-------------------------------------------------------------------------------
TOTAL BRESAGEN CONSOLIDATED REVENUE                       2,483          3,661

SEGMENT LOSS
Total reportable segments                                (4,288)        (2,508)
Unallocated Corporate Costs                              (1,786)        (1,441)
-------------------------------------------------------------------------------
TOTAL BRESAGEN CONSOLIDATED LOSS                         (6,074)        (3,949)

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTHS ENDING DECEMBER 31, 2002


17.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
DISCLOSURES

MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP


17(I) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

BresaGen is a biotechnology company focussed on the commercialization of healthcare products. Our core business strategy is to develop a strong portfolio of high margin, proprietary, research-based products in three key business areas with core expertise in:

o the development and manufacture of therapeutic proteins using recombinant DNA technology (Protein Pharmaceuticals Division);
o embryonic stem cell research including cell delivery and imaging (Cell Therapy Division); and
o cloning and transgenics technology relating to xenotransplantation and productivity improvement in animal production (Reproductive Biotechnology Division).

We conduct research in laboratories located in Adelaide, Australia and Athens, Georgia, USA. We also contract out research in both Australia and the US. We have a protein manufacturing plant in Adelaide, Australia,

Risks

The Company's commercial success is dependent on our technology not infringing patents and proprietary rights of others. In the event our technologies do infringe on the rights of others or we require the use of discoveries and technology controlled by third parties, we may be prevented from pursuing research, development or commercialization of potential products or may be required to obtain licences to these patents of other proprietary rights or develop alternative technologies. If we do not obtain the necessary licenses to alternative technologies, we may be delayed or prevented from pursuing the development of some potential products.

The Company will need to raise additional funding through strategic collaborations, public or private equity financings, capital lease transaction or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business.


Impact of Recently Issued Accounting Standards

Discussed below are the impacts of Accounting Standards issued subsequent to the release of the June 30, Annual Financial Report.

RECENTLY ISSUED AUSTRALIAN ACCOUNTING STANDARDS

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

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTHS ENDING DECEMBER 31, 2002


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

Revised UIG 39: Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances applies to all reporting entities for reporting periods ending on or after 13 August 2002. UIG39 specifies the tax treatment of deferred tax balances following the enactment of the Tax Consolidation Bill. The UIG specifies the treatment of both elective and mandatory components of the new Tax Consolidation regime. The Company believes that UIG39 will not impact the Company's June 30, 2003 statement of financial performance or statement of financial position as deferred tax balances are not recorded by the Company due to its history of losses.

UIG 52: Income Tax Accounting under the Tax Consolidation System applies to all reporting entities for periods ending on or after 10 December 2002. The Abstract requires that the head entity in a tax consolidation group must recognise current and deferred tax amounts in respect of its own transactions as well as those of wholly owned subsidiaries in the tax consolidation group. The Company believes that UIG52 will not impact the Company's June 30, 2003 statement of financial performance or statement of financial position as deferred tax balances are not recorded by the Company due to its history of losses.


RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, and interpretation of FASB No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligations undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements or interim or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No.
123. This statement amends FASB Statement No. 123,

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTHS ENDING DECEMBER 31, 2002


Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the these consolidated unaudited financial statements.

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

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTHS ENDING DECEMBER 31, 2002


17(II)   US GAAP FINANCIAL REPORTING

The consolidated financial report of BresaGen Limited is prepared in accordance with Generally Accepted Accounting Principles applicable in Australia ("Australian GAAP") (refer note 1) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the operating loss after income tax, shareholders' equity and total assets, applying US GAAP instead of Australian GAAP for the six months ended December 31, 2002 and 2001.

                                                                                             2002               2001
                                                                                           A$'000             A$'000

                                                                         Note

OPERATING LOSS AFTER INCOME TAX REPORTED UNDER AUSTRALIAN GAAP                            (6,074)             (3,949)

Items having the effect of (decreasing) reported income (total tax impact of adjustments shown separately);

stock options expense                                                    17(iii)             (14)                (61)
Amortization of intangibles                                              17(iv)              622                  44
Recognition of deferred milestone income                                 17(v)               400                  15
Fee income deferred                                                      17(v)                 -                (200)
                                                                                  -----------------------------------

NET OPERATING LOSS AFTER INCOME TAX ACCORDING TO US GAAP                                  (5,066)             (4,151)

Basic and diluted loss per share according to US GAAP
 Australian cents                                                                              9                   8


SHAREHOLDERS' EQUITY REPORTED UNDER AUSTRALIAN GAAP                                       25,828              39,719

Items having the effect of (decreasing) reported shareholders' equity;

Intellectual property, net of amortization                               17(iv)          (11,777)            (14,663)
Long term non interest bearing loan                                      17(v)              (341)                (94)
Deferred revenue                                                         17(v)              (200)               (615)
                                                                                  -----------------------------------

SHAREHOLDERS' EQUITY REPORTED UNDER US GAAP                                               13,510              24,347


                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTHS ENDING DECEMBER 31, 2002




                                                                                            2002              2001
                                                                                          A$'000            A$'000

TOTAL ASSETS REPORTED UNDER AUSTRALIAN GAAP                                NOTE          32,543             41,955

Items having the effect of (decreasing) reported total assets;

Intellectual property, net of amortization                               17(iv)         (11,777)           (14,663)
                                                                                  ----------------- -----------------

TOTAL ASSETS REPORTED UNDER US GAAP                                                      20,766             27,292

The following table includes profit and loss account information prepared in accordance with Australian GAAP but presented in US GAAP format.

                                                                                           2002               2001
                                                                                         A$'000             A$'000

Revenues:
     Sales revenue                                                                          563                826
     Contract research revenue                                                              581                370
     Licence revenue                                                                          -                510
     Grant research revenue                                                               1,064              1,390
     Other revenue                                                                            -                  1
                                                                                 ------------------------------------
Total revenues                                                                            2,208              3,097

Costs and expenses:
     Cost of sales                                                                          227                234
     Contract research expenditure                                                          693                436
     Grant research expenditure                                                           1,761              2,125
     Other research expenditure                                                           3,108              2,609
     Selling & marketing                                                                    217                402
     Administration                                                                       2,551              1,804
                                                                                 ------------------------------------
Total costs and expenses                                                                  8,557              7,610

                                                                                 ------------------------------------
Operating loss                                                                           (6,349)            (4,513)

Other income:
     Interest income                                                                        275                564
                                                                                 ------------------------------------
Total other income                                                                          275                564

                                                                                 ------------------------------------
Loss before taxes                                                                        (6,074)            (3,949)
Provision for Income taxes                                                                    -                  -
                                                                                 ------------------------------------

NET LOSS                                                                                 (6,074)            (3,949)
                                                                                 ------------------------------------

Net loss per share - basic and diluted
Australian cents                                                                             11                  7
                                                                                 ------------------------------------

Weighted average shares outstanding - basic and diluted                              54,496,657         54,239,645
                                                                                 ------------------------------------

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTHS ENDING DECEMBER 31, 2002


17(III)        ACCOUNTING FOR STOCK-COMPENSATION PLANS

(c)      Employee Stock Options

In accordance with Australian GAAP we do not recognize the cost of options granted to employees. Under US GAAP we use the intrinsic value method specified by APB 25 to recognize the cost options granted to employees. Under US GAAP we have adopted for our audited Annual Financial Report the disclosure only alternative of Statement of Financial Accounting Standard ("SFAS") 123 which states that stock based compensation must be recorded at fair value of options granted. This compensation, determined using the Black Scholes options pricing model, is expensed over the vesting periods of each option grant for purposes of pro forma disclosures. In accordance with SFAS 123, these disclosures are not required to be included in the unaudited interim financial report.

The nature and type of the plans are outlined in June 30, 2002 Annual Financial Report. There has been no change to the plans since this report.

The table below summarises the movement in options since the date of the previous audited annual financial report to December 31, 2002.

                                                                                               Weighted average
                                                                         Number of Options       exercise price

OPTIONS OUTSTANDING AT  JUNE 30, 2002                                            5,248,516         $1.35
Granted                                                                                  -           -
Exercised                                                                                -           -
Cancelled/lapsed                                                                  (720,182)        $1.19
                                                                         -------------------------------------
OPTIONS OUTSTANDING AT DECEMBER 31, 2002 (UNAUDITED)                             4,528,334         $1.38



The following table summarizes the pro-forma operating results of the Company had compensation cost for stock options granted been determined in accordance with the fair value based method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation".


FOR THE SIX MONTH PERIOD ENDED DECEMBER 31 (UNAUDITED),                             2002                      2001

Net operating loss after income tax according to US GAAP                          (5,066)                   (4,151)

Add: Stock based compensation expense included in reported net
income, net of related tax                                                            14                        61

Less: Total stock based employee compensation expense determined under fair value method for all option schemes, net of related
taxes                                                                                 94                       237

                                                                         -------------------------------------------

PRO FORMA NET OPERATING LOSS AFTER TAX ACCORDING TO US GAAP                       (5,146)                   (4,327)

Loss per share according to US GAAP - basic and diluted as
reported in Australian cents                                                           9                         8

Loss per share according to US GAAP - basic and diluted per pro
forma in Australian cents                                                              9                         8


                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTHS ENDING DECEMBER 31, 2002


17(IV)   INTANGIBLES

The Accounting policy for intangibles for Australian GAAP and US GAAP is outlined in Note 31(ii) of the June 30, 2002 Annual Financial Report. This policy has been consistently applied to the period December 31, 2002 with the exception of the following change in estimate for Australian GAAP and US GAAP.

Under Australian GAAP from July 1, 2002, the Company commenced amortization of its entire Cell Therapy intellectual property (IP) portfolio over a 10 year period. Based on the current capitalised Cell Therapy IP this equates to annual amortization of A$1.3m. Previously Cell Therapy intellectual property was not amortized as it was yet to generate sales revenue. The cell therapy division began generating sales revenue (non grant revenue) in the six month period to December 31, 2002 and in line with the Company's accounting policy on intangibles a decision was taken by the Board of Directors to commence amortization of the IP. The period of amortization was determined by assessing the IP's useful life, the life of the relevant patents being an important consideration.

The decision to begin amortizing Cell Therapy IP was also made after considering UIG-44 "Acquisition of In-process Research and Development and US-GAAP treatment of IP.

Previously under US GAAP, A$10.9m of the Company's Cell Therapy IP portfolio was written off on acquistion whilst the remaining A$2.0m was capitalized under SFAS No. 2 and the AICPA Practice Aid and was being amortized over 20 years. Corresponding with the decision taken by the Board of Directors to amortize the Cell Therapy IP assets over 10 years for Australian GAAP, a decision was also taken to amortize the remaining US GAAP balance over the same period. At June 30, 2002, the written down balance under US GAAP was A$1.7m. Accordingly, a charge of A$85,000 for the six month period to 31 December 2002 has been expensed for US GAAP (A$50,000: December 31, 2001).


17(V)    REVENUE RECOGNITION

In accordance with SAB101, US GAAP adjustments have been raised to defer revenue recognized under Australian GAAP as outlined in Note 31(iii) of the June 30, 2002 Annual Financial Report. For the six month period to December 31, 2002 the policy has been consistently applied with the exception of the following change in estimate.

o Upon termination of the agreement with British Biotech in July 2002, the balance of the license fee income previously deferred (A$400,000) was recognized in the Statement of Financial Performance for the six months ended December 31, 2002. The termination of the contract provided additional evidence of the period of the contract and a change in accounting estimate was made to record the deferred element of the license fee in the period in which the contract was terminated.

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

                          INDEPENDENT AUDITORS' REPORT

                     TO THE SHAREHOLDERS OF CYTOGENESIS INC.



We have audited the accompanying the statements of operations and comprehensive loss, stockholders' equity and cash flows of CytoGenesis, Inc. for the period from inception (June 21, 1999) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of CytoGenesis, Inc. for the period from inception (June 21, 1999) to June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.



KPMG



April 13, 2002



Adelaide, Australia

                                 CYTOGENESIS INC

                 STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

             PERIOD FROM INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000


   Operating expenses:
            Research and development                     US$495,034
            General and administrative                      306,195
            Compensation costs                              736,166
                                                       -------------

                     Total operating expenses             1,537,395
                                                       -------------

                          Loss from operations            1,537,395
                                                       -------------
   Non-operating income
            Interest income                                  17,794
                                                       -------------
   Loss before income taxes                               1,519,601
   Income taxes                                                   -
                                                       -------------
   NET LOSS                                            US$1,519,601
                                                       -------------




       The accompanying notes on pages F69 to F71 form an integral part of these financial statements

                                 CYTOGENESIS INC

                        STATEMENT OF STOCKHOLDERS' EQUITY

             PERIOD FROM INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000



                                                                                                           TOTAL
                                                                   ADDITIONAL        ACCUMULATED       STOCKHOLDERS'
                                         COMMON STOCK           PAID-IN CAPITAL        DEFICIT        EQUITY (DEFICIT)
                                    SHARES          US$               US$                US$                US$

Balance at June 21, 1999                                                                                            -
Common stock issued to
founders                            3,250,000          32,500           (32,500)                -                   -
Common stock issued to
institutions                          176,316           1,763           174,553                 -             176,316
Common stock issued for cash,
net of costs                        1,410,000          14,100         1,395,858                 -           1,409,958
Stock options issued                        -               -           744,587                 -             744,587
Net loss                                                    -                 -        (1,519,601)         (1,519,601)
                                            -
                                 ------------- --------------- ------------------- ----------------- -------------------
BALANCE AT JUNE 30, 2000            4,836,316          48,363         2,282,498        (1,519,601)         US$811,260
                                 ------------- --------------- ------------------- ----------------- -------------------







       The accompanying notes on pages F69 to F71 form an integral part of these financial statements

                                 CYTOGENESIS INC

                             STATEMENT OF CASH FLOWS

             PERIOD FROM INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000




                                                                             US$
   Cash flows from operating activities:
         Net loss                                                          (1,519,601)
         Adjustment to reconcile net loss to net cash used in
         operating activities
            Warrants and Options - non-cash charge                            744,587
            Shares - non-cash charge                                          176,316
                                                                           -----------
            Changes in operating assets and liabilities
                  Accrued liabilities                                         205,214
                  Prepaid expenses                                            (26,375)
                  Other current assets                                         (5,000)
                                                                           -----------
                       Net cash used in operating activities                 (424,859)
                                                                           -----------

   Cash flows from investing activities:                                            -
                                                                           -----------

   Cash flows from financing activities:
                  Proceeds from issue of common stock, net of
                  issuance costs of US$42.                                  1,409,958
                                                                           -----------

                       Net cash provided by financing activities            1,409,958
                                                                           -----------

   Increase in cash and cash equivalents                                      985,099
                                                                           -----------
   Cash and cash equivalents, beginning of period                                   -
   Cash and cash equivalents, end of period                                   985,099
                                                                           -----------






       The accompanying notes on pages F69 to F71 form an integral part of these financial statements

                                 CYTOGENESIS INC

                        NOTES TO THE FINANCIAL STATEMENTS

         FOR THE PERIOD SINCE INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

         CytoGenesis Incorporated ("the Company") is a development stage biotech company whose mission is to improve the treatment of Parkinson's disease by utilising new and improved cell therapeutics in combination with proprietary cell delivery systems and imaging products. The company also intends to license its technology to others for the treatment of other chronic diseases.

         The Company operates out of laboratories in Athens, Georgia, USA.

COMPARATIVES

         The Company was incorporated on June 21, 1999. No transactions took place between the period June 21, 1999 and June 30, 1999, accordingly comparatives have not been included in these financial statements.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents are stated at cost. The company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

SEGMENT INFORMATION

         The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for reporting information regarding operating segments in financial statements. It has been concluded that the company does not operate more than one reportable segment therefore separate segment information has not been prepared.

INCOME TAXES

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

USE OF ESTIMATES

         The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

                                 CYTOGENESIS INC

                        NOTES TO THE FINANCIAL STATEMENTS

         FOR THE PERIOD SINCE INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000



2.       STOCKHOLDERS' EQUITY

(a)      Shares

         On incorporating, 3,250,000 shares were issued to the founding shareholders for nil value. In addition, 176,316 shares were issued to educational institutions for work undertaken on the initial research programs. These shares have been valued at $1.00 and the related expense charged to research and development.

         A private placement of Company common stock was undertaken and US$1,409,958 in net cash proceeds raised. 1,410,000 shares were issued at US$1.00 with a par value of US$0.01 from September 1999 to June 2000.

(b)      Options

         775,000 options were issued to consultants of the Company on July 15, 1999, at an exercise price of US$0.10, and were outstanding at June 30, 2000. The outstanding stock options became exercisable from the grant date and have a term of ten years.

         50,000 further options were issued to a consultant on May 15, 2000, at an exercise price of US$1.00 and were outstanding at June 30, 2000. The stock options were immediately exercisable and expired on November 14, 2001 at the expiration of the consultancy agreement.

         The Company accounts for stock options issued to non-employees under SFAS No. 123 Accounting for Stock-Based Compensation (SFAS No. 123). For the year ended June 30, 2000, the Company recorded compensation expense of US$736,166 for stock option grants.

         The value of the compensation expense was calculated at the date of grant using the Black-Scholes options pricing model using the following weighted assumptions:

         Risk free interest rate                     5.78%
         Expected dividend yield                     0.00%
         Expected lives                              8.53 years
         Expected volatility                         0.00%

         As at June 30, 2000, 825,000 options were outstanding. A summary of stock option activity follows:

                                                                      NUMBER OF OPTIONS       WEIGHTED AVERAGE
                                                                                               EXERCISE PRICE

         OPTIONS OUTSTANDING AT JUNE 30, 1999                                  NIL                    NIL
                  Granted                                                  825,000                US$0.15
                  Exercised                                                    Nil                    Nil
                                                                      -------------           --------------
         OPTIONS OUTSTANDING AT JUNE 30, 2000                              825,000                US$0.15


         The following table summarizes information about stock options outstanding and exercisable at June 30, 2000.

                                               OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                                                                       WEIGHTED
                                                      WEIGHTED         AVERAGE                             WEIGHTED
                                                       AVERAGE         REMAINING                           AVERAGE
                  RANGE OF                            EXERCISE        CONTRACTUAL                          EXERCISE
               EXERCISE PRICE         OPTIONS           PRICE         LIFE (YEARS)         OPTIONS           PRICE
         ---------------------- -------------- ---------------- ------------------ ---------------- ---------------
         US$0.10                      775,000          US$0.10                9.0          775,000         US$0.10
         US$1.00                       50,000          US$1.00                1.4           50,000         US$1.00


                                 CYTOGENESIS INC

                        NOTES TO THE FINANCIAL STATEMENTS

         FOR THE PERIOD SINCE INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000


(c)      Warrants

         In November 1999, the Company granted warrants to potential investors to purchase 100,000 shares of common stock, at the warrant purchase price of US$1.00 per share. The entitlement was valid for eighteen months from date of issue.

         As of June 30, 2000, none of the warrants had been exercised. The fair value of the warrants was determined using the Black-Scholes model and US$8,421 was charged to general and administrative expenses.

3.       RELATED PARTY TRANSACTIONS

         During the period the Directors listed below, who are also Stockholders, were paid compensation for their services as employees and/or consultants in the ordinary course of business.


    NAME OF DIRECTOR                                         COMPENSATION

    D. Wigart                                                 US$82,000
    J. Kucharczyk                                             US$65,500
    J. Stice                                                  US$42,948
    S. Stice                                                  US$24,000


         US$24,000 was paid to Boelter & Associates for accounting services, a firm in which Mr MW Boelter, a founding shareholder of the Company, is a principal.

4.       INCOME TAXES

         The Company has a deferred tax asset of US$196,757 reduced to nil by a valuation allowance of the same amount. The deferred tax asset relates to net operating tax losses incurred by the Company for the period from inception (June 21, 1999) to June 30, 2002. The valuation allowance has been established to reduce the deferred tax asset to the amount expected to be realized.

         The net carryforward tax operating loss of the Company at June 30, 2000 is $US578,698.

5.       SUBSEQUENT EVENTS

         On November 15, 2000, an Australian listed company BresaGen Limited acquired 100% of the common stock of CytoGenesis through the issue of 7,192,818 ordinary shares and 2,000,000 options to CytoGenesis stakeholders. Simultaneously, the Company was merged into BresaGen Inc, a 100% subsidiary of the Australian parent.

                                 CYTOGENESIS INC

                             UNAUDITED BALANCE SHEET

                              AT SEPTEMBER 30, 2000


   ASSETS                                                        SEPTEMBER 30,
                                                                      2000

   Current assets:
            Cash and cash equivalents                             US$1,570,245
            Prepaid expenses                                            26,375
            Other current assets                                         5,000
                                                                 --------------
                     Total current assets                            1,601,620

                                                                 --------------
   Total assets                                                   US$1,601,620
                                                                 --------------

   LIABILITIES & STOCKHOLDERS' EQUITY

   Current liabilites:
            Accrued liabilities                                        204,478
                                                                 --------------
                     Total current liabilities                         204,478

                          Total liabilities                            204,478
                                                                 --------------

   Stockholders' equity
            Common stock, US$.01 Par value 10,000,000 shares
            authorized:  issued and outstanding 5,786,316               57,863
            Additional paid-in capital                               3,222,998
            Accumulated deficit                                      (1,883,719)
                                                                 --------------
                     Total stockholders' equity                      1,397,142
                                                                 --------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     US$1,601,620
                                                                 --------------





        The accompanying notes on page F75 form an integral part of these financial statements

                                 CYTOGENESIS INC

            UNAUDITED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

            FOR THE THREE MONTH PERIOD TO SEPTEMBER 30, 2000 AND 1999




                                                            2000         1999

   Operating expenses:
            Research and development                     US$248,690            -
            General and administrative                      127,995            -
                                                        ------------ -----------

                     Total operating expenses               376,685            -
                                                        ------------ -----------

                          Loss from operations              376,685            -
                                                        ------------ -----------
   Non-operating income
            Interest income                                  12,567            -
                                                        ------------ -----------
   Loss before income taxes                                 364,118
   Income taxes                                                   -            -
                                                        ------------ -----------
   NET LOSS                                              US$364,118            -
                                                        ------------ -----------




        The accompanying notes on page F75 form an integral part of these financial statements

                                 CYTOGENESIS INC

                        UNAUDITED STATEMENT OF CASH FLOWS

               FOR THE THREE MONTHS TO SEPTEMBER 30, 2000 AND 1999





                                                                             2000                  1999

   Cash flows from operating activities:
         Net loss                                                          US$(364,118)                 -
            Changes in operating assets and liabilities:
                  Decrease in accrued liabilities                                 (736)                 -
                                                                          -------------         -----------
                       Net cash used in operating activities                 $(364,854)                 -
                                                                          -------------         -----------

   Cash flows from investing activities:                                             -                  -
                                                                          -------------         -----------

   Cash flows from financing activities:
                  Proceeds from issue of common stock, net of
                  issuance costs.                                               950,000                 -
                                                                          -------------         -----------

                       Net cash provided by financing activities                950,000                 -
                                                                          -------------         -----------

   Increase in cash and cash equivalents                                        585,146                 -
   Cash and cash equivalents, beginning of period                             $ 985,099                 -
                                                                          -------------         -----------
   Cash and cash equivalents, end of period                                  $1,570,245                 -
                                                                          -------------         -----------






        The accompanying notes on page F75 form an integral part of these financial statements.

                                 CYTOGENESIS INC

                   UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

               FOR THE THREE MONTHS TO SEPTEMBER 30, 2000 AND 1999


1.       Summary of Significant Accounting Policies


         The unaudited condensed financial statements of CytoGenesis, Inc. for the three-month periods ended September 30, 2000 and September 30, 1999 have been prepared by the Company pursuant to the rules and regulations of Securities and Exchange Commission ("SEC"). The information included reflects all adjustments (consisting only of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to SEC rules and regulations. The notes to the unaudited condensed financial statements should be read in conjunction with the notes to the financial statements contained in the CytoGenesis, Inc. audited financial statements filed elsewhere herein.

         COMPARATIVES

         The Company was incorporated on June 21, 1999. No transactions took place between the period June 21, 1999 and September 30, 1999, accordingly nil comparatives have been shown for the Statement of Operations and Comprehensive Loss and the Statement of Cash Flows.

2.       ACCRUED LIABILITES


         Accrued liabilites as at September 30, 2000 are comprised of:

         Accrued research expenses                                      38,083
         Accrued professional services expenses                         40,323
         Accrued employee compensation and related expenses            112,560
         Other                                                          13,512
                                                                    ----------
                                                                    $US204,478
                                                                    ----------


3.       STOCKHOLDERS' EQUITY

         During the quarter to September 30, 2000, a private placement of Company common stock was undertaken and $950,000 in net cash proceeds raised. 950,000 shares were issued at US$1.00 with a par value of US$0.01.

4.       SUBSEQUENT EVENTS

         On November 15, 2000, an Australian listed company BresaGen Limited acquired 100% of the common stock of CytoGenesis through the issue of 7,192,818 ordinary shares and 2,000,000 options to CytoGenesis stakeholders. Simultaneously, the Company was merged into BresaGen Inc, a 100% subsidiary of the Australian parent.