Form 20-F/A
period 2002-06-30
BRESAGEN LTD
filed 2003-09-02
CIK 1132541

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                  (Amendment 2)


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



                              RECENT DEVELOPMENTS

     o On July 31, 2003 we published our statement of cash flows as required by the rules of the Australian Stock Exchange. The quarterly report, reproduced in pertinent part below, provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report.


CONSOLIDATED STATEMENT OF CASH FLOWS


                                                             Quarter ended June 30,       Year to date (12
CASH FLOWS RELATED TO OPERATING ACTIVITIES                   2003                         months)
                                                             $A'000                       $A'000

1.1       Receipts from customers                                               1,185                   4,679

1.2       Payments for
          (a)  staff costs                                                    (1,235)                 (5,437)
          (b)  advertising and marketing                                         (19)                    (79)
          (c)  research and development                                         (568)                 (4,698)
          (d)  leased assets                                                        -                       -
          (e)  other working capital                                            (979)                 (2,944)

1.3       Dividends received
1.4       Interest  and  other  items of a  similar  nature                        65                     454
          received
1.5       Interest and other costs of finance paid
1.6       Income taxes paid
1.7       Other

          NET OPERATING CASH FLOWS                                            (1,551)                 (8,025)


                                                             Quarter ended June 30,       Year to date (12
                                                             2003                         months)
                                                             $A'000                       $A'000


1.8       Net operating cash flows (carried forward)                          (1,551)                 (8,025)

          CASH FLOWS RELATED TO INVESTING ACTIVITIES






1.9       Payment for acquisition of:
                            (a)  businesses (item 5)
                            (b)  equity investments
                            (c)  intellectual property
                            (d)  physical non-current
                                 assets (note A)                              (1,010)                 (9,444)
                            (e)  other non-current assets
1.10      Proceeds from disposal of:
                            (a)  businesses  (item 5)
                            (b)  equity investments
                            (c)  intellectual property                             1                       6
                            (d)  physical non-current assets
                            (e)  other non-current assets -

1.11      Loans to other entities                                                  -                       -
1.12      Loans repaid by other entities
1.13      Other  (provide  details if  material)  - partial                       13                     131
          repayment of employee loan.

          NET INVESTING CASH FLOWS                                              (996)                 (9,307)

1.14      TOTAL OPERATING AND INVESTING CASH FLOWS                            (2,547)                (17,332)


          CASH FLOWS RELATED TO FINANCING ACTIVITIES
1.15      Proceeds from issues of shares, options, etc.
1.16      Proceeds from sale of forfeited shares
1.17      Proceeds from borrowings (note A)                                    1,450                   7,044
1.18      Repayment of borrowings
1.19      Dividends paid
1.20      Other (provide details if material)-
                                                                               1,450                   7,044
          NET FINANCING CASH FLOWS

          NET INCREASE (DECREASE) IN CASH HELD                                (1,097)                (10,288)

1.21      Cash at beginning of quarter/year to date                            7,044                  16,226
1.22      Exchange rate adjustments                                              (87)                    (78)

1.23      CASH AT END OF QUARTER                                               5,860                   5,860



Note A: As at 30 June 2003, the Company had paid $180,000 (included at point 1.9(d)) for which it expects reimbursement in the quarter ending September 2003 under the terms of its loan facility with the State Government of South Australia.

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS

PAYMENTS TO RELATED ENTITIES OF THE ENTITY AND ASSOCIATES OF THE RELATED
ENTITIES


                                                                                      Quarter ended June 30,
                                                                                      2003
                                                                                      $A'000

1.24        Aggregate amount of payments to the parties included in item 1.2                              252

1.25        Aggregate amount of loans to the parties included in item 1.11

1.26        Explanation necessary for an understanding of the transactions
            1.24 Includes payments to Executive Directors of the entity and related entities.



NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

          Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

          Nil


FINANCING FACILITIES AVAILABLE


                                                                    Amount available           Amount used
                                                                    $A'000                     $A'000
3.1       Loan facilities*                                                      8,024                     7,334

          *Loan facility supplied by the South Australian
          State Government in relation to new building.
          Draw downs are made on the loan facility pursuant to the terms of the agreement.

3.2       Credit standby arrangements                                             206                         4


RECONCILIATION OF CASH


Reconciliation of cash at the end of the quarter (as            Quarter ended June 30,     Quarter ended March 31,
shown in the consolidated statement of cash flows) to           2003                       2003
the related items in the accounts is as follows.                $A'000                     $A'000

4.1       Cash on hand and at bank                                                865                         963

4.2       Deposits at call                                                      2,770                       4,090

4.3       Bank overdraft
                                                                                2,225                       1,991
4.4       Other (provide details)  represents  Commercial
          Bills and fixed term deposits  maturing  within
          3 months of current quarter end

          TOTAL: CASH AT END OF QUARTER (item 1.22)                             5,860                       7,044


ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES


                                        Acquisitions             Disposals
                                        (Item 1.9(a))            (Item 1.10(a))

5.1       Name of entity                N/A                      N/A
5.2       Place of  incorporation
          or registration
5.3       Consideration for
          acquisition or disposal
5.4       Total net assets
5.5       Nature of business



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